As filed with the Securities and Exchange Commission on September 17, 2010

  Registration No. 333-168809

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
Amendment No. 1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CUTANEA LIFE SCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	20-3489982
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification No.)

5 Great Valley Parkway, Suite 355
Malvern, PA 19355-1426
(484) 568-0100

(Address, Including Zip Code and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808
(866) 403-5272

(Name, Address, Including Zip Code and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Erick Richardson Peter Hogan Richardson & Patel LLP 10900 Wilshire Blvd. Suite 500 Los Angeles, California 90024 (310) 208-1182	Arthur S. Marcus Kristin J. Angelino Gersten Savage LLP 600 Lexington Avenue New York, NY 10022 (212) 980-5192

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee
Shares of Common Stock, $0.001 par value per share(2)			$15,000,000		$1,069.50
Underwriters’ Warrant		$		$
Shares of Common Stock Underlying Underwriters’ Warrant		$		$
Total Registration Fee		$		$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Includes [ ] shares of common stock which may be issued pursuant to the exercise of a 30-day option granted by the registrant to the underwriters to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED _________, 2010

PRELIMINARY PROSPECTUS

[     ] Shares of Common Stock

CUTANEA LIFE SCIENCES, INC.

This is our initial public offering. We are offering [  ] shares of common stock. We expect the initial public offering price for our common stock to be between $[  ] and $[  ] per share.

No public market currently exists for our common stock. We have applied to have our common stock listed on NYSE Amex under the symbol “CTNA.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8.

	Per Share	Total
Public offering price	$	$
Discounts and commissions to underwriters	$	$
Proceeds, before expenses, to issuer	$	$

We have granted to the underwriters a 30-day option to purchase up to [  ] additional shares of common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.

The shares of common stock are expected to be delivered on or about [  ], 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Brean Murray, Carret & Co.	Rodman & Renshaw, LLC

The date of this prospectus is [  ], 2010.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date in the front of this prospectus only. Our business, financial condition, results of operations and prospectus may have changed since that date.

We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Nevertheless, we are responsible for the accuracy and completeness of the historical information presented in this prospectus, as of the date of the prospectus.

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PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.” References to “we,” “our,” “us,” “our company,” or “Cutanea” refer to Cutanea Life Sciences, Inc.

Overview

We are a development stage specialty pharmaceutical company that in-licenses and develops novel therapeutics for the treatment of dermatological conditions. We have licensed three technologies, each of which is designed to have intellectual property protection and the potential to be developed for multiple indications. Our lead product candidate is omiganan (CLS001) for the treatment of rosacea, for which we are preparing to initiate a Phase 3 clinical study in mid-2011. Rosacea is a chronic dermatological disorder that primarily affects the facial skin and is characterized by persistent redness and inflammatory lesions. Omiganan, a new chemical entity, is a cationic peptide with antimicrobial and anti-inflammatory properties which we believe can be applied to multiple dermatological indications. In addition to rosacea, we believe omiganan has the potential to be developed for the treatment of atopic dermatitis and acne and would be the first in its class to be approved for a dermatological indication. We are planning to initiate a Phase 2 clinical study of omiganan for atopic dermatitis in the second half of 2011. In addition to our lead program, we licensed two other technologies in our portfolio: a chitosan-based gel (“chitosan”) (CLS002) for the treatment of soft tissue augmentation; and Ionic Contra Viral Therapy (“ICVT”) (CLS003), a topical antiviral product for the treatment of non-genital warts.

The following chart illustrates the current status of the development programs for each of our product candidates:

We reported positive results from our Phase 2 clinical study of omiganan aqueous gel in patients with rosacea. The clinical trial was designed to determine the optimal dose and regimen of omiganan for further study as a topical treatment for rosacea. The data obtained from the study indicated that after nine weeks of treatment, once-daily application of omiganan 2.5% gel was superior to the placebo control to reduce lesions. Study results demonstrated that the formulation was well-tolerated at all doses tested and did not demonstrate any safety concerns. An additional important finding in the Phase 2 study was the immediate overall improvement in the secondary signs and symptoms of rosacea including peeling, dryness, itching, burning and erythema (redness). In contrast, existing topical therapies, such as the MetroGel® brand and Finacea®, which represent the number one and number two market share, respectively, are actually found to increase the incidence of stinging, scaling, itching and dryness, based on information included in the product packaging (specifically in the Package Inserts) for MetroGel and Finacea, which is not ideal for a rosacea therapy.

Based on the discussions with the US Food and Drug Administration (“FDA”) and the Phase 2 clinical results, we have selected a once-daily dose of 2.5% omiganan for further investigation in our Phase 3 clinical trial. The FDA clarified during our End-of-Phase 2 Meeting that the Phase 3 pivotal studies should include two co-primary endpoints for determination of efficacy: (1) absolute change in number of inflammatory lesions at week twelve, and (2) success on an Investigator Global Assessment scale, defined as “Clear” or “Almost Clear” at week twelve, with at least a two grade improvement from baseline. The Phase 3 program will include two independent studies each with two treatment groups, which will measure the once-daily application of omiganan 2.5% gel versus the once-daily application of the placebo control (“vehicle”) for twelve weeks. We plan on initiating the first Phase 3 study in mid-2011. Each clinical study will enroll 600 patients, dividing those equally among the omiganan and vehicle groups. The Phase 3 study will also include other secondary endpoints including the effectiveness of omiganan on the secondary signs and symptoms of rosacea, such as scaling, peeling, burning, itching and background erythema (redness). The final protocol for the Phase 3 study is subject to further discussion, which occurs when the protocol is submitted to the FDA prior to initiation of the clinical study. Upon successful completion of the Phase 3 program and supporting nonclinical, chemistry, manufacturing and control studies, we expect to file a New Drug Application (“NDA”) for a rosacea indication in 2013.

As the Phase 3 study will be designed with the knowledge obtained from the Phase 2 study, management believes that the results of the Phase 3 study may provide similar results to those obtained for the once-daily 2.5% omiganan group in the Phase 2 study and demonstrate that patients with rosacea may have a more rapid improvement in overall signs and symptoms of rosacea using omiganan than they typically experience from the other topical products on the market, while also obtaining a similar reduction in lesions. We believe that omiganan will offer an improved alternative to currently marketed rosacea products in terms of combined safety and effectiveness. Additionally, we believe the convenient once-daily dosing and cosmetically appealing formulation would allow omiganan to be positioned as the prescription product of choice for first-line, concomitant and long term maintenance therapy for the topical treatment of rosacea.

Based on the anti-inflammatory and antimicrobial activity and the safety profile observed for omiganan, we submitted an Investigational New Drug Application (“IND”) with the rationale to investigate omiganan for atopic dermatitis. The FDA agreed that we can initiate a clinical study for atopic dermatitis with the same aqueous gel formulation, which we plan to do in 2011.

The other two technologies that we have licensed supplement our lead development program and offer viable potential therapies for other dermatological conditions. Chitosan (CLS002), will be investigated as a novel dermal filler for fine lines, wrinkles and folds in clinical studies we plan to initiate in late 2011. Results from these studies are intended to be used to seek approval as a Class 3 medical device with the planned submission of a CE mark in the European Union (“EU”) in 2012, which we believe will position us well for a commercial partnership. Our third program, ICVT (CLS003), is a topical antiviral product targeted to treat non-genital warts caused by human papillomovirus. The timing for the ICVT development program is dependent on the availability of additional funds and confirmation with the FDA of the development path for the NDA submission.

To execute our programs, we have an experienced management team supplemented by contractors and consultants with significant development and regulatory expertise in the dermatology area, including product development and commercialization.

Market Background

Rosacea

Rosacea is a chronic dermatological disorder that primarily affects the facial skin. The clinical signs and symptoms of rosacea as it progresses are: facial flushing, telangiectasia (spider veins), facial erythema (redness), central facial inflammatory papules and pustules (lesions), hypertrophy of the sebaceous glands of the nose and ocular changes. Most patients that seek treatment have what is referred to as papulopustular rosacea where the redness is more pronounced; persistent lesions are present, and visible blood vessels may appear. Currently, there is no cure for rosacea and, therefore, the conventional goal for the treatment of the disorder is to reduce its signs and symptoms and prevent the progression of the condition.

The National Rosacea Society estimated that in April 2010 the number of Americans suffering from rosacea had increased to approximately 16 million. Rosacea diagnoses by dermatologists in 2006 were reported to account for about 1.2 million patient visits into the specialists’ offices, according to Verispan 2006 PDDA data source. The US prescription market for rosacea therapies was approximately $400 million in revenues for the twelve months ending June 30, 2008, per NDS Source Data.

Atopic Dermatitis

Atopic dermatitis is an auto-immune condition which affects approximately 15 million Americans annually, according to Verispan 2005 PDDA data source. Although symptoms may vary from person to person, the most common symptoms are dry, itchy, red skin. Typical affected skin areas include the folds of the arms, the back of the knees, wrists, face, and hands. National Drug and Therapeutic Index market data identified over 10 million patient visits to physicians in 2006 for atopic dermatitis with about 95% of those visits resulting in at least one prescription. About 45% of patients afflicted are under 6 years old.

Although topical steroids are considered first-line therapy by most physicians, extended use is not recommended because steroids can cause skin atrophy and adrenal suppression. Two topical calcineurin inhibitors were introduced about 10 years ago with great expectations that they would replace steroid usage for atopic dermatitis, but in January 2006, the FDA issued a “black box” warning on both calcineurin products citing the potential risk for certain types of cancer. As a result, they are no longer recommended for first-line or long-term use.

Dermal Filler Market

Based on data collected by the American Society for Aesthetic Plastic Surgery, Americans spent approximately $700 million in 2009 on non-invasive dermal filler procedures. This represents over 1.3 million procedures, primarily involving the use of hyaluronic acid-based products. Approximately 23,000 US dermatologists, plastic surgeons and cosmetic physicians continue to try new products and expand the market with new non-invasive procedures to satisfy patient demand for better cosmetic results at an affordable cost.

Common Warts

More than seven million patients seek treatment from physicians in the US for various types of warts, and approximately half of these patients are for non-genital warts (IMS NPA Plus, April 2003). Dermatologists see in excess of 25% of these patient visits, according to Verispan 2006. There are no prescription products approved by the FDA for the treatment of non-genital warts. Current therapies destroy the tissue, are invasive and painful, and may lead to scarring and recurrence.

Risks Associated with Our Business

We are subject to a number of risks which you should be aware of before deciding to purchase the securities in this offering. These risks are discussed in the summary below and in the section titled “Risk Factors” beginning on page 8 of this prospectus. These risks include, among other things:

•	We have a limited operating history and a history of escalating losses, and expect to incur significant additional operating losses.
•	We compete against large pharmaceutical corporations with significant resources. These corporations may leverage existing distribution channels or development efforts to render our offerings obsolete.
•	Some of our product candidates are in the early stages of development and may not prove to be viable products.
•	We may not be able to obtain the necessary US and worldwide regulatory approvals to commercialize any of our product candidates.
•	Preclinical and clinical trials required for our product candidates are expensive and time-consuming and their outcome is uncertain.
•	The results of our clinical trials may not support our product candidate claims and the successful development of our product candidates is uncertain.

•	If we fail to adequately protect or enforce our intellectual property rights or our licensors fail to secure rights to the patents we use, the value of our intellectual property rights would diminish.

Company Information

We were incorporated in Delaware in 2005 under the name “Pyxis Pharmaceuticals Inc.,” and we changed our corporate name to “Cutanea Life Sciences, Inc.” in March 2006. Our principal executive offices are located at 5 Great Valley Parkway, Suite 355, Malvern, PA 19355-1426, and our main telephone number is (484) 568-0100. Our website address is www.cutanealife.com. The information on or accessible through our website is not part of this prospectus.

THE OFFERING

Common stock offered by us
[ ] shares
Over-allotment option
We have granted the underwriters a 30-day option to purchase up to [ ] additional shares of our common stock.
Common stock to be outstanding after the offering
[ ] shares
Use of proceeds
We intend to use the net proceeds from this offering primarily for research and development activities, including our first Phase 3 clinical study for omiganan for the treatment of rosacea, a Phase 2 clinical study of omiganan for the treatment of atopic dermatitis and initial human studies of chitosan dermal filler. In addition, we will use the net proceeds of this offering for working capital and other general corporate purposes. See “Use of Proceeds” on page 22.
Proposed trading market and symbol
We have applied for listing of our common stock on NYSE Amex under the symbol “CTNA.”
Risk factors
See “Risk Factors” on page 8 for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Except as otherwise indicated, all information in this prospectus excludes:

•	4,930,255 shares of common stock issuable upon exercise of stock options granted to date under our 2005 Stock Incentive Plan, as amended, at a weighted average exercise price of $0.224 per share;
•	16,069,745 additional shares of common stock reserved for issuance pursuant to stock options and stock awards available for grant in the future under our 2005 Stock Incentive Plan, as amended;
•	8,121,000 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.00 per share, all of which are currently exercisable;
•	Shares of common stock issuable to the underwriters in the offering upon the exercise of the underwriters’ warrants; and
•	Up to [ ] shares of common stock associated with the exercise of the underwriters’ over-allotment option.

SUMMARY FINANCIAL DATA

In the “statement of operations data” table below, we provide you with historical selected financial data for the six months ended June 30, 2010 and 2009, along with the period from May 15, 2005 (inception) to June 30, 2010, derived from our unaudited financial statements included elsewhere in this prospectus, and for the two years ended December 31, 2009 and 2008, derived from our audited financial statements included elsewhere in this prospectus. In the “balance sheet data” table below we provide you with our historical balance sheet data as of June 30, 2010, derived from our unaudited financial statements included elsewhere in this prospectus. The following selected financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus. The selected financial data in this section is not intended to replace our financial statements and accompanying notes. Our historical results are not necessarily indicative of our future results.

Statement of Operations Data:

	Six Months Ended June 30,		Year Ended December 31,		Period from May 15, 2005 (Inception) to June 30, 2010
	2010	2009	2009	2008
Operating expenses:
Research and development	$96,949	$88,510	$216,377	$1,738,182	$8,546,634
General and administrative	621,210	499,323	1,020,013	899,927	4,905,427
Loss from operations	(718,159)	(587,833)	(1,236,390)	(2,638,109)	(13,452,061)
Interest income	1,019	7,024	7,487	99,220	320,012
Interest expense, including amortization of debt discount and deferred financing costs	—	(2,160,713)	(2,160,713)	(2,645,113)	(6,980,183)
Net loss	(717,140)	(2,741,522)	(3,389,616)	(5,184,002)	$(20,112,232)
Dividends on convertible preferred stock (accumulated for the period)	1,094,689	48,653	1,143,342	—
Net loss applicable to common stockholders	$(1,811,829)	$(2,790,175)	$(4,532,958)	$(5,184,002)
Basic and diluted net loss per common share	$(0.39)	$(0.60)	$(0.97)	$(1.11)
Weighted average common shares outstanding – basic and diluted	4,686,386	4,686,386	4,686,386	4,686,386

Balance Sheet Data:

	As of June 30, 2010
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
		(Unaudited)	(Unaudited)
Cash and cash equivalents	$1,063,909	$	$
Working capital	901,305
Total assets	1,245,247
Total liabilities	218,249
Deficit accumulated during the development stage	(20,112,232)
Total stockholders’ equity	$1,026,998

(1)	On a pro forma basis to reflect the automatic conversion of all our outstanding shares of preferred stock and [ ] shares of outstanding non-voting common stock into [ ] shares of common stock upon the completion of this offering.
(2)	On a pro forma as adjusted basis to further reflect our sale of [ ] shares of common stock in this offering at an initial public offering price of $[ ] per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in the securities offered hereby is speculative in nature, involves a high degree of risk, and should not be made by an investor who cannot bear the economic risk of its investment for an indefinite period of time and who cannot afford the loss of its entire investment. You should carefully consider and evaluate all of the information in, or incorporated by reference in, this prospectus. The following are among the risks we face related to our business, assets and operations. They are not the only ones we face. Any of these risks could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price of our common stock and you might lose all or part of your investment.

Risks Related to our Financial Position and Need for Capital

We are not currently profitable and may never become profitable.

We have a history of losses and expect to incur substantial losses and negative operating cash flow for the foreseeable future, and we may never achieve or maintain profitability. Even if we succeed in developing and commercializing one or more product candidates, we expect to incur substantial losses for the foreseeable future and may never become profitable. We also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

•	continue to undertake development and clinical trials for product candidates;
•	seek regulatory approvals for product candidates;
•	implement additional internal systems and infrastructure; and
•	hire additional personnel.

We also expect to experience negative cash flow for the foreseeable future as we fund our operating losses and capital expenditures, and we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our securities.

We have a limited operating history upon which to base an investment decision.

We are a development-stage company and have not demonstrated our ability to perform the functions necessary for the successful commercialization of any product candidates. In addition, we have no history of commercial sales. The successful commercialization of any product candidates will require us to perform a variety of functions, including:

•	continuing to undertake development and clinical trials;
•	participating in regulatory approval processes;
•	formulating and manufacturing products; and
•	conducting sales and marketing activities.

Our operations have been limited to organizing and staffing our company, acquiring, developing and securing our proprietary technology and undertaking development and clinical trials of our product candidates. These operations provide a limited basis for you to assess our ability to commercialize our product candidates and the advisability of investing in our securities.

Our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern.

In their report accompanying our audited financial statements, our independent registered public accounting firm expressed substantial doubt as to our ability to continue as a going concern. Even if we successfully complete the offering, our auditor may still include an explanatory paragraph in its report on our financial statements expressing substantial doubt as to our ability to continue as a going concern. A “going concern” opinion could impair our ability to finance our operations through the sale of debt or equity securities.

We may need to finance our future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. Any additional funds that we obtain may not be on terms favorable to us or our stockholders and may require us to relinquish valuable rights.

To date, we have licensed three products and have generated no product revenues. Until and unless we receive approval from the FDA and other regulatory authorities for our product candidates, we cannot sell our drugs and will not have product revenues. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from the net proceeds of this offering and cash on hand. In addition, we could be forced to discontinue product development, reduce or forego sales and marketing efforts and forego attractive business opportunities.

We believe that the net proceeds from this offering and existing cash will be sufficient to enable us to fund our projected operating requirements for approximately 18 months. However, we may need to raise additional funds more quickly if one or more of our assumptions prove to be incorrect or if we choose to expand our product development efforts more rapidly than we presently anticipate, and we may decide to raise additional funds even before we need them if the conditions for raising capital are favorable.

We may seek to sell additional equity or debt securities, obtain a bank credit facility, or enter into a corporate collaboration or licensing arrangement. The sale of additional equity or debt securities, if convertible, could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also result in covenants that would restrict our operations. Raising additional funds through collaboration or licensing arrangements with third parties may require us to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us or our stockholders.

Our independent registered public accounting firm has identified material weaknesses in our financial reporting process.

Our independent registered public accounting firm has identified material weaknesses in our financial reporting process with respect to lack of segregation of duties and lack of independent review over financial reporting. Our independent registered public accounting firm also identified numerous errors in the accounting for non-routine, complex transactions during their audits of our financial statements. We plan to remediate these material weaknesses by, among other things, hiring a Chief Financial Officer who is a CPA with public company experience in financial reporting and internal control compliance. However, any failure to meet our reporting obligations or to produce timely and reliable financial information, and to effectively prevent fraud, could cause investors to lose confidence in our reported financial information, which could have a negative impact on our financial condition and stock price.

Risks Related to Our Business

Some of our product candidates are in the early stages of development.

We are a development-stage specialty pharmaceutical company focused on the development of products, some of which are at an early stage of development. Each of our product candidates requires extensive preclinical or clinical testing prior to the submission to the US Food and Drug Administration (the “FDA”) of a New Drug Application (“NDA”) or Pre-Market Authorization (“PMA”). Neither chitosan nor Ionic Contra Viral Therapy (“ICVT”) is currently being tested in humans. We cannot predict with any certainty if or when we might submit an NDA or PMA for regulatory approval of any of our product candidates or whether such an NDA or PMA will be accepted.

In addition, our development methods are unproven and may not lead to commercially viable products for any of several reasons. For example, we may fail to identify appropriate targets or compounds, our product candidates may fail to be safe and effective in clinical or additional preclinical trials, or we may have inadequate financial or other resources to pursue discovery and development efforts for new product candidates.

We may not obtain the necessary US or worldwide regulatory approvals to commercialize any product candidate.

We cannot assure you that we will receive the approvals necessary to commercialize our product candidates, or any product candidate we acquire or develop in the future. We will need FDA approval to commercialize our product candidates in the US and approvals from the FDA-equivalent regulatory authorities in foreign jurisdictions to commercialize our product candidates in those jurisdictions. In order to obtain FDA approval of any product candidate we must submit to the FDA an NDA for a new drug, or PMA for a new device, demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal tests, which are referred to as preclinical studies, as well as human tests, which are referred to as clinical trials. Satisfaction of the FDA’s regulatory requirements typically takes many years, depending upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. We cannot predict whether our research and clinical approaches will result in drugs or devices that the FDA considers safe for humans and effective for indicated uses. The FDA has substantial discretion in the drug and device approval process and may require us to conduct additional preclinical and clinical testing or to perform post-marketing studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in the FDA’s policies that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

•	delay commercialization of, and our ability to derive product revenues from, our product candidates;
•	impose costly procedures on us; and
•	diminish any competitive advantages that we may otherwise enjoy.

Even if we comply with all of the FDA’s requests, the FDA may ultimately reject one or more of our NDAs or PMAs. We cannot be sure that we will ever obtain regulatory clearance for our product candidates. Failure to obtain FDA approval of our product candidates will severely undermine our business by leaving us without a saleable product, and therefore without any source of revenues, until another product candidate can be developed or obtained. There is no guarantee that we will ever be able to develop or acquire additional product candidates.

In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize any drugs and/or devices. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. We cannot assure you that we will receive the approvals necessary to commercialize our product candidates for sale outside of the US.

Preclinical and clinical trials required for our product candidates are expensive and time-consuming, and their outcome is uncertain.

In order to obtain FDA approval to market a new drug product, we must demonstrate proof of safety and effectiveness in humans. To meet these requirements, we must conduct extensive preclinical testing and “adequate and well-controlled” clinical trials. Conducting clinical trials is a lengthy, time-consuming, and expensive process. The length of time may vary substantially according to the type, complexity, novelty, and intended use of the product candidate, and often can be several years or more per trial. Delays associated with products for which we are directly conducting preclinical or clinical trials may cause us to incur additional operating expenses. The commencement and rate of completion of clinical trials may be delayed by many factors, including, for example:

•	inability to manufacture sufficient quantities of qualified materials under the FDA’s Current Good Manufacturing Practices requirements, commonly known as cGMP, for use in clinical trials;
•	slower than expected rates of patient recruitment;
•	failure to recruit a sufficient number of patients;
•	inability to monitor patients adequately during or after treatment;
•	modification of clinical trial protocols;

•	inability or unwillingness of medical investigators to follow our clinical protocols;
•	changes in regulatory requirements for clinical trials;
•	the lack of effectiveness during clinical trials;
•	the emergence of unforeseen safety issues;
•	determination of dosing issues;
•	responsibility for overseeing the study at a particular study site; and
•	government, institutional review board or other regulatory agency delays or “clinical holds” requiring suspension or termination of the trials.

In addition, we or the FDA may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our Investigational New Drug Application (“IND”), or Investigational Device Exemption (“IDE”), submissions or the conduct of these trials. Therefore, we cannot predict with any certainty the schedule for future preclinical or clinical trials.

The results of our clinical trials may not be predictive of our future clinical trials or support our product candidate claims and the successful development of our product candidates is uncertain.

Success in preclinical testing and early or middle clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and preclinical testing. Accordingly, even if we obtain positive results from preclinical or early clinical trials, we may not achieve the same success in future clinical trials.

Even if our preclinical or clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses.

In addition, the product candidates that we are currently developing are based on processes and methodologies that are not currently widely employed. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new pharmaceutical products and products based on new technologies, including:

•	delays in product development, preclinical or clinical testing, or manufacturing;
•	unplanned expenditures in product development, preclinical or clinical testing, or manufacturing;
•	failure to receive regulatory approvals;
•	emergence of superior or equivalent products;
•	inability to manufacture on our own, or through any others, product candidates on a commercial scale; and
•	failure to achieve market acceptance.

Because of these risks, our research and development efforts may not result in any commercially viable products and our business operations may be materially harmed.

Physicians and patients may not accept and use our drugs.

Even if the FDA approves one or more of our product candidates, physicians and patients may not accept and use it. Acceptance and use of our product candidates will depend upon a number of factors including:

•	perceptions by members of the health care community, including physicians, of the safety and effectiveness of our drug or device product;
•	cost-effectiveness of our product relative to competing products;
•	availability of reimbursement for our product from government or other healthcare payers; and

•	effectiveness of marketing and distribution efforts by us and our licensors, licensees and distributors, if any.

Because we expect sales of our current product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of these products to find market acceptance would harm our business, could require us to seek additional financing, and may even cause us to limit or cease operations.

We may acquire additional products or product candidates in the future and any costs associated with the acquisition or any difficulty integrating operations could reduce our revenues, increase our costs and harm our operating results.

We have acquired or in-licensed several of our current product candidates. In order to grow our business, we intend to acquire or in-license additional products and product candidates that we believe have significant commercial potential and that complement our existing products and products under development. Any growth through acquisitions or in-licensing will be dependent upon the continued availability of suitable acquisitions or in-license product candidates at favorable prices and upon advantageous terms and conditions. Integrating any newly-acquired product or product candidate could be expensive and time-consuming. Other companies, many of which may have substantially greater resources and reputation, compete with us for the right to acquire and in-license products or product candidates.

Any cash acquisition we pursue would diminish the proceeds from this offering available to us for other uses, and any stock acquisition would dilute our stockholders’ ownership. Our future product development efforts also could result in large and immediate write-offs, incurrence of debt and contingent liabilities or amortization of expenses related to intangible assets, any of which could increase our expenses and adversely affect our results of operations and financial condition.

Our products may cause undesirable side effects that could limit their use, require their removal from the market or prevent further development.

As of yet, we have not determined what, if any, side effects are associated with the use of our products. However, as with many topical products, it is possible that consumers may experience skin irritation or sensitivity after use of our omiganan gel or ICVT formulation. With respect to our dermal filler, it is possible that consumers may experience pain or redness on their skin at the injection site. Any such side effects, while not severe, may limit the use of our products, particularly if consumers perceive that the risks or discomfort outweigh the benefits or if they perceive that the side effects of competitive products are less significant.

Undesirable side effects caused by our products could interrupt, delay or halt our development programs, including clinical trials, and could result in adverse regulatory action by the FDA or other regulatory authorities. More severe side effects associated with our products may be observed in the future. Even if we are able to complete the development of a new product and obtain any required regulatory approval, undesirable side effects could prevent us from achieving or maintaining market acceptance of the product or could substantially increase the costs and expenses of commercializing the product. Negative publicity concerning our products, whether accurate or inaccurate, could also reduce market or regulatory acceptance of our products, which could result in decreased product demand, removal from the market or an increased number of product liability claims, whether or not such claims have merit.

Risks Related to Intellectual Property

We license certain technologies and patents from third parties. If these licenses are breached, terminated or disputed, or if we fail to perform our obligations under such licenses, our ability to commercialize products dependent on these technologies and patents may be compromised.

We have licensed several patents, including patents related to our omiganan, dermal filler and topical antiviral products in development. If one or more of the licenses we have with other parties is terminated, if we violate the terms of our licenses or otherwise lose our rights to these patents, we may be unable to continue developing and selling our products that are covered by claims in the patents we license. Additionally, our licensors or others may dispute the scope of our rights under any of these licenses. The licensors under these licenses may breach the terms of their respective agreements or fail to prevent infringement of the licensed patents by third parties. Loss of any of these licenses for any reason could materially and adversely affect our financial condition and operating results.

Furthermore, certain of our licenses have requirements regarding our continued development of the licensed product. If we fail to sufficiently develop a licensed product under our license agreements, such failure may be deemed a breach or may result in our loss of such licensed product. For example, our license agreement with Henderson-Morley, PLC for the exclusive North American rights to ICVT provides that, in the absence of any future development activity on ICVT, the licensor has the right to take back the license at its sole discretion. As we do not intend to use the proceeds of this offering to further develop ICVT, it is possible that we could lose our rights to ICVT if the licensor decides to exercise such right.

In addition, if we determine that our products do not incorporate the patented technology that we have licensed from third parties or that one or more of the patents that we have licensed are not valid, we may dispute our obligation to pay royalties to our licensors. Any dispute with a licensor could be complex, expensive and time-consuming and an outcome adverse to us could materially and adversely affect our business and impair our ability to commercialize our patent-licensed products.

Additionally, each of our licenses may be terminated by reason of our breach of the terms of such license that goes uncured. We are currently not in breach under any of our licenses.

If we fail to adequately protect or enforce our intellectual property rights or our licensors fail to secure rights to the patents we use, the value of our intellectual property rights would diminish.

Our success, competitive position and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our product candidates, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties.

To date, we hold certain exclusive patent rights, including licensing rights under US patents and US patent applications as well as rights under foreign patents and patent applications. We anticipate filing additional patent applications both in the US and in other countries, as appropriate. However, we cannot predict:

•	the degree and range of protection any patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents;
•	if and when patents will issue; and if granted, whether patents will be challenged and held invalid or unenforceable;
•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; or
•	whether we will need to initiate litigation or administrative proceedings which may be costly, regardless of whether we win or lose.

Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, it is our policy to require all of our employees, consultants, advisors and contractors to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

If we infringe the rights of third parties, we could be prevented from selling products and forced to pay damages and defend against litigation.

If our product candidates, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;
•	abandon an infringing product candidate;
•	redesign our product candidates or processes to avoid infringement;
•	stop using the subject matter claimed in the patents held by others;
•	pay damages; and/or
•	defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

Any of these events could substantially harm our earnings, financial condition and operations.

Risks Related to Our Industry

We are subject to uncertainty related to health care reform measures and reimbursement policies.

The levels at which government authorities, private health insurers, HMOs and other organizations reimburse the cost of drugs and treatments related to those drugs will impact the successful commercialization of our products. We cannot be sure that reimbursement in the US or elsewhere will be available for any drugs we may develop or, if already available, will not be decreased in the future. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our drugs. If reimbursement is not available or is available only on a limited basis, we may not be able to obtain a satisfactory financial return on the manufacture and commercialization of existing and future drugs. Third-party payers may not establish and maintain price levels sufficient for us to realize an appropriate return on our investment in product development or our continued manufacture and sale of existing drug products. Current or future health care reform efforts, changes in laws or regulations regarding government health programs, other changes in the administration of government health programs and changes to commercial third-party payers in response to health care reform could result in reduced reimbursement for any products we may develop, which could have a material, adverse effect on our financial position and results of operations.

We are unable to predict the impact of the Health Reform Law, which represents significant change to the health care industry.

The Health Reform Law will change how health care services are covered, delivered, and reimbursed through expanded coverage of uninsured individuals, reduced growth in Medicare program spending, and reductions in Medicare and Medicaid DSH payments. However, it is difficult to predict how the Health Reform Law will affect us because of uncertainty surrounding a number of material factors, including the following:

•	how many previously uninsured individuals will obtain coverage as a result of the Health Reform Law;
•	what percentage of the newly insured patients will be covered under the Medicaid program and what percentage will be covered by private health insurers;
•	the extent to which states will enroll new Medicaid participants in managed care programs;
•	the pace at which insurance coverage expands, including the pace of different types of coverage expansion;
•	the rate paid to hospitals by private payers for newly covered individuals, including those covered through the newly created American Health Benefit Exchanges (“Exchanges”) and those who might be covered under the Medicaid program under contracts with state governments;
•	the rate paid by state governments under the Medicaid program for newly covered individuals;

•	how the value-based purchasing and other quality programs will be implemented;
•	the percentage of individuals in the Exchanges who select the high deductible plans, since health insurers offering those kinds of products have traditionally sought to pay lower rates to hospitals;
•	whether the net effect of the Health Reform Law, including the prohibition on excluding individuals based on pre-existing conditions, the requirement to keep medical costs lower than a specified percentage of premium revenue, other health insurance reforms and the annual fee applied to all health insurers, will be to put pressure on the bottom line of health insurers, which in turn might cause them to seek to reduce payments to hospitals with respect to both newly insured individuals and their existing business; and
•	the possibility that implementation of provisions expanding health insurance coverage will be delayed or even blocked due to court challenges or revised or eliminated as a result of efforts to repeal or amend the new law.

On the other hand, the Health Reform Law provides for significant reductions in the growth of Medicare spending, reductions in Medicare and Medicaid DSH payments and the establishment of programs where reimbursement is tied to quality and integration. Reductions to these programs may significantly impact us by decreasing the potential reimbursements for any products we may develop. It is difficult to predict the size of the revenue reductions in Medicare and Medicaid spending, because of uncertainty regarding a number of material factors, including the amount of overall revenues we may generate from Medicare and Medicaid business when the reductions are implemented and the scope and nature of potential changes to Medicare reimbursement methods, such as an emphasis on bundling payments or coordination of care programs.

Because of the many variables involved, we are unable to predict the net effect on our business of the Health Reform Law.

We may incur substantial liabilities and may be required to limit commercialization of our product candidates in response to product liability lawsuits.

The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop alone or with collaborators. We currently carry a limited amount of clinical trial and product liability insurance under one policy with coverage amounts of $5 million in the aggregate and $5 million per occurrence. While we believe our current level of insurance is reasonably adequate to insulate us from potential claims, this insurance may not fully cover potential liabilities. Even if our agreements with any future collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer.

Each of the markets for our product candidates is characterized by intense competition and rapid technological advances. If our product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our product candidates, or may offer comparable performance at a lower cost. If our product candidates fail to capture and maintain market share, we may not achieve sufficient product revenues and our business will suffer.

We will compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have compounds already approved or in development in the therapeutic categories that we are targeting with our current and future product candidates. These organizations also compete with us to attract qualified personnel and parties for acquisitions, joint ventures or other collaborations. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs or have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;
•	undertaking preclinical testing and human clinical trials;
•	obtaining FDA and other regulatory approvals of drugs;
•	formulating and manufacturing drugs; and
•	launching, marketing and selling drugs.

Companies that currently sell both generic and proprietary compounds available by either prescription or over-the-counter for the treatment of papulopustular rosacea and related diseases include, but are not limited to, Intendis GmbH, Galderma Laboratories, L.P., Nycomed International Management GmbH, Medicis Pharmaceutical Corp., Stiefel Laboratories, Inc. and Sirius Laboratories, Inc.

The only oral product specifically approved by the FDA for the treatment of papulopustular rosacea is OraceaTM (doxycycline), which is marketed by Galderma Laboratories, L.P. OraceaTM was launched in 2006. Papulopustular rosacea is also commonly treated with oral antibiotics; however, with the exception of OraceaTM, there has not been an approval by the FDA of an oral antibiotic for the specific treatment of papulopustular rosacea or related diseases. In addition, companies pursuing different but related indications represent substantial competition.

Numerous companies are developing alternative technologies which are currently in clinical trials to treat papulopustular rosacea and related diseases, including, but not limited to, Galderma Laboratories, L.P, Medicis Pharmaceutical Corp., and Intendis GmbH. In addition to the treatments for papulopustular rosacea, the following treatments are available for the three other rosacea subtypes:

•	ablative therapy (laser and light sources) of prominent vessels for the treatment of erythromatotelangiectatic rosacea;
•	surgery or laser therapy and antibiotics for the treatment of phymatous rosacea; and
•	topical and systemic medications such as topical steroids or liquid tears for the treatment of ocular rosacea.

Companies that currently sell dermal fillers for aesthetic indications or HIV-related lipoatrophy include, but are not limited to, Allergan Inc., Anika Therapeutics, Inc., Galderma Laboratories, L.P., Medicis Pharmaceutical Corp., Merz Pharmaceuticals GmbH, Sanofi-Aventis SA, and Q-Med, Inc. In addition, companies pursuing alternative technologies may also represent substantial competition.

Companies that currently sell over-the-counter products for the treatment of cutaneous warts include, but are not limited to, Wartner Medical Products, Schering-Plough Corporation and Pfizer, Inc. There are no prescription products specifically approved by the FDA for the treatment of cutaneous, non-genital warts. Alternative technologies may be in development to treat cutaneous warts.

Risks Related to Our Dependence on Third Parties for Manufacturing, Research, Development, Marketing and Distribution Activities

We depend upon third-party researchers who are outside our control to conduct our clinical trials and for our product development programs.

We depend upon independent investigators and collaborators, such as third-party research and development laboratories, government agencies, universities and medical institutions, to conduct our preclinical and clinical trials under agreements with us. These collaborators are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not prioritize our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our product development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new products, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.

In addition, reliance on third-party research and development labs entails risks to which we would not be subject if we performed the research and development ourselves. These risks include reliance on the third party for maintaining the confidentiality of the proprietary information relating to the product being developed and for maintaining quality assurance, the possibility of breach of the research and development agreement by the third party, and the possibility of termination or non-renewal of the agreement by the third party.

We currently do not have any third-party contractual arrangements for the research and development of our product candidates (including the conducting of our clinical trials), though we expect that we will enter into such contractual arrangements in the future.

We rely exclusively on third parties to formulate and manufacture our product candidates.

We do not intend to establish our own manufacturing facilities. We lack the resources and expertise to formulate or manufacture our own product candidates, which are currently being manufactured entirely by commercial third parties. If any product candidate we develop or acquire in the future receives FDA approval, we expect to rely on one or more third-party contractors to manufacture our product. Our anticipated future reliance on a limited number of third-party manufacturers exposes us to the following risks:

•	We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our product candidates after receipt of FDA approval.
•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and quality required to meet our clinical needs and commercial needs, if any.
•	Our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our product candidates.
•	Drug manufacturers are subject to ongoing periodic unannounced inspections by the FDA, the Drug Enforcement Administration, and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards.
•	If any third-party manufacturer makes improvements in the manufacturing process for our product candidates, we may not own, or may have to share, the intellectual property rights to the innovation.

Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenues.

We currently do not have any contractual arrangements for the manufacture of commercial supplies of the product candidates that we develop, though we expect that we will enter into such contractual arrangements in the future.

We have no experience selling, marketing or distributing products and no internal capability to do so.

We currently have no sales, marketing or distribution capabilities. In the short-term, we do not anticipate having the necessary resources to allocate to the sales and marketing of our proposed products. Our future success depends, in part, on our ability to enter into and maintain collaborative relationships for such capabilities, the collaborator’s strategic interest in the products under development and such collaborator’s ability to successfully market and sell any such products. We intend to pursue collaborative arrangements regarding the sales and marketing of our product candidates; however, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if able to do so, that our collaborative partners will have effective sales forces. To the extent that we decide not to, or are unable to, enter into collaborative arrangements with respect to the sales and marketing of our proposed products, significant capital expenditures, management resources and time will be required to establish and develop an in-house marketing and sales force with technical expertise. There can also be no assurance that we will be able to establish or maintain relationships with third party collaborators or develop in-house sales and distribution capabilities. To the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, and there can be no assurance that such efforts will be successful. In addition, there can also be no assurance that we will be able to market and sell our product candidates in the US or overseas.

Risks Related to Employees and Growth

We may not successfully manage our growth.

Our success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational and financial resources. To manage this growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business could be harmed.

We rely on key executive officers and scientific and medical advisors, and their knowledge of our business and technical expertise would be difficult to replace.

We are highly dependent on our Chief Executive Officer, Robert Bitterman, and our Chief Scientific Officer, Kimberley Forbes-McKean, Ph.D., as well as our scientific and medical advisors because of their expertise and experience in drug development. While we have employment agreements with each of Mr. Bitterman and Dr. Forbes-McKean, employment agreements cannot ensure the retention of the employees covered by such agreements. We do not have “key person” life insurance policies for any of our officers. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our operating results.

If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed.

Over time, we will need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals is intense, and we cannot be certain that our search for such personnel will be successful. Attracting and retaining qualified personnel will be critical to our success.

Risks Related to Our Common Stock and Being a Public Company

There has been no prior public market for our common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies, products or technologies by using our shares as consideration.

We expect that the price of our common stock will fluctuate substantially, and you may not be able to sell the shares you purchase in this offering at or above the offering price.

The initial public offering price for the shares of our common stock sold in this offering is determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially, including below the offering price, due to many factors, including:

•	the introduction of new products or product enhancements by us or our competitors;
•	disputes or other developments with respect to our intellectual property rights or the intellectual property rights of others;
•	product liability claims or other litigation;
•	quarterly variations in our or our competitors’ results of operations;
•	sales of large blocks of our common stock, including sales by our executive officers and directors after the expiration of the applicable lock-up period;
•	developments in our industry;
•	changes in governmental regulations or in the status of our regulatory approvals or applications;
•	changes in earnings estimates or recommendations by securities analysts; and
•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

These and other factors may make the price of our stock volatile and subject to unexpected fluctuation.

New investors in our common stock will experience immediate and substantial dilution after this offering.

New investors in our common stock will experience immediate and substantial dilution after this offering. Our initial public offering price is substantially higher than the net tangible book value per share, or the per share value attributed from our tangible assets less our total liabilities of our common stock. If you purchase common stock in this offering, you will incur immediate dilution of $[ ] in net tangible book value per share of common stock, based on an initial public offering price of $[ ] per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. Correspondingly, immediately following this offering, purchasers in the offering will have contributed [ ]% of the total consideration paid by our stockholders to purchase shares of common stock but these shares will only represent [ ]% of the voting shares outstanding. In addition, if the holders of outstanding options exercise those options, you will incur further dilution. See “Dilution.”

If we do not use the proceeds from the offering in an efficient manner, our business may suffer.

Our management will retain broad discretion as to the use and allocation of the net proceeds from this offering, which allocation may be revised from time to time in response to certain contingencies discussed herein. Accordingly, our investors will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds from this offering. We cannot guarantee that we will make the most efficient use of the net proceeds from this offering or that you will agree with the way in which such net proceeds are used. Our failure to apply these funds effectively could have a material adverse effect on our business, results of operations and financial condition. See “Use of Proceeds.”

Provisions in our charter documents and Delaware law could discourage a takeover you may consider favorable or could cause current management to become entrenched and difficult to replace.

Provisions in our certificate of incorporation and our bylaws, as well as Delaware law could make it more difficult for other companies to acquire us, even if doing so would benefit our stockholders. Our certificate of incorporation and bylaws contain the following provisions, among others, which may inhibit an acquisition of our company by a third party:

•	advance notification procedures for matters to be brought before stockholder meetings; and
•	a limitation on who may call stockholder meetings.

We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any “interested stockholder,” meaning generally that a stockholder who beneficially owns more than 15% of our stock cannot acquire us for a period of three years from the date this person became an interested stockholder unless various conditions are met, such as approval of the transaction by our board of directors. Any of these restrictions could have the effect of delaying or preventing a change in control.

We have never paid cash dividends and do not intend to do so for the foreseeable future.

We have never paid cash dividends on our capital stock and do not anticipate paying any dividends for the foreseeable future. Accordingly, any return on an investment in our company will be realized, if at all, only when you sell the securities acquired in this offering.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission (the “SEC”) and NYSE Amex, have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. We expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage.

Section 404 of the Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. As a smaller reporting company, while we are not required to obtain the attestation of our accounting firm regarding the effectiveness of our internal control over financial reporting, our management is still required to assess the effectiveness of such internal controls. Our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting which will require that we incur substantial costs and expend significant management efforts to remediate. One of the deficiencies they have identified is the fact that we currently do not have an internal accounting group, although we have hired an interim Chief Financial Officer who is a CPA with public company experience in financial reporting and internal control compliance. Such person will become our Chief Financial Officer (on a non-interim basis) upon the closing of the offering. Nevertheless, if we are unable to comply with the requirements of Section 404 in a timely manner or if we are not able to remediate the deficiencies, we could be subject to sanctions or investigations by NYSE Amex, the SEC or other regulatory authorities, which would require additional financial and management resources.

If securities or industry analysts do not publish research reports or publish unfavorable research about our business, the price of our common stock and its trading volume could decline.

The trading market for our common stock and other securities will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry analysts and our stock and other securities would be negatively affected. In the event we obtain securities or industry analyst coverage, if one or more of these is unfavorable, this could cause the price of our common stock and other securities and their trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including statements regarding the progress and timing of clinical trials, the safety and efficacy of our product candidates, the goals of our development activities, estimates of the potential markets for our product candidates, estimates of the capacity of manufacturing and other facilities to support our products, our expected future revenues, operations and expenditures and projected cash needs. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others:

•	our ability to obtain additional funding to develop our product candidates;
•	the need to obtain regulatory approval of our product candidates;
•	the success of our preclinical and clinical trials through all phases of development;
•	any delays in regulatory review and approval of product candidates in clinical development;
•	our ability to commercialize our products;
•	market acceptance of our product candidates;
•	our ability to establish an effective sales and marketing infrastructure;
•	competition from existing products or new products that may emerge;
•	regulatory difficulties relating to products that have already received regulatory approval;
•	potential product liability claims;
•	our dependency on third-party manufacturers to supply or manufacture our products;
•	our ability to establish or maintain collaborations, licensing or other arrangements;
•	our ability and third parties’ abilities to protect intellectual property rights;
•	compliance with obligations under intellectual property licenses with third parties;
•	our ability to adequately support future growth; and
•	our ability to attract and retain key personnel to manage our business effectively.

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential,” or the negative of those terms, and similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, referred to herein as the Securities Act.

DETERMINATION OF OFFERING PRICE

The public offering price of the shares offered by this prospectus has been determined by negotiation between us and the underwriters. Neither we nor the underwriters can provide any assurance that an active and liquid trading market in our securities will develop or, if developed, that the market will continue. Among the factors considered in determining the public offering price of the shares were:

•	our history and our prospects;
•	the industry in which we operate;
•	the status and development prospects for our products;
•	our past and present operating results;
•	the previous experience of our executive officers; and
•	the general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the shares. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the shares can be resold at or above the public offering price.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[ ] ($[ ] if the underwriters exercise their overallotment option in full), based on the initial public offering price of $[ ] per share of common stock (the mid-point of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We expect to use the net proceeds of the offering as follows:

•	approximately $4 million to fund our first Phase 3 study for omiganan for the treatment of rosacea;
•	approximately $800,000 to fund our Phase 2 study for omiganan for the treatment of atopic dermatitis;
•	approximately $3.5 million for additional research and development in support of the omiganan NDA;
•	approximately $1 million to continue the development of the chitosan-based dermal filler and complete the studies required for submission of a CE mark in Europe; and
•	the remainder for working capital and general corporate purposes.

The actual cost, timing and amount of funds required for such uses cannot be determined precisely at this time, and, without limitation, may be based on economic, regulatory, competitive or other developments, the rate of our progress in research and development, the results of clinical trials, the timing of regulatory approvals, if any, payments under collaborative agreements and the availability of alternative methods of financing. Other future events, including the problems, delays, expenses and complications frequently encountered by development-stage companies, as well as changes in our planned business and the success or lack thereof of our research, development and testing activities may make shifts in the allocation of funds necessary or desirable. In addition, in the event we deem it desirable to acquire assets, technologies or other entities in complementary fields, we may apportion proceeds of this offering to such acquisition or development. Notwithstanding such events, we believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations for approximately 18 months. Pending such uses, the net proceeds of this offering will be invested in short-term, investment grade, interest bearing securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds for use in our business, and do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2010:

•	on an actual basis;
•	on a pro forma basis to reflect the following:
—	the automatic conversion of all of our outstanding shares of preferred stock [ ] and outstanding shares of non-voting common stock into [ ] shares of common stock upon the completion of this offering; and
•	on a pro forma as adjusted basis to further reflect the following:
—	our sale of [ ] shares of common stock in this offering at an assumed initial public offering price of $[ ] per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

	As of June 30, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
	(Unaudited)	(Unaudited)	(Unaudited)
Cash and cash equivalents	$1,063,909	$	$
Stockholders’ equity:
Series A-1 Convertible Preferred stock, $.001 par value; 25,000,000 authorized; 7,642,671 issued and outstanding (Liquidation Preference $8,351,241) (25,000,000 authorized; none outstanding on a pro forma or pro forma as adjusted basis)	$7,643
Series A-2 Convertible Preferred stock, $.001 par value; 25,000,000 shares authorized; 10,602,144 issued and outstanding (Liquidation Preference $11,585,093) (25,000,000 authorized; none outstanding on a pro forma or pro forma as adjusted basis)	10,602
Common stock – Non-Voting Subordinated Class A, $0.001 par value; 5,000,000 shares authorized; 339,386 issued and outstanding (5,000,000 authorized; none outstanding on a pro forma or pro forma as adjusted basis)	339
Common stock – Class B, $0.001 par value; 50,000,000 shares authorized; none issued (465,000,000 authorized; [ ] issued and outstanding on a pro forma basis; [ ] issued and outstanding on a pro forma as adjusted basis)	—
Common stock – Class C, $.001 par value; 25,000,000 shares authorized; 4,347,000 issued and outstanding (none authorized on a pro forma or pro forma as adjusted basis)	4,347
Additional paid-in capital	21,116,299
Deficit accumulated during the development stage	(20,112,232)
Total stockholders’ equity	$1,026,998

The table above does not include the following:

•	Up to [ ] shares issuable upon exercise of the underwriters’ over-allotment option;
•	Up to [ ] shares of common stock issuable upon exercise of outstanding warrants to be issued to the underwriters in the offering;
•	8,121,000 shares of common stock issuable upon exercise of warrants outstanding as of June 30, 2010, at a weighted average exercise price of $1.00 per share; and
•	920,000 additional shares of common stock available for future grant as of June 30, 2010 under our 2005 Stock Incentive Plan (the “Plan”). For a description of our 2005 Stock Incentive Plan, as amended, see “Management — 2005 Stock Incentive Plan.” The Plan was subsequently amended in August 2010 to increase the number of shares of common stock reserved for grants made thereunder to 21,000,000.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Our historical net tangible book value at June 30, 2010 was $1,026,998, or $0.22 per share of our common stock. Our historical net tangible book value per share is determined by dividing our net tangible book value (net tangible assets less total liabilities) by the number of shares of common stock.

On a pro forma basis, after giving effect to the conversion of all of our outstanding preferred stock and outstanding shares of non-voting common stock into common stock, which will occur immediately prior to this offering, our pro forma net tangible book value at June 30, 2010 would have been approximately $[  ] or $[  ] per share.

Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the sale of common stock offered in this offering assuming an initial public offering price of $[ ] per share, and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us, our pro forma as adjusted net tangible book value as of June 30, 2010 would have been approximately $[  ] million, or approximately $[  ] per share of common stock. This represents an immediate increase in pro forma net tangible book value of $[  ] per share to existing stockholders, and an immediate dilution in the pro forma net tangible book value of $[  ] per share to investors participating in this offering.

The following table illustrates this per share dilution:

Initial public offering price per share of common stock (the midpoint of the price range)		$
Historical net tangible book value per share as of June 30, 2010	$0.22
Increase in net tangible book value per share attributable to conversion of preferred stock
Pro forma net tangible book value per share as of June 30, 2010
Increase in net tangible book value per share attributable to new investors
Pro forma as adjusted net tangible book value giving effect to this offering
Dilution per share to investors participating in this offering		$

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to this offering would be $[  ] per share, and the dilution in pro forma net tangible book value per share to new investors would be $[  ] per share.

The following table summarizes on a pro forma basis, as of June 30, 2010, the differences between our existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid. The following table does not include shares subject to outstanding options or reserved for issuance under our 2005 Stock Incentive Plan, as amended. See “Management — 2005 Stock Incentive Plan” and Note 6 to our audited Financial Statements.

	Shares issued		Total consideration		Average Price per Share
	Number	Percentage	Amount	Percentage
Existing stockholders prior to this offering
Investors participating in this offering
Totals

If the underwriters exercise their over-allotment option in full, our existing stockholders would own [  ]% and our new investors would own [  ]% of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA

In the “statement of operations” table below we provide you with historical selected financial data for the six months ended June 30, 2010 and 2009, along with the period from May 15, 2005 (inception) to June 30, 2010, derived from our unaudited financial statements included elsewhere in this prospectus, and for the two years ended December 31, 2009 and 2008, derived from our audited financial statements included elsewhere in this prospectus. In the “balance sheet data” table below we provide you with our historical balance sheet data as of June 30, 2010, derived from our unaudited financial statements included elsewhere in this prospectus, and as of December 31, 2009 and 2008, derived from our audited financial statements included elsewhere in this prospectus. The following selected financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus. The selected financial data in this section is not intended to replace our financial statements and accompanying notes. Our historical results are not necessarily indicative of our future results.

Statement of Operations Data:

	Six Months Ended June 30,		Year Ended December 31,		Period from May 15, 2005 (Inception) to June 30, 2010
	2010	2009	2009	2008
Operating expenses:
Research and development	$96,949	$88,510	$216,377	$1,738,182	$8,546,634
General and administrative	621,210	499,323	1,020,013	899,927	4,905,427
Loss from operations	(718,159)	(587,833)	(1,236,390)	(2,638,109)	(13,452,061)
Interest income	1,019	7,024	7,487	99,220	320,012
Interest expense, including amortization of debt discount and deferred financing costs	—	(2,160,713)	(2,160,713)	(2,645,113)	(6,980,183)
Net loss	(717,140)	(2,741,522)	(3,389,616)	(5,184,002)	$(20,112,232)
Dividends on convertible preferred stock (accumulated for the period)	1,094,689	48,653	1,143,342	—
Net loss applicable to common stockholders	$(1,811,829)	$(2,790,175)	$(4,532,958)	$(5,184,002)
Basic and diluted net loss per common share	$(0.39)	$(0.60)	$(0.97)	$(1.11)
Weighted average common shares outstanding – basic and diluted	4,686,386	4,686,386	4,686,386	4,686,386

Balance Sheet Data:

	As of June 30, 2010	As of December 31,
		2009	2008
	(Unaudited)
Cash and cash equivalents	$1,063,909	$1,637,546	$3,244,057
Working capital (deficiency)	901,305	1,683,210	(14,409,684)
Total assets	1,245,247	1,802,157	3,340,068
Total liabilities	218,249	58,019	17,710,195
Deficit accumulated during the development stage	(20,112,232)	(19,395,092)	(16,005,476)
Total stockholders’ equity / (deficiency)	1,026,998	1,744,138	(14,370,127)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2010 and 2009 and the fiscal years ended December 31, 2009 and 2008 should be read in conjunction with our financial statements and the notes to those financial statements that are included elsewhere in this prospectus. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections in this prospectus. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements.

Overview

We are a development stage specialty pharmaceutical company based in Malvern, Pennsylvania that in-licenses and develops novel therapeutics for the treatment of diseased and aging skin conditions, which it expects to subsequently market or out-license as commercial products. We were incorporated in Delaware in 2005 under the name “Pyxis Pharmaceuticals Inc.,” and we changed our corporate name to “Cutanea Life Sciences, Inc.” in March 2006.

We license product candidates or technologies that have previously been tested in clinical trials, providing an initial indication of a drug’s safety and biological activity before committing capital to its development, thereby reducing some potential risks to development. In particular, we licensed omiganan from Biowest, a chitosan-based gel from Biopharmex and Ionic Contra Viral Therapy from Henderson-Morley (see “Financial Uncertainties Related to Potential Future Milestone Payments,” below).

We balance portfolio risk by seeking a mix of in-license candidates. We ultimately plan to either out-license or build a specialty sales force to market and promote our product candidates in the US. We do not conduct any drug discovery activities, and we plan to limit our involvement with preclinical research activity.

Financial Operations Overview

Revenue

We have not generated any revenue since our inception. As of June 30, 2010, we have funded our operations primarily through debt financings. If our product development efforts result in clinical success, regulatory approval and successful commercialization of any of our products, we could generate revenue from sales or licenses of any such products.

Research and Development Expense

Research and development expense consists of: (i) internal costs associated with our development activities; (ii) payments we make to third-party contract research organizations, contract manufacturers, investigative sites and consultants; (iii) technology and intellectual property license costs; (iv) manufacturing development costs; (v) personnel related expenses, including salaries, benefits, travel, and related costs for the personnel involved in drug development; (vi) activities relating to regulatory filings and the advancement of our product candidates through preclinical studies and clinical trials; and (vii) facilities and other allocated expenses, which include direct and allocated expenses for rent, facility maintenance, as well as laboratory and other supplies. All research and development is expensed as incurred.

Conducting a significant amount of research and development is central to our business model. Through December 31, 2009, we incurred approximately $8,449,685 in research and development expenses since our inception in May 2005. Product candidates in later-stage clinical development generally have higher development costs than those in earlier stages of development, primarily due to the significantly increased size and duration of the clinical trials. We plan to increase our research and development expenses for the foreseeable future in order to complete development of our two most advanced product candidates, omiganan and a chitosan-based gel (“chitosan”).

The following table summarizes the actual costs and percentages of our research and development expenses related to our two most advanced product candidates and other projects. The costs and percentages summarized in the following table reflect payments directly attributable to each development candidate, which are tracked on a project basis. A portion of our internal costs, including indirect costs relating to our product candidates, are not tracked on a project basis and are allocated based on management’s estimate.

	Years Ended December 31,				Six Months Ended June 30,				Period from May 15, 2005 (inception) to June 30, 2010
	2009		2008		2010		2009
Omiganan	$1,599,127	92%	$141,372	65%	$72,388	75%	$21,495	24%	$6,830,011	80%
Chitosan	139,055	8%	56,553	26%	24,561	25%	48,473	55%	1,623,320	19%
Ionic Contra Viral Therapy	0	0%	18,452	9%	0	0%	18,542	21%	93,303	1%

The process of conducting pre-clinical studies and clinical trials necessary to obtain FDA approval is costly and time consuming. The probability of success for each product candidate and clinical trial may be affected by a variety of factors, including, among others, the quality of the product candidate’s early clinical data, investment in the program, competition, manufacturing capabilities and commercial viability. While we are able to provide general estimates of the costs associated with our current and anticipated clinical trials, because of the uncertainties associated with clinical trial enrollments and the risks inherent in the development process, we are unable to determine with complete certainty the duration and completion costs of current or future clinical stages of our product candidates or when, or to what extent, we will generate revenues from the commercialization and sale of any of our product candidates. Development timelines, probability of success and development costs vary widely. We are currently focused on developing our two most advanced product candidates, omiganan and chitosan. Specifically, we are planning to use the net proceeds from this offering as follows: approximately $4 million to fund the first Phase 3 study for omiganan for the treatment of rosacea, with results from this study targeted to be available in late 2012, approximately $3.5 million for additional work to support the targeted submission of the NDA for rosacea in 2013, approximately $800,000 to fund the Phase 2 study for omiganan for the treatment of atopic dermatitis with results from this study available in late 2012, and approximately $1 million to continue the development of the chitosan-based dermal filler and complete the studies required for targeted submission of a CE mark in Europe late 2012 or early 2013. We will need to raise additional capital in the future in order to fund the development and commercialization of Ionic Contra Viral Therapy (“ICVT”), or other product candidates.

General and Administrative Expense

General and administrative expense consists primarily of salaries and other related costs, including stock-based compensation expense, for persons serving in our executive, finance and accounting functions. Other general and administrative expense includes facility-related costs not otherwise included in research and development expense, promotional expenses, costs associated with industry and trade shows, and professional fees for legal services and accounting services. We expect that our general and administrative expenses will increase as we add personnel and become subject to the reporting obligations applicable to public companies. From our inception in May 2005 through December 31, 2009, we spent $4,284,217 on general and administrative expense.

Interest Income and Interest Expense

Interest income consists of interest earned on our cash and cash equivalents and marketable securities. Interest expense consists of interest previously incurred on the First and Second Bridge Notes (the “Bridge Notes”), notes issued to Paramount BioSciences, LLC (the “PBS Notes”) and notes issued to the Rosenwald Family Trust (the “Family Trust Notes”). The Bridge Notes, the PBS Notes and the Family Trust Notes are collectively referred to herein as the “Convertible Notes.” The Bridge Notes carried an interest rate of 5% through October 22, 2007 and 8% from October 23, 2007 through October 22, 2008; and after October 22, 2008, the rate increased to 12% through June 22, 2009. The PBS Notes and the Family Trust Notes bore an interest rate of 5% through June 23, 2009. On June 23, 2009, the principal and accumulated interest on the Convertible Notes converted into preferred shares at $1.00 per share. In addition, the amortization of deferred financing costs (including the issuance of placement warrants equal to 10% of the principal amount of the

Bridge Notes) and our debt discount (warrant coverage equal to 50% of principal amount of the Bridge Notes) attributable to the issuance of the Bridge Notes has been incurred and expensed within twelve months of the closing of each note offering.

Results of Operations

Comparison of the Six Months Ended June 30, 2010 and June 30, 2009

Research and Development Expense.  Research and development expense was $96,949 for the six months ended June 30, 2010, an increase of $8,439, or 9.5%, from $88,510 for the six months ended June 30, 2009. The increase was primarily a function of accounting fees and legal expenses associated with prosecution and maintenance of patents.

General and Administrative Expense.  General and administrative expense was $621,210 for the six months ended June 30, 2010, an increase of $121,887 or 24.4%, from $499,323 for the six months ended June 30, 2009. The increase was primarily due to increased accounting expenses and legal fees incurred in renegotiation of license agreements and other corporate purposes.

Interest Income and Interest Expense.  Interest income was $1,019 for the six months ended June 30, 2010, a decrease of $6,005, or 85.5%, from $7,024 for the six months ended June 30, 2009. The decrease was primarily due to lower average cash balances and lower interest rates.

Interest expense was $0 for the six months ended June 30, 2010, a decrease of $2,160,713, or 100%, from $2,160,713 for the six months ended June 30, 2009. The decrease was due to the elimination of Convertible Note interest due to the conversion of debt into preferred shares on June 23, 2009.

Comparison of the Years Ended December 31, 2009 and December 31, 2008

Research and Development Expense.  Research and development expense was $216,377 for the year ended December 31, 2009, a decrease of $1,521,805 or 87.6%, from $1,738,182 for the year ended December 31, 2008. The decrease was primarily due to redirecting our corporate strategy from product development to raising capital.

General and Administrative Expense.  General and administrative expense was $1,020,013 for the year ended December 31, 2009, an increase of $120,086, or 13.3%, from $899,927 for the year ended December 31, 2008. The increase was primarily due to the reclassification of compensation expense related to our Chief Scientific Officer from research and development expense into general and administrative expense given that her efforts in 2009 were primarily attributable to raising capital, which were offset in part by lower rent and office expenses due to reductions in headcount.

Interest Income and Interest Expense.  Interest income was $7,487 for the year ended December 31, 2009, a decrease of $91,733, or 92.5%, from $99,220 for the year ended December 31, 2008. The decrease was primarily due to lower average cash balances and interest rates in 2009.

Interest expense was $2,160,713 for the year ended December 31, 2009, a decrease of $484,400, or 18.3%, from $2,645,113 for the year ended December 31, 2008. The decrease was primarily due to absence of a full year interest expense on the convertible notes due to their conversion into preferred shares on June 23, 2009, offset in part by a one-time non-cash expense to reflect the difference on said conversion of the Convertible Notes between the defined conversion price of $1.00 and the fair value of $1.069 per share. The $1.069 per share fair value was determined by dividing the estimated value of our company by the number of our then outstanding fully-diluted shares.

Liquidity and Capital Resources

Sources of Liquidity

As a result of our significant research and development expenditures and the lack of any approved products to generate product sales revenue, we have not been profitable and have generated operating losses since we were incorporated in May 2005. We have funded our operations through June 30, 2010 principally through the issuance of an aggregate of $15,296,483 in Convertible Notes. The following table summarizes our funding sources as of June 30, 2010:

Convertible Notes	Gross Proceeds	Outstanding Principal and Interest as of June 22, 2009	Shares of Preferred Stock Issued upon Conversion on June 23, 2009
1st Bridge Notes (Oct 2006)	$4,560,000	$5,594,703	5,594,703
2nd Bridge Notes (July 2007)	8,975,000	10,602,144	10,602,144
Total Bridge Notes	13,535,000	16,196,847	16,196,847
PBS Notes	1,081,483	1,267,373	1,267,373
Family Trust Notes	680,000	780,595	780,595
Total PBS and Family Trust Notes	1,761,483	2,047,968	2,047,968
Total Convertible Notes	$15,296,483	$18,244,815	18,244,815

Bridge Notes (Commencing at 5% through Initial Term; 8% through Extended Term and 12% with Amended Note)

In October 2006 and July 2007, we issued a series of Bridge Notes in the aggregate principal amount of $13,535,000 with an initial interest rate of 5%. The Bridge Notes were automatically extended through October 23, 2008 at the defined extended interest rate of 8%. On October 23, 2008, the Bridge Notes were amended and extended until June 23, 2009 with an interest rate of 12%. On June 23, 2009, the notes, plus accumulated interest since inception, converted into preferred shares at $1.00 per preferred share. These preferred shares accrue dividends, which are payable in kind, at 12% per annum. As of June 30, 2010, there were 16,196,847 preferred shares outstanding related to the conversion of the Bridge Notes with associated accrued dividends in kind totaling 1,690,686 shares.

The preferred shares, plus dividends accrued thereon, will automatically convert into common shares in connection with this offering on a one for one basis.

In connection with the issuance of the Bridge Notes, seven-year warrants were issued to the purchasers (the “Bridge Notes Warrants”). The Bridge Notes Warrants entitle the holders thereof to purchase that number of shares of common stock equal to 50% of the principal amount of the Bridge Notes purchased by the original holder divided by $1.00, at a per share exercise price of $1.00. As such, the outstanding Bridge Notes Warrants entitle the holders thereof to purchase an aggregate of 6,767,500 shares of common stock. All of such Bridge Notes Warrants are currently exercisable.

In addition, in connection with the Bridge Notes financing, we issued seven-year warrants to Paramount BioCapital to purchase up to 1,353,500 shares of common stock at an exercise price of $1.00 per share. Such warrants were issued as a commission fee to Paramount BioCapital as the placement agent in the Bridge Notes financing. All of such warrants are currently exercisable.

Paramount Notes

From June 6, 2005 through September 6, 2007, Paramount BioSciences, LLC (“PBS”), of which Lindsay A. Rosenwald is the sole member, had loaned us an aggregate principal amount of $1,081,483 pursuant to the PBS Notes, dated July 28, 2006, as amended on June 15, 2007 and as amended and restated on September 30, 2009. From April 27, 2006 through June 28, 2007, a trust established for the benefit of Dr. Rosenwald’s children (the “Family Trust”) had loaned us an aggregate principal amount of $680,000 pursuant to the Family Trust Notes, dated April 27, 2006. Each of PBS and Mr. Rosenwald are affiliates and significant stockholders of our company.

The principal and accrued interest (which accrued at 5% per year) on the PBS Notes and Family Trust Notes converted into preferred shares on June 23, 2009 at $1.00 per share.

As of December 31, 2009, there were 2,047,968 preferred shares related to the conversion of the PBS Notes and Family Trust Notes and 128,339 accrued dividends in kind. These preferred shares and accrued dividends will convert into common shares on a one-for-one basis upon the completion of this offering.

Preferred Stock Valuation

The valuation of shares of preferred stock associated with the conversion of the Bridge Notes, PBS Notes and Family Trust Notes was determined by an internal valuation, retrospectively, based on the net present value of our estimated future cash flows for the period commencing on the conversion date of the notes (June 23, 2009) through the period of patent expiration for programs in our portfolio, with such net present value adjusted for risk. Adjustment for risk was determined by assigning a probability factor obtained from third-party industry models which use empirical data to determine the likelihood of a development program reaching the next critical milestone, having successfully completed the prior milestone. Cash flows include (i) cash outflows to complete various stages of development, future commercialization expenses and other costs and (ii) cash inflows reflecting the projected gross profit streams to be derived from the commercialized programs based on market penetration models and market pricing. The resulting net present value (as adjusted for risk) was then divided by the fully-diluted number of shares outstanding at the time of the conversion yielding a valuation of $1.069 per share. A charge to interest expense of $1,259,000 was recorded in the financial statements in the second quarter of 2009 for the difference between the $1.069 estimated fair value per share and the $1.00 conversion price multiplied by the total number of preferred shares outstanding (18,244,815) at the conversion date of June 23, 2009.

Similar methodology was used for calculating the estimated fair values of warrants.

Net Cash Used in Operating Activities

Net cash used in operating activities was $1,571,874 for the year ended December 31, 2009. The net loss for the year ended December 31, 2009 is higher than cash used in operating activities by $1,817,742 due to non-cash interest expense attributable to the Convertible Notes offset in part by reductions in other payables and accrued liabilities. Net cash used in operating activities was $2,401,221 for the year ended December 31, 2008. The net loss for the year ended December 31, 2008 is greater than cash used in operating activities by $2,782,781 and is attributable to non-cash interest related to the Convertible Notes; amortization of debt discount related to warrants provided to the Convertible Note holders; and amortization of deferred financing costs associated with the issuance of the placement warrants related to the Second Bridge Note offering in 2007.

Net cash used in operating activities was $502,239 for the six months ended June 30, 2010. Net cash used in operating activities was $829,405 for the six months ended June 30, 2009.

Net Cash Used in Investing Activities

No cash was used in investing activities for the years ended December 31, 2009 and 2008. No cash was used in investing activities for the six months ended June 30, 2010 and 2009.

Net Cash Used in Financing Activities

Net cash used in financing activities for the year ended December 31, 2009 was $34,637 related to cash payments for deferred financing costs. Net cash used in financing activities for the six months ended June 30, 2010 was $71,398, attributable to legal and banking expenses associated with the proposed public offering.

Funding Requirements

We expect to incur losses from operations for the foreseeable future. We expect to incur increasing research and development expenses, including expenses related to the hiring of personnel and additional clinical trials. We expect that our general and administrative expenses will also increase as we expand our finance and administrative staff, add infrastructure, and incur additional costs related to being a public company, including directors’ and officers’ insurance, investor relations programs, and increased professional fees. Our future capital requirements will depend on a number of factors, including the timing and outcome of clinical trials and regulatory approvals, the costs involved in preparing, filing, prosecuting, maintaining, defending, and enforcing patent claims and other intellectual property rights, the acquisition of licenses to new products or compounds, the status of competitive products, the availability of financing, and our success in developing markets for our product candidates.

We believe that the net proceeds from this offering, together with our existing cash, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through the end of the first quarter of 2012 if we sell $[ ] million in this offering at an initial public offering price of $[ ]; or if we sell a fewer number of shares in this offering than anticipated, the resultant reduction in proceeds we receive from the offering would cause us to require additional capital earlier. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated clinical trials. Our current estimates may be subject to change as circumstances regarding requirements further develop.

We do not anticipate that we will generate product revenue for at least the next several years. In the absence of additional funding, we expect our continuing operating losses to result in increases in our cash used in operations over the next several quarters and years.

We may need to finance our future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. We do not currently have any commitments for future external funding. We may need to raise additional funds more quickly if one or more of our assumptions prove to be incorrect or if we choose to expand our product development efforts more rapidly than we presently anticipate, and we may decide to raise additional funds even before we need them if the conditions for raising capital are favorable. We may seek to sell additional equity or debt securities or obtain a bank credit facility. The sale of additional equity or debt securities, if convertible, could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also result in covenants that would restrict our operations.

Additional equity or debt financing, grants, or corporate collaboration and licensing arrangements may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our research and development programs, reduce our planned commercialization efforts or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain product candidates that we might otherwise seek to develop or commercialize independently.

Financial Uncertainties Related to Potential Future Milestone Payments

We have acquired rights to develop and commercialize our product candidates through licenses granted by various parties. Certain of these licensing arrangements contain cash milestone payments and royalties.

On December 7, 2005, we licensed from Biowest Therapeutics, Inc. (“Biowest”), formerly known as Migenix, Inc., the exclusive worldwide rights for human dermatological uses to a cationic, antimicrobial peptide, whose active component is omiganan pentahydrochloride (“omiganan”). In consideration for the rights to omiganan, we paid to Biowest an initial up-front license fee of $200,000, the total amount paid out to date, and have agreed to make additional payments in the aggregate amount of up to $10,700,000 contingent upon the achievement of certain clinical and regulatory milestones. In the event that omiganan is commercialized, we have agreed to pay to Biowest an escalating royalty and certain commercial milestone payments based on attainment of defined net sales levels, not to exceed 5%, and $10,000,000, respectively. The license for omiganan provides for unrestricted rights to sublicense also subject to these terms. The term of the license extends until the expiration of the last patent for each specific territory. The license may also be terminated at any time by Biowest if we become bankrupt, or in the event of a material breach or default by us under the agreement that goes uncured for a period of 60 days following notice from Biowest of such material breach or default.

On July 26, 2006, we licensed the exclusive global rights to an implantable biomaterial, whose main ingredient is chitosan (“chitosan”), from Biopharmex S.A., a Luxembourg company (“Biopharmex”). To date, we have made two cash payments to Biopharmex for an upfront license fee and a patent filing milestone fee in Europe totaling $250,000. Additionally, we are obligated to make future milestone payments subject to the achievement of certain clinical and regulatory milestones, not to exceed $9,825,000. Under the terms of the license agreement, in the event that a chitosan-based product is commercialized, we are required to pay royalties on net sales of the product not to exceed 8%. If we choose to exercise our unrestricted right of sublicense, we must pay to Biopharmex 22% percent of the transaction proceeds less adjustments for incurred research and development expenses and amounts previously paid upon the attainment of certain milestones. In the event we do not raise adequate capital to advance the chitosan development program by December 15, 2010, Biopharmex, at its option, may take back the license at no expense to either party. Under the terms of the license, within 45 days of a qualified financing, which, by definition, includes this offering, we will be required to pay to Biopharmex a milestone payment of $150,000 as a prepayment toward our first development milestone obligation (the “Milestone Payment”). The term of the license extends until the expiration of the last patent for each specific territory. The license may also be terminated at any time by Biopharmex if we become bankrupt, or in the event of a material breach or default by us under the agreement that goes uncured for a period of 90 days following notice from Biopharmex of such material breach or default. Additionally, if Biopharmex can demonstrate that we have not used commercially reasonable best efforts to advance the development of a chitosan-based product such that a viable formulation is ready for initiation of clinical studies in humans within 18 months of the Milestone Payment, then Biopharmex may terminate the license in its sole discretion.

On September 27, 2006, we entered into a license agreement with Henderson-Morley, PLC, a UK-based company (“Henderson-Morley”) for the exclusive North American rights to Ionic Contra Viral Therapy (“ICVT”) for all dermatological uses in humans excluding the uses for the treatment of labial herpes or other viral infections of the genital, peri-genital, anal or peri-anal areas (including related dysplasias). No payments have been made to Henderson-Morley to date. We would be obligated to make future milestone payments to Henderson-Morley based on the realization of certain clinical and regulatory milestones which would not exceed $6,675,000. In the event that ICVT is commercialized, we would also be responsible to pay royalties on net sales not to exceed 8.5% in a given year. We also have full rights to sublicense the technology in the territory as well. The term of the license extends until the expiration of the last patent for each specific territory. In the absence of any future development activity on ICVT, the licensor has the right to take back the license at its sole discretion. The license may also be terminated at any time by Henderson-Morley if we become bankrupt, or in the event of a material breach or default by us under the agreement that goes uncured for a period of 90 days following notice from Henderson-Morley of such material breach or default.

Potential milestone payments for licensed technologies may or may not be triggered and may vary in size, depending on a number of variables, almost all of which are currently uncertain. Additionally, we believe we will not begin selling any products that would require us to make any such royalty payments until the end of 2013. Whether we will be obligated to make milestone or royalty payments in the future is subject to the success of our product development efforts and, accordingly, is inherently uncertain.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the US, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, we evaluate these estimates and judgments, including those described below. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results and experiences may differ materially from these estimates.

Our significant accounting policies are more fully described in Note 2 to our December 31, 2009 financial statements included at the end of this prospectus. We believe that our accounting policy for stock-based compensation is critical to aid you in fully understanding and evaluating our reported financial results.

We account for stock options granted to employees according to FASB ASC No. 718 (“ASC 718”), “Compensation – Stock Compensation.” Under ASC 718, share-based compensation cost is measured at grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period on a straight-line basis.

We account for stock options granted to non-employees on a fair value basis using the Black-Scholes option pricing method in accordance with ASC 718. The initial non-cash charge to operations for non-employee options with vesting is revalued at the end of each reporting period based upon the change in the fair value of the options and amortized to consulting expense over the related service period.

For the purpose of valuing options granted to employees and non-employees during the period from May 15, 2005 (inception) to December 31, 2009, we used the Black-Scholes option pricing model utilizing the assumptions noted in the following table. No options were granted during the years ended December 31, 2009 and 2008.

May 15, 2005 (inception) to December 31, 2009
Risk-free interest rate	4.34% – 5.23%
Expected volatility	94.79% – 101.08%
Expected term of options in years	10
Expected dividend yield	0%

For the purpose of valuing options granted to employees and non-employees following December 31, 2009, we will be using the Black-Scholes option pricing model. Stock option grants to members of management and the board of directors made subsequent to the periods reported will be dilutive to existing shareholders but will have no dilutive effect on those investors who participate in the proposed offering. The options granted will be accounted for as compensation expense beginning in the third quarter resulting in an increase to loss from operations for the fiscal year 2010 and into subsequent reporting periods based on the respective vesting criteria.

To determine the risk-free interest rate, the Company utilized the US Treasury yield curve in effect at the time of grant with a term consistent with the expected term of the Company’s awards. The Company estimated the expected term of the options granted based on anticipated exercises in future periods assuming the success of its business model as currently forecasted. The expected dividends reflect the Company’s current and expected future policy for dividends on its common stock. To determine the expected stock price volatility for the Company’s stock options, the Company examined historical volatilities for industry peers as the Company does not have any trading history for its common stock. The Company will continue to analyze the expected stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available.

Recent Accounting Pronouncements

In March 2010, the FASB reached a consensus on Accounting Standards Update (“ASU”) No. 2010-17, “Milestone Method of Revenue Recognition.” ASU 2010-17 provides guidance on applying the milestone method to milestone payments for achieving specified performance measures when those payments are related to uncertain future events. Under the consensus, entities can make an accounting policy election to recognize arrangement consideration received for achieving specified performance measures during the period in which the milestones are achieved, provided certain criteria are met. The scope of this issue is limited to transactions involving research or development. ASU 2010-17 is effective for interim and annual periods beginning on or after June 15, 2010 with early adoption permitted. The impact of ASU 2010-17 is not expected to be material to our financial statements based on our current operations.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

BUSINESS

General Overview

We are a development stage specialty pharmaceutical company that in-licenses and develops novel therapeutics for the treatment of dermatological conditions. We have licensed three technologies, each of which is designed to have intellectual property protection and the potential to be developed for multiple indications. Our lead product candidate is omiganan (CLS001) for the treatment of rosacea, for which we are preparing to initiate a Phase 3 clinical study in mid-2011. Omiganan, a new chemical entity, is a cationic peptide with antimicrobial and anti-inflammatory properties which we believe can be applied to multiple dermatological indications. In addition to rosacea, we believe that omiganan has the potential to be developed for the treatment of atopic dermatitis and acne and would be the first in its class to be approved for a dermatological indication. We are also planning to initiate a Phase 2 clinical study of omiganan for atopic dermatitis in the second half of 2011. In addition to our lead program, we have licensed two other technologies in our portfolio: a chitosan-based gel (“chitosan”) (CLS002) for the treatment of soft tissue augmentation; and Ionic Contra Viral Therapy (“ICVT”) (CLS003), a topical antiviral product for the treatment of non-genital warts.

The following chart illustrates the current status of the development programs for each of our product candidates:

We reported positive results from our Phase 2 clinical study of omiganan aqueous gel in patients with rosacea. The clinical trial was designed to determine the optimal dose and regimen of omiganan for further study as a topical treatment for rosacea. The data obtained from the study indicated that after nine weeks of treatment, once-daily application of omiganan 2.5% gel was superior to the placebo control (or “vehicle”) to reduce lesions. Study results demonstrated that the formulation was safe and well-tolerated at all doses tested and did not demonstrate any safety concerns. An additional important finding in the Phase 2 study was the overall improvement in the secondary signs and symptoms of rosacea, including peeling, dryness, itching, burning and erythema observed within one week of initial treatment and continuing for the duration of the study. We had an End-of-Phase 2 Meeting with the FDA in which we clarified the design of the Phase 3 studies and the overall development path required for submission of a New Drug Application (“NDA”) for a rosacea indication.

Based on the anti-inflammatory and antimicrobial activity and the safety profile observed for omiganan, we submitted an Investigational New Drug Application (“IND”) with the rationale to investigate omiganan for atopic dermatitis in a Phase 2 clinical study. The FDA agreed that we can initiate the Phase 2 clinical study for atopic dermatitis with the same aqueous gel formulation which we plan to do in 2011.

The other two technologies that we have licensed supplement our lead development program and offer viable potential therapies for other dermatological conditions. Chitosan will be investigated as a novel dermal filler for fine lines, wrinkles and folds in clinical studies that we plan to initiate in late 2011. Results from these studies are intended to be used to seek approval as a Class 3 medical device with the planned submission of a CE mark in the European Union (“EU”) in 2012. Our third program, ICVT, is a topical antiviral product targeted to treat non-genital warts caused by human papillomovirus (“HPV”). The timing for the ICVT development program is dependent on the availability of additional funds.

Omiganan (CLS001)

Overview

We licensed the exclusive worldwide rights for dermatological uses to omiganan from Biowest. This synthetic, cationic (positively charged) antimicrobial peptide interacts with the membrane of both gram positive and gram negative bacteria and has demonstrated rapid, concentration-dependent bactericidal and fungicidal activities as well as anti-inflammatory activity. Omiganan uses multiple mechanisms of action which may reduce inflammatory lesions in rosacea by (i) directly killing the bacteria, and (ii) blocking or interrupting the biological processes that result in inflammation (including by binding to pro-inflammatory bacterial factors and inhibiting secretion of pro-inflammatory cytokines). This combined mode of action may explain why omiganan may reduce the inflammatory lesions associated with rosacea without the concern of inducing resistant bacteria. This mechanism of action of omiganan also provides a basis for which to study omiganan as a novel treatment for other dermatological conditions with an inflammatory component, such as atopic dermatitis and acne.

Omiganan was initially developed by Biowest as a potential topical prescription treatment for acne. Biowest also licensed the rights for a narrow field of use to Cadence Pharmaceuticals (“Cadence”) for the prevention of infections due to surgical intervention and burns. Omiganan was shown to have a broad spectrum of activity against microorganisms in-vitro and has demonstrated such efficacy in the clinical studies conducted by Cadence. The clinical information generated by the Biowest and Cadence studies provides clinical evidence of the anti-infective and anti-inflammatory activity of omiganan, and also provides valuable safety information from over 2,000 patients exposed to omiganan that we have been able to reference as support to the FDA for the advancement of our clinical programs. Based on the demonstrated safety profiles obtained, the FDA allowed us to initiate our Phase 2 clinical study in rosacea patients without conducting any additional toxicology studies.

We are initially developing omiganan for the treatment of patients with rosacea. We are currently planning to initiate and enroll patients in the first Phase 3 clinical study in rosacea in mid-2011. Additional development activities for omiganan will focus on the treatment of other dermatological conditions with inflammatory and infectious components, such as atopic dermatitis and possibly acne. We anticipate the initiation of a Phase 2 clinical study for atopic dermatitis in the second half of 2011.

Rosacea and the Market

Rosacea is a chronic dermatological disorder that primarily affects the facial skin. The clinical signs and symptoms of rosacea as it progresses are: facial flushing, telangiectasia (spider veins), facial erythema (redness), central facial inflammatory papules and pustules (lesions), and in more severe cases, chronic swelling of the nose and possible spreading of the disease to the eyes. Most patients that seek treatment have what is referred to as papulopustular rosacea where the redness is more pronounced; persistent lesions are present, and visible blood vessels may appear. Currently, there is no cure for rosacea and, therefore, the conventional goal for the treatment of the disorder is to reduce its signs and symptoms and prevent the progression of the condition.

The National Rosacea Society estimated that in April 2010 the number of Americans suffering from rosacea had increased to approximately 16 million. Rosacea diagnoses by dermatologists in 2006 were reported to account for about 1.2 million patient visits into the specialists’ offices, according to Verispan 2006 PDDA data source. The US prescription market for rosacea therapies was approximately $400 million in revenues for the twelve months ending June 30, 2008, per NDS Source Data.

Phase 2 Clinical Results

The Phase 2 clinical trial was designed to determine the optimal dose and regimen of omiganan for further study as a meaningful treatment for rosacea. The double-blind, multicenter study enrolled 240 patients with “Moderate” or “Severe” disease as measured by a defined Investigator Global Assessment (“IGA”)

scale. The IGA is a scale used by physicians to make a visual assessment of the severity of the patient’s disease. The IGA scale used in the Phase 2 study was a five-point scale (Grade 0, represents a “Clear” condition of the disease; Grade 1, “Almost Clear”; Grade 2, “Mild”; Grade 3, “Moderate”; and Grade 4, “Severe”) defined to incorporate both the lesions and the secondary signs and symptoms present at the beginning and throughout the study. Patients had to be a Grade 3 or 4 to be included in the study and the IGA was then used to monitor any improvement in their condition over the course of the study. To be considered a “Treatment Success,” patients had to reach the Grade of “Clear” or “Almost Clear” with at least a two Grade improvement from baseline on the IGA scale at week nine.

Patients were randomized into one of five treatment groups: omiganan 1% concentration applied once-daily (QD), omiganan 2.5% concentration applied QD, omiganan 2.5% concentration applied twice-daily (BID), vehicle (placebo control) applied QD, or vehicle applied BID. During the total nine-week treatment period, safety and efficacy assessments were performed at weeks one, three, six and nine.

Study results demonstrated that the formulation was well-tolerated at all doses tested and the data did not demonstrate any safety concerns. In this study, several efficacy variables were measured: (i) the absolute change and percent change from baseline in lesion count; (ii) the change from baseline in the IGA; (iii) the incidence of Treatment Success; and (iv) the improvement in erythema (redness) and other signs and symptoms of rosacea, including telangiectasia (spider veins), burning, dryness, scaling/peeling and pruritus (itching). All efficacy variables improved compared to baseline in all treatment groups. Among the once-daily treatment groups, a dose-dependent response was observed in both absolute lesion reductions and Treatment Success.

We believe that the results from the Phase 2 study provide sufficient data to initiate Phase 3 studies with omiganan as a treatment for rosacea. The data obtained on the absolute number of inflammatory lesions demonstrated that after nine weeks of treatment, once-daily omiganan 2.5% gel showed superior reductions in lesion count, compared to once-daily 1% omiganan gel and to vehicle, in patients with 10 to 40 lesions at baseline (see Figure 1). The change in lesions was also calculated as a percent reduction from baseline, since that was the primary efficacy variable for this study. Based on that calculation, at week nine, patients receiving once-daily omiganan 2.5% had a mean 30.6% reduction in the number of inflammatory lesions, compared to a 14.4% reduction in patients receiving once-daily vehicle, which was not a statistically significant difference on a percent reduction basis, even though the difference on the basis of absolute reduction of lesions was statistically significant. Primary endpoints for the Phase 3 studies were subsequently discussed in our End-of-Phase 2 Meeting with the FDA. The FDA agreed that the absolute change from baseline in the number of lesions at treatment completion, a secondary endpoint in the Phase 2 study, will be one of the co-primary endpoints to evaluate the efficacy of omiganan in Phase 3. Treatment Success, which was also a secondary endpoint in the Phase 2 study, will be the second co-primary endpoint in Phase 3.

The FDA also agreed in our End-of-Phase 2 Meeting that the entry inclusion criteria for the pivotal Phase 3 studies would be rosacea patients with 15 or more lesions at baseline. Results of that patient population from the Phase 2 study demonstrated that there was a statistically significant difference between omiganan 2.5% QD and vehicle QD for both percent change and absolute change in lesions. At week nine, in patients with at least 15 lesions at baseline, the statistically significant difference observed in the percent reduction from baseline was a mean reduction of 38.1% in the omiganan 2.5% QD group compared to a mean 4.5% increase in the vehicle QD group (P=0.006). Also, the statistically significant difference observed in the absolute lesion reduction was a mean reduction of 8.55 lesions in the 2.5% QD group compared to a mean increase of 2.35 lesions in the vehicle QD group (P=0.001). The mean lesion reductions obtained with once-daily application of either 2.5% omiganan or vehicle for nine weeks, expressed as the percent change or as the absolute change, is summarized in Table 1.

Table 1:	Results for Mean Absolute Lesion Reductions and Mean Percent Lesion Reductions at Week Nine

Baseline Lesion Count (No. of Lesions)	Mean % Change from Baseline			Mean Absolute Change from Baseline
	2.5% QD	Vehicle QD	P-Value	2.5% QD	Vehicle QD	P-Value
10 – 40	-30.57% (N=47)	-14.40% (N=26)	0.246	-6.49 (N=47)	-0.58 (N=26)	0.012
>14.5	-38.10% (N=33)	+4.51% (N=17)	0.006	-8.55 (N=33)	+2.35 (N=17)	0.001

Additionally, there was a statistically significant difference observed between the omiganan 1% QD and vehicle QD groups (-5.97 and +2.35, respectively; P=0.011). The lesion count reduction observed for the 2.5% QD group approached the range of response seen with currently marketed rosacea products that were studied for longer treatment periods. Comparison of the mean change from baseline in the once-daily dosing groups is shown in Figure 1.

Figure 1:	Mean Lesion Change from Baseline in Once Daily Dosing Groups at Week Nine (Per Protocol Population)

It is worth noting that the highest percentage of Ttreatment Success as evaluated by the IGA scale was seen in the omiganan 2.5% BID group overall and for patients with baseline lesions counts of at least 15. A dose response (a response correlating to the concentration of the product) was evident in patients with at least 15 lesions at baseline, with those patients achieving a Treatment Success of 10.0%, 20.0%, and 25.7% in the omiganan 1% QD, 2.5% QD and 2.5% BID treatment groups, respectively, compared with 10.5% in both vehicle QD and BID groups. Although the 2.5% BID group had a slightly higher incidence of Treatment Success than the 2.5% QD group, twice-daily dosing did not improve the reduction in lesions from baseline or show a consistent therapeutic advantage. For this reason, we will not investigate twice-daily dosing in Phase 3.

An additional important finding in the Phase 2 study was the immediate reduction in secondary symptoms of rosacea including scaling, dryness, itching, burning and redness (see Figure 2). In contrast, existing topical therapies, MetroGel® brand and Finacea®, which represent the number one and number two market shares, respectively, are actually found to increase the incidence of stinging, scaling, itching and dryness, based on information included in the product packaging (specifically in the Package Inserts) for MetroGel and Finacea, which is not ideal for a rosacea therapy.

Figure 2:	Omiganan 2.5% Once-Daily Treatment Demonstrated Positive Effect on Other Signs and Symptoms of Rosacea

Phase 3 Clinical Program

Based on the overall results observed from the Phase 2 study and discussions with the FDA, we have selected a once-daily dose of 2.5% omiganan for further investigation in our Phase 3 clinical trial. The FDA clarified during our End-of-Phase 2 Meeting that the Phase 3 pivotal studies should include two co-primary endpoints for determination of efficacy: (1) absolute change in number of inflammatory lesions at week 12 and (2) Treatment Success on an IGA scale, defined as “Clear” or “Almost Clear” at week twelve, with at least a two grade improvement from baseline. Both of these endpoints will be the clinical basis for approval of omiganan with the FDA and were included as secondary endpoints in the Phase 2 clinical study. The Phase 3 program will include two independent studies each with two treatment groups, which will measure the once-daily application of omiganan 2.5% gel versus the once-daily application of vehicle for twelve weeks. Each clinical study will enroll 600 patients, dividing those equally among the omiganan and vehicle groups. The Phase 3 study will also include other secondary endpoints including the secondary signs and symptoms of rosacea, such as scaling, peeling, burning, itching, and background redness. The final protocol for the Phase 3 study is subject to further discussion which occurs when the protocol is submitted to the FDA prior to initiation of the clinical study. As the Phase 3 study will be designed with the knowledge obtained from the Phase 2 study, management believes that the results of the Phase 3 study may provide similar results to those obtained for the once-daily 2.5% omiganan group in the Phase 2 study and demonstrate that patients with rosacea may have a more rapid improvement in overall signs and symptoms of rosacea using omiganan than they typically experience from the other topical products on the market, while also obtaining a similar reduction in lesions.

Atopic Dermatitis and the Market

Atopic dermatitis is an auto-immune condition which affects an estimated 15 million Americans annually, according to Verispan 2005 PDDA data source. Although symptoms may vary from person to person, the most common symptoms are dry, itchy, red skin. Typical affected skin areas include the folds of the arms, the back of the knees, wrists, face and hands. National Drug and Therapeutic Index (“NDTI”) market data identified over 10 million patient visits to physicians in 2006 for atopic dermatitis. Approximately 45% of the patients afflicted are less than 6 years old.

According to NDTI data, about 95% of patient visits to a physician for atopic dermatitis result in at least one prescription. The most prevalent drug therapies used to treat atopic dermatitis include low to mid potency topical steroids; antihistimines; skin protectant emollients (moisturizers); and calcineurin inhibitors (Elidel® and Protopic®). Although topical steroids are considered first-line therapy by most physicians, extended use is not recommended because steroids can cause skin atrophy and adrenal suppression. Tolerability issues can also arise with extended usage including tachyphylaxis (the body’s resistance over time to the drug effect); steroid dermatitis and steroid induced acne. The two topical calcineurin inhibitors, Elidel® and Protopic®, were introduced about ten years ago with great expectations that they would replace steroid usage for atopic dermatitis in both first-line and maintenance therapy. Physicians initially saw them as a safer alternative to steroids for maintenance therapy, but in January 2006, the FDA issued a “black box” warning on both calcineurin products citing the potential risk for certain types of cancer. As a result, they are no longer recommended for first-line or long-term use.

Management believes there is still a significant unmet need in the market for a safe maintenance therapy to treat atopic dermatitis patients. An ideal new product should be able to demonstrate long term antimicrobial and anti-inflammatory efficacy without causing local or systemic adverse effects. Omiganan’s demonstrated safety and tolerability characteristics, as well as evidence of its antibacterial and anti-inflammatory activities, suggest it could become an ideal choice as a safe maintenance therapy to treat atopic dermatitis patients.

Omiganan Product Development: Atopic Dermatitis

Currently, we have an FDA approved IND and a clinical protocol to commence a proof-of-concept Phase 2 study on adult atopic dermatitis patients (18 years and older). The study will be conducted as a double-blind, randomized, placebo-controlled study involving 60 patients with mild to moderate atopic dermatitis to evaluate the safety and efficacy of omiganan 2.5% gel versus vehicle gel applied topically twice daily. The primary efficacy endpoints are the percentage of subjects with Treatment Success (defined as “Clear” or “Almost Clear” on the target area based on IGA) and the changes from baseline in signs and symptoms scores at the target area and patient’s Visual Analog Scale of pruritus (itching) at week four. A swab for Staphylococcus Aureus bacteria on the target site will also be taken at baseline and at week four as a secondary evaluation of efficacy. The development program for omiganan as a treatment for atopic dermatitis will be able to reference all the animal and human data acquired from the rosacea development program, which should result in significant time and cost savings. And, since the same aqueous gel formulation being studied for rosacea will be used for the atopic dermatitis clinical studies, the long-term animal safety studies conducted for the rosacea NDA, including the dermal carcinogenity and the phototoxicity studies, will be supportive to the NDA for the atopic dermatitis indication.

The rationale for the use of omiganan as a treatment for atopic dermatitis includes several factors. We know that atopic dermatitis patients have a higher susceptibility to infection, including Staphylococcus Aureus, and this is believed to be associated with a lower level of naturally occurring cationic antimicrobial peptides. Application of omiganan to the affected skin area may restore the natural balance of cationic antimicrobial peptides and reduce infection. In addition, atopic dermatitis is characterized by red, itchy, inflamed and often abraded skin. We observed in our Phase 2 rosacea study that itching and inflammation were reduced after just one week of treatment with omiganan 2.5% gel (see Figure 2). Moreover, the omiganan formulation contains glycerin, which is known to help reduce water loss from the skin and to improve the ability of the skin to act as a protective barrier. Finally, since the majority of atopic dermatitis patients are infants and children, safety is absolutely critical, particularly for longer term maintenance therapy. To date, no systemic absorption of omiganan has been detected (i.e., levels of omiganan were undetectable in the bloodstream), which could make it suitable for both first-line and long-term therapy in all atopic dermatitis patients.

Prior Clinical Experience with Omiganan

Catheter Site Infections

Cadence completed five clinical trials (one Phase 1, two Phase 2 and two Phase 3) with omiganan for the treatment or prevention of catheter-related infections. A total number of 901 patients have been treated with omiganan and no significant adverse side effects were reported. The Phase 3 clinical study included over 1,400 patients in 29 centers in the U.S. The primary endpoint, a reduction in catheter-related bloodstream infections, resulted in a 15% improvement as compared to the accepted standard of care, povidone-iodine, which was not statistically significant. Both secondary endpoints of the study, reduction of catheter colonization (i.e., reduction in the amount of bacteria at the site of catheter insertion) and local catheter site infections, achieved a high level of statistical significance compared to the standard of care. Cadence also completed a second Phase 3 trial with omiganan with a primary endpoint of reduction of local catheter site infection. The study included approximately 1,250 patients, of which 625 were treated with omiganan 1% gel. This study also demonstrated that omiganan had similar efficacy to povidone-iodine. Based on these results, Cadence decided not to pursue further development.

Acne

Omiganan was previously being developed by Biowest as a topical prescription treatment for mild to moderate acne using an alcohol solution formulation. Five clinical trials were completed in the U.S. (three Phase 1 studies and two Phase 2 studies). The first Phase 2 study investigated the safety and efficacy of a 2.5% and 5.0% omiganan solution applied twice daily for six weeks versus a placebo group. The second Phase 2 study investigated the safety and efficacy of a 1.25% and 2.5% omiganan solution applied twice daily for twelve weeks versus a placebo group. In both studies, a statistically significant reduction was detected at week six in total lesions (inflammatory plus non-inflammatory lesions) between the 2.5% group and the placebo group. In both studies, the acne solution was found to be more effective in the reduction of inflammatory lesions, than it was in the reduction of non-inflammatory lesions. Statistical significant reductions were detected in the second Phase 2 study at week six for the percent change from baseline in inflammatory and non-inflammatory acne lesion counts, respectively. While there was still a greater reduction in both lesion types in the 2.5% group than in the placebo group, the difference was no longer statistically significant after twelve weeks of treatment. The formulation was well-tolerated in both Phase 2 studies and no related serious adverse events were reported in the studies.

Chitosan (CLS002)

Overview

We licensed the exclusive global rights for an implantable bioresorbable gel based on chitin and chitosan to treat soft tissue abnormalities of the skin. Chitosan is a natural, biodegradable and biocompatible polymer derived from chitin, one of the most abundant polysaccharides in nature. We believe that a dermal filler composed of chitosan gel should last longer in the dermal tissues than a hyaluronic acid based gel, such as Restylane® and Juvederm®, which are the most widely used dermal fillers, because of the differences in the way the body breaks down the two materials. We intend to develop a novel dermal filler product based on chitosan to treat a range of soft-tissue facial conditions, including fine lines, wrinkles, deep folds, lipoatrophy and scarring. We plan to complete the required preclinical studies and initiate clinical studies in late 2011. Results from these studies will be used to seek approval as a Class 3 medical device in the EU with the submission of a CE mark in 2012. Additionally, we were granted an exclusive worldwide option for the implantable chitosan-based gel to be used for the treatment of urinary incontinence.

Chitosan and the Dermal Filler Market

Approximately $700 million was spent by Americans in 2009 on non-invasive dermal filler procedures according to the statistics collected by the American Society of Aesthetic Plastic Surgery. This represents over 1.3 million procedures, primarily the use of hyaluronic acid based products which includes: Juvederm®, Restylane®/Perlane®, and Hylaform®. Approximately 23,000 US dermatologists, plastic surgeons and cosmetic physicians continue to try new products and expand the market with new non-invasive procedures to satisfy patient demand for better cosmetic results at an affordable cost.

Chitosan Product Development: Injectible Dermal Filler

Chitosan is a soluble form of chitin which has been used in a variety of applications in agriculture, medicine, pharmaceuticals and in the food and cosmetic industries. We believe that a dermal filler composed of chitosan-based gel should last longer in the dermal tissues than a hyaluronic acid based gel. It is believed that the hyaluronic acid gel is broken down by the enzyme, hyaluronase, which is present in the dermal tissue in higher percentage than lysozymes, which break down the chitosan-based gel. As a result, while both gels should be biocompatible, the filling effects of the chitosan-based gel should last longer than those produced by the hyaluronic acid gels.

A prototype injectible chitosan gel formulation was tested in nonclinical studies (animal and cell models), and was demonstrated to have no cytotoxicity, no genotoxicity and no effect on the human complement activation system (i.e., should not produce an allergic response). It was also shown to have good general and local tolerance for four weeks when implanted subcutaneously in rats and a pig. We believe that our proprietary technology and the gelling properties of chitosan will produce a safe dermal filler with distinct advantages over currently available dermal fillers, by providing both immediate and long-lasting aesthetic enhancements.

We plan to initiate clinical studies with a chitosan-based dermal filler in late 2011. Results from these studies will be used to seek approval as a Class 3 medical device with the submission of a CE mark in the EU in 2012. We expect that future development activities associated with chitosan could focus on the treatment of other dermatologic conditions, such as scarring. We also included other medical uses for the product in patent applications, such as the use of the product in conditions such as cartilage deficiency, for potential out-license and for product life cycle management.

Ionic Contra Viral Therapy (CLS003)

Overview

We licensed the exclusive dermatological North American (US, Canada and Mexico) rights to ICVT from Henderson-Morley with the intention to develop it as a treatment for cutaneous, non-genital warts caused by HPV, when adequate funds become available. ICVT is a novel, patented topical formulation of two approved cardiovascular drugs, furosemide and digoxin, that have a documented safety profile and a long history of effective use when administered systemically.

Common Warts and the Market

Each year, approximately seven million patients seek treatment from physicians in the US for various types of warts, and it is estimated that half of these patients are seeking treatment for non-genital warts (IMS NPA Plus, April 2003). Visits to dermatologists comprise about 25% of these patient visits, according to Verispan, 2006. There are no prescription products currently approved for the treatment of non-genital cutaneous warts. Current therapies use tissue destructive treatments such as salicylic acid products, cryotherapy (liquid nitrogen) and surgical excision. These treatments cause discomfort, and recurrence and scarring are common.

We believe that ICVT will have distinct advantages over currently available treatments. Specifically, we believe that dermal delivery of these agents will result in less pain and scarring than the traditional, tissue destructive therapies, such as liquid nitrogen and surgery. Moreover, because ICVT’s suggested mechanism of action inhibits the replication of viral DNA, this product may reduce recurrence, which we believe is not well addressed by the existing first-line topical or surgical treatments.

ICVT Product Development: Non-genital Common Warts

We believe that ICVT exhibits antiviral properties by reducing the amount of potassium from a host cell, thereby inhibiting the replication of viral DNA. Digoxin and furosemide, each a cardiovascular drug, are used in combination in ICVT to achieve a synergistic effect. Given the long history of oral and injectable human use with both of these active ingredients, we believe that topical application of ICVT should have an acceptable safety profile.

Prior Clinical Experience with ICVT as Treatment for Non-genital Warts

Henderson-Morley conducted two open-label, non-randomized, non-controlled, proof-of-concept human clinical trials with ICVT for the treatment of cutaneous, non-genital warts in the United Kingdom in 2004 and 2005 with the intention to out-license this data, since their primary intention was to develop this technology for applications in oncology. In one study, ten subjects with cutaneous warts (plantar, mosaic and/or common) with at least one year duration received the ICVT patch treatment once every five days. A full response was exhibited in seven of the ten subjects, with no visible warts following treatment, while one subject demonstrated a partial response, one demonstrated no response and one subject was dropped from the trial for non-compliance. In the second study, five subjects applied the topical gel formulation of ICVT to the site of the wart twice daily and covered it with a bandage. In both studies, the mean time to lesion healing was about 70-95 days and, more importantly, patients did not report recurrence of the warts 18 to 24 months post-treatment. No serious adverse events were reported in this study. These promising results support future development of this product.

Manufacturing

We do not own or operate manufacturing facilities for the production of omiganan or other product candidates that we develop, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently depend on third-party contract manufacturers for all of our required supplies, active pharmaceutical ingredients (“API”), and finished products for our preclinical research and clinical trials. We employ the services of Peptisynthia S.A. to produce the API for omiganan and DPT Laboratories, Ltd. to produce the omiganan gel finished product. We do not have any current contractual arrangements for the manufacture of commercial supplies of omiganan or any other product candidates that we develop. If omiganan is approved by the FDA, we intend to enter into agreements with third-party contract manufacturers for the commercial production of omiganan and the omiganan gel finished product. We currently employ internal resources to manage our manufacturing contractors.

Product Commercialization Opportunities

We expect that our development programs will likely be commercialized in partnership with one or more pharmaceutical companies which have an established commercial infrastructure, including a specialty sales force targeting dermatologists. The dermatology specialty pharmaceutical market segment attracts larger pharmaceutical companies because a highly concentrated customer target audience facilitates promotional economies of scale. The primary customer target, the dermatologist, is concentrated into approximately 10,000 practices and market research audits indicate that dermatologists write multiple prescriptions for patients who seek their care. Patients concerned about personal appearance are self motivated to initiate a visit to the dermatologist and through cost effective targeted direct to consumer advertising patient visits can be further increased. Drug product distribution is cost effective through drug wholesalers who supply product to retail pharmacies and mail order houses which provide convenience for patients, most of whom are covered by third tier insurance reimbursement, to obtain their prescriptions. Another feature of this market is the growing number of dermatologists now practicing aesthetic dermatology, which includes various non-invasive cosmetic procedures designed to enhance personal appearance or mitigate signs of aging. Demographics and individual vanity drive demand in this cash-for-service segment where product is sold directly to the medical office by the pharmaceutical company. In summary, a concentrated physician customer target, which addresses the needs of a self motivated patient group, presents a potentially profitable business model given cost effective promotion, relative price inelasticity and availability of medical insurance reimbursement.

License Agreements and Intellectual Property

General

Our goal is to obtain, maintain and enforce patent protection for our product candidates, formulations, processes, methods and other proprietary technologies, preserve our trade secrets and operate without infringing on the proprietary rights of other parties, both in the US and in other countries. Our policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our current product candidates, omiganan (CLS001), chitosan (CLS002) and ICVT (CLS003), and any future product candidates, proprietary information and proprietary technology through a combination of contractual arrangements and patents, both in the US and abroad. However, even patent protection may not always afford us with complete protection against competitors who seek to circumvent our patents.

We also depend upon the skills, knowledge, experience and know-how of our management and research and development personnel, as well as that of our advisors, consultants and other contractors. To help protect our proprietary know-how, which is not patentable, and for inventions for which patents may be difficult to enforce, we currently rely and will in the future rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require all of our employees, consultants, advisors and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business.

License Agreements

On December 7, 2005, we licensed from Biowest the exclusive worldwide rights for human dermatological uses to a cationic, antimicrobial peptide, whose active component is omiganan pentahydrochloride (“omiganan”). In consideration for the rights to omiganan, we paid to Biowest an initial up-front license fee of $200,000, the total amount paid out to date, and have agreed to make additional payments in the aggregate amount of up to $10,700,000, contingent upon the achievement of certain clinical and regulatory milestones. In the event that omiganan is commercialized, we have agreed to pay to Biowest an escalating royalty and certain commercial milestone payments based on the attainment of defined net sales levels, not to exceed 5%, and $10,000,000, respectively. The license for omiganan provides for unrestricted rights to sublicense also subject to these terms. The term of the license extends until the expiration of the last patent for each specific territory. The license may also be terminated at any time by Biowest if we become bankrupt, or in the event of a material breach or default by us under the agreement that goes uncured for a period of 60 days following notice from Biowest of such material breach or default.

Pursuant to the license agreement with Biowest, we have licensed worldwide rights to the following patents and patent applications which apply to omiganan given that it is a synthetic analogue of indolicidin:

•	Three issued US patents and three granted foreign patents in connection with compositions and methods for treating infections using analogues of indolicidin (unextended US patent term: August 20, 2017, and unextended foreign patent term: August 21, 2017);
•	One pending foreign patent in connection with compositions and methods for treating infections using analogues of indolicidin (When granted, unextended foreign patent term: August 21, 2017);
•	Two issued US patents and one granted foreign patent in connection with compositions and methods for treating infections using cationic peptides alone or in combination with antibiotics (unextended US patent term: August 20, 2017, and unextended foreign patent term: March 10, 2018);
•	One pending US patent and one pending foreign patent in connection with compositions and methods for treating infections using cationic peptides alone or in combination with antibiotics (When granted, unextended US patent term: August 20, 2017, and unextended foreign patent term: March 10, 2018);
•	One issued US patent and one granted foreign patent in connection with cationic peptides and formulations thereof (unextended US patent term: August 20, 2022 and unextended foreign patent term: August 21, 2022);
•	One pending US patent and three pending foreign patents in connection with cationic peptides and formulations thereof (When granted, unextended US patent term: August 20, 2022 and unextended foreign patent term: August 21, 2022);
•	One granted foreign patent in connection with antimicrobial and anti-inflammatory peptides (unextended US and foreign patent terms: August 26, 2022); and
•	One pending US patent and two pending foreign patents in connection with antimicrobial and anti-inflammatory peptides (When granted, unextended US and foreign patent terms: August 26, 2022).

On July 26, 2006, we licensed from Biopharmex the exclusive global rights to a chitosan-based gel. To date, we have made two cash payments to Biopharmex for an upfront license fee and a patent filing milestone fee in Europe totaling $250,000. Additionally, we are obligated to make future milestone payments subject to the achievement of certain clinical and regulatory milestones, not to exceed $9,825,000. Under the terms of the license agreement, in the event that a chitosan-based product is commercialized, the company is required to pay royalties on net sales of the product not to exceed 8%. If we choose to exercise our unrestricted right of sublicense, we must pay to Biopharmex 22% percent of the transaction proceeds less adjustments for incurred research and development expenses and previously paid milestones. In the event we do not raise adequate capital to advance the chitosan development program by December 15, 2010, Biopharmex, at its option, may take back the license at no expense to either party. Under the terms of the license, within 45 days of a qualified financing, which, by definition, includes this offering, we will be required to pay to Biopharmex a milestone payment of $150,000 as a prepayment toward our first development milestone obligation (the “Milestone Payment”). The term of the license extends until the expiration of the last patent for each specific territory. The license may also be terminated at any time by Biopharmex if we become bankrupt, or in the event of a material breach or default by us under the agreement that goes uncured for a period of 90 days following notice from Biopharmex of such material breach or default. Additionally, if Biopharmex can demonstrate that we have not used commercially reasonable best efforts to advance the development of a chitosan-based product such that a viable formulation is ready for initiation of clinical studies in humans within 18 months of the Milestone Payment, then Biopharmex may terminate the license in its sole discretion.

Pursuant to the license agreement with Biopharmex, we have licensed worldwide rights to one pending US patent and international patents pending in connection with the chitosan biomaterial, injectible implant containing it, its method of preparation and its uses (unextended US patent term: February 21, 2027). In addition, we filed a US patent in connection with the methods for use of biomaterial and injectable implant containing biomaterial. This patent has been “Allowed” and will issue on August 17, 2010 (unextended US patent term: August 20, 2027). Additional patent continuations have been filed.

On September 27, 2006, we entered into a license agreement with Henderson-Morley for the exclusive rights in North America (US, Canada and Mexico) to ICVT for all dermatological uses in humans excluding the uses for the treatment of labial herpes or other viral infections of the genital, peri-genital, anal or peri-anal areas (including related dysplasias). No payments have been made to Henderson-Morley to date. We would be obligated to make future milestone payments to Henderson-Morley based on the realization of certain clinical and regulatory milestones which would not exceed $6,675,000. In the event that ICVT is commercialized, we would also be responsible to pay royalties on net sales not to exceed 8.5% in a given year. We also have full rights to sublicense the technology in North America as well. The term of the license extends until the expiration of the last patent for each specific territory. In the absence of any future development activity on ICVT, the licensor has the right to take back the license at its sole discretion. The license may also be terminated at any time by Henderson-Morley if we become bankrupt, or in the event of a material breach or default by us under the agreement that goes uncured for a period of 90 days following notice from Henderson-Morley of such material breach or default.

Pursuant to the license agreement with Henderson-Morley, we have licensed North American rights to the following patents and patent applications:

•	One issued US patent, one granted Canadian and one granted Mexican patent in connection with the treatment of DNA viral infections: synergistic combination of a loop diuretic and cardiac glycoside (unextended US patent term: December 13, 2020);
•	One issued US patent in connection with the synergistic treatment of DNA viral infections: synergistic combination of a loop diuretic and lithium (unextended US patent term: December 13, 2020);
•	One issued US patent in connection with antiviral treatment: loop diuretic or thiazide diuretic or sulphonylurea (unextended US patent term: September 21, 2021);

•	One issued US patent, one granted Canadian and one granted Mexican patent in connection with the combination comprising a diuretic and/or a cardiac glycoside for the treatment of DNA viral infections of the eye: diuretic and/or cardiac glycoside and ethanol solution (unextended US patent term: April 25, 2025); and
•	One issued US patent in connection with topical formulations: loop diuretic and/or cardiac glycoside in gel formulation (unextended US patent term: August 22, 2026).

Governmental Regulations

General

The production, distribution, and marketing of products employing our technology, and our development activities, are subject to extensive governmental regulation in the US and in other countries. In the US, our products, omiganan and ICVT, are regulated as drugs and are subject to the Federal Food, Drug, and Cosmetic Act, as amended, and the regulations of the FDA, as well as to other federal, state, and local statutes and regulations. These laws, and similar laws outside the US, govern the clinical and preclinical testing, manufacture, safety, effectiveness, approval, labeling, distribution, sale, import, export, storage, record-keeping, reporting, advertising, and promotion of our products. Product development and approval within this regulatory framework, if successful, will take many years and involve the expenditure of substantial resources. Violations of regulatory requirements at any stage may result in various adverse consequences, including the FDA’s and other health authorities’ delay in approving or refusal to approve a product. Violations of regulatory requirements also may result in enforcement actions.

The following paragraphs provide further information on certain legal and regulatory issues with a particular potential to affect our operations or future marketing of products employing its technology.

Research, Development and Product Approval Process

The research, development, and approval process in the US and elsewhere is intensive and rigorous and generally takes many years to complete. The typical process required by the FDA before a therapeutic drug may be marketed in the US includes:

•	preclinical laboratory and animal tests performed under the FDA’s Good Laboratory Practices (“GLP”) regulations;
•	submission to the FDA of an IND, which must become effective before human clinical trials may commence;
•	preliminary human clinical studies to evaluate the drug’s safety and effectiveness for its intended uses;
•	FDA review of whether the facility in which the drug is manufactured, processed, packed, or held meets standards designed to assure the product’s continued quality; and
•	submission of a marketing application to the FDA, and approval of the application by the FDA.

During preclinical testing, studies are performed with respect to the chemical and physical properties of candidate formulations. These studies are subject to GLP requirements. Biological testing is typically done in animal models to demonstrate the activity of the compound against the targeted disease or condition and to assess the apparent effects of the new product candidate on various organ systems, as well as its relative therapeutic effectiveness and safety. An IND must be submitted to the FDA and become effective before studies in humans may commence.

Clinical trial programs in humans generally follow a three-phase process. Typically, Phase 1 studies are conducted in small numbers of healthy volunteers or, on occasion, in patients afflicted with the target disease. Phase 1 studies are conducted to determine the metabolic and pharmacological action of the product candidate in humans and the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness. In Phase 2, studies are generally conducted in larger groups of patients having the target disease or condition in order to validate clinical endpoints, and to obtain preliminary data on the effectiveness of the product candidate and optimal dosing. This phase also helps determine further the safety profile of the product candidate. In Phase 3, large-scale clinical trials are generally conducted in patients having the target disease or condition to provide sufficient data for the statistical proof of effectiveness and safety of the product candidate as required by US and foreign regulatory agencies.

In the case of products for certain serious or life-threatening diseases, the initial human testing may be done in patients with the disease rather than in healthy volunteers. Because these patients are already afflicted with the target disease or condition, it is possible that such studies will also provide results traditionally obtained in Phase 3 studies. These studies are often referred to as “Phase 1/2” studies. However, even if patients participate in initial human testing and a Phase 1/2 study carried out, the sponsor is still responsible for obtaining all the data usually obtained in both Phase 1 and Phase 2 studies.

Before proceeding with a study, sponsors may seek a written agreement from the FDA regarding the design, size, and conduct of a clinical trial. This is known as a Special Protocol Assessment (“SPA”). Among other things, SPAs can cover clinical studies for pivotal trials whose data will form the primary basis to establish a product’s efficacy. SPAs help establish up-front agreement with the FDA about the adequacy of a clinical trial design to support a regulatory approval, but the agreement is not binding if new circumstances arise. There is no guarantee that a study will ultimately be adequate to support an approval even if the study is subject to an SPA.

US law requires that studies conducted to support approval for product marketing be “adequate and well controlled.” In general, this means that either a placebo or a product already approved for the treatment of the disease or condition under study must be used as a reference control. Studies must also be conducted in compliance with good clinical practice requirements, and informed consent must be obtained from all study subjects.

The clinical trial process for a new compound can take five to ten years or more to complete. The FDA may prevent clinical trials from beginning or may place clinical trials on hold at any point in this process if, among other reasons, it concludes that study subjects are being exposed to an unacceptable health risk. Trials may also be prevented from beginning or may be terminated by institutional review boards, which must review and approve all research involving human subjects. Side effects or adverse events that are reported during clinical trials can delay, impede, or prevent marketing authorization. Similarly, adverse events that are reported after marketing authorization can result in additional limitations being placed on a product’s use and, potentially, withdrawal of the product from the market.

Following the completion of clinical trials, the data are analyzed to determine whether the trials successfully demonstrated safety and effectiveness and whether a product approval application may be submitted. In the US, if the product is regulated as a drug, a NDA must be submitted and approved before commercial marketing may begin. The NDA must include a substantial amount of data and other information concerning the safety and effectiveness of the compound from laboratory, animal, and human clinical testing, as well as data and information on manufacturing, product quality and stability, and proposed product labeling.

Each domestic and foreign manufacturing establishment, including any contract manufacturers we may decide to use, must be listed in the NDA and must be registered with the FDA. The application generally will not be approved until the FDA conducts a manufacturing inspection, approves the applicable manufacturing process for the drug product, and determines that the facility is in compliance with current Good Manufacturing Practices (“cGMP”) requirements.

Under the Prescription Drug User Fee Act, as amended, the FDA receives fees for reviewing a NDA and supplements thereto, as well as annual fees for commercial manufacturing establishments and for approved products. These fees can be significant. For fiscal year 2010, the NDA review fee alone is $1,405,500, although certain limited deferral, waivers, and reductions may be available.

Each NDA submitted for FDA approval is usually reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If deemed complete, the FDA will “file” the NDA, thereby triggering substantive review of the application. The FDA can refuse to file any NDA that it deems incomplete or not properly reviewable. The FDA has established performance goals for the review of NDAs — six months for priority applications and ten months for standard applications. However, the FDA is not legally required to complete its review within these periods and these performance goals may change over time. Moreover, the outcome of the review, even if generally favorable, typically is not an actual approval but an “action letter” that describes additional work that must be done before the application can be approved. The FDA’s review of an application may involve review and recommendations by an independent FDA advisory committee. Even if the FDA approves a product, it may limit the product labeling, require that additional studies be conducted following approval as a condition of the approval, impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval.

Significant legal and regulatory requirements also apply after FDA approval to market under a NDA. These include, among other things, requirements related to adverse event and other reporting, product advertising and promotion and ongoing adherence to cGMPs, as well as the need to submit appropriate new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling, or manufacturing process. The FDA also enforces the requirements of the Prescription Drug Marketing Act which, among other things, imposes various requirements in connection with the distribution of product samples to physicians.

The regulatory framework applicable to the production, distribution, marketing, and/or sale, of our products may change significantly from the current descriptions provided herein in the time it may take for any of its products to reach a point at which a NDA is approved.

Overall research, development, and approval times depend on a number of factors, including the period of review at FDA, the number of questions posed by the FDA during review, how long it takes to respond to the FDA’s questions, the severity or life-threatening nature of the disease in question, the availability of alternative treatments, the availability of clinical investigators and eligible patients, the rate of enrollment of patients in the clinical trials, and the risks and benefits demonstrated in the clinical trials.

Other US Regulatory Requirements

In the US, the research, manufacturing, distribution, sale, and promotion of drug and biological products are potentially subject to regulation by various federal, state, and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), other divisions of the United States Department of Health and Human Services (e.g., the Office of Inspector General), the United States Department of Justice and individual United States Attorney offices within the Department of Justice, and state and local governments. For example, sales, marketing, and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the False Claims Act, the privacy provision of the Health Insurance Portability and Accountability Act, and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992, each as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection, unfair competition, and other laws.

Moreover, we are now, and may become subject to, additional federal, state, and local laws, regulations, and policies relating to safe working conditions, laboratory practices, the experimental use of animals, and/or the use, storage, handling, transportation, and disposal of human tissue, waste, and hazardous substances, including radioactive and toxic materials and infectious disease agents used in conjunction with our research work.

Foreign Regulatory Requirements

We and our collaborative partners may be subject to widely varying foreign regulations, which may be quite different from those of the FDA, governing clinical trials, manufacture, product registration and approval, and pharmaceutical sales. Whether or not FDA approval has been obtained, we or our collaborative partners must obtain a separate approval for a product by the comparable regulatory authorities of foreign countries prior to the commencement of product marketing in these countries. In certain countries, regulatory authorities also establish pricing and reimbursement criteria. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. In addition, under current

US law, there are restrictions on the export of products not approved by the FDA, depending on the country involved and the status of the product in that country.

Reimbursement and Pricing Controls

In many of the markets where we or our collaborative partners would commercialize a product following regulatory approval, the prices of pharmaceutical products are subject to direct price controls (by law) and to drug reimbursement programs with varying price control mechanisms. Public and private health care payors control costs and influence drug pricing through a variety of mechanisms, including through negotiating discounts with the manufacturers and through the use of tiered formularies and other mechanisms that provide preferential access to certain drugs over others within a therapeutic class. Payors also set other criteria to govern the uses of a drug that will be deemed medically appropriate and therefore reimbursed or otherwise covered. In particular, many public and private health care payors limit reimbursement and coverage to the uses of a drug that are either approved by the FDA or that are supported by other appropriate evidence (for example, published medical literature) and appear in a recognized drug compendium. Drug compendia are publications that summarize the available evidence, whether or not such uses have been approved by the FDA. For example, in the case of Medicare coverage for physician-administered oncology drugs, the Omnibus Budget Reconciliation Act of 1993, with certain exceptions, prohibits Medicare carriers from refusing to cover unapproved uses of an FDA-approved drug if the unapproved use is supported by one or more citations in the American Hospital Formulary Service Drug Information the American Medical Association Drug Evaluations, or the United States Pharmacopoeia Drug Information. Another commonly cited compendium, for example under Medicaid, is the DRUGDEX Information System.

Government Regulations for Devices

The chitosan-based dermal filler product will be considered a medical device subject to extensive and rigorous regulation by FDA, as well as other federal and state regulatory bodies in the US and comparable authorities in other countries. Therefore, we cannot assure that our chitosan-based dermal filler will successfully complete any regulatory clinical trial for any of our proposed applications.

FDA's Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercialize in the US will require either prior 510(k) clearance or a PMA from FDA. Medical devices are classified into one of three classes — Class 1, Class 2, or Class 3 — depending on the degree or risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Devices deemed to pose lower risks are placed in either Class 1 or 2, which requires the manufacturer to submit to FDA a premarket notification requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class 3, requiring premarket approval. The chitosan-based dermal filler product will be classified as a Class 3 medical device.

510(K) Clearance Pathway

When a 510(k) clearance is required, we must submit a premarket notification to FDA demonstrating that our proposed device is substantially equivalent to a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976 for which FDA has not yet called for the submission of a PMA application. By regulation, FDA is required to clear or deny a 510(k) premarket notification within 90 days of submission of the application. As a practical matter, clearance often takes significantly longer. FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If FDA determines that the device, or its intended use, is not substantially equivalent to a previously-cleared device or use, FDA will place the device, or the particular use, into Class 3.

Premarket Approval Pathway

A PMA application must be submitted to FDA if the device cannot be cleared through the 510(k) process. The PMA application process is much more demanding than the 510(k) premarket notification process. A PMA application must be supported by extensive data, including but not limited to technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to FDA's satisfaction the safety and effectiveness of the device.

After a PMA application is submitted and FDA determines that the application is sufficiently complete to permit a substantive review, FDA will accept the application for review. FDA has 180 days to review an “accepted” PMA application, although the review of an application generally occurs over a significantly longer period of time and can take up to several years. During this review period, FDA may request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside FDA may be convened to review and evaluate the application and provide recommendations to FDA as to the approvability of the device. In addition, FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations. New PMA applications or PMA application supplements are required for significant modification to the manufacturing process, labeling and design of a device that is approved through the premarket approval process. Premarket approval supplements often require submission of the same type of information as a premarket approval application, except that the supplement is limited to information needed to support any changes from the device covered by the original premarket approval application and may not require as extensive clinical data or the convening of an advisory panel.

Clinical Trials

Clinical trials are almost always required to support an FDA premarket application and are sometimes required for 510(k) clearance. In the US, these trials generally require submission of an application for an Investigational Device Exemption (“IDE”), to FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by FDA for a specific number of patients unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. Clinical trials for significant risk devices may not begin until the IDE application is approved by FDA and the appropriate institutional review boards (“IRB”s), at the clinical trial sites. Our clinical trials must be conducted under the oversight of an IRB at the relevant clinical trial sites and in accordance with FDA regulations, including but not limited to those relating to good clinical practices. We are also required to obtain patients' informed consent that complies with both FDA requirements and state and federal privacy regulations. We, FDA or the IRB at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and efficacy of the device, may be equivocal or may otherwise not be sufficient to obtain approval of the product. Similarly, in Europe the clinical study must be approved by the local ethics committee and in some cases, including studies with high-risk devices, by the Ministry of Health in the applicable country.

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

•	FDA's Quality System Regulation (“QSR”), which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;
•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label uses;
•	clearance or approval of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use;
•	medical device reporting (“MDR”), regulations, which require that manufacturers report to FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and
•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

After a device receives 510(k) clearance or a PMA, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or approval. FDA requires each manufacturer to make this determination initially, but FDA can review any such decision and can disagree with a manufacturer's determination.

The MDR regulations also require that we report to FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury.

Fraud and Abuse

We may also directly or indirectly be subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws. In particular, the federal healthcare program Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending a good or service, for which payment may be made in whole or part under federal healthcare programs, such as the Medicare and Medicaid programs. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. In implementing the statute, the Office of Inspector General (“OIG”) has issued a series of regulations, known as the “safe harbors.” These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable element of a safe harbor may result in increased scrutiny by government enforcement authorities, such as the OIG.

International

International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different.

The primary regulatory environment in Europe is that of the European Union (“EU”), which has adopted numerous directives and has promulgated voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the EU, and other countries that comply with or mirror these directives. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a notified body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer's quality system and specific testing of the manufacturer's device. Such an assessment is required in order for a manufacturer to commercially distribute the product throughout these countries. ISO 9001 and ISO 13845 certifications are voluntary harmonized standards. Compliance establishes the presumption of conformity with the essential requirements for a CE Marking.

Employees

As of July 15, 2010, we have two employees, Robert Bitterman (our Chief Executive Officer and President) and Kimberley Forbes-McKean, Ph,D. (our Chief Scientific Officer and Executive Vice President), with whom we consider our relationships to be good. Additionally, James McMonagle, Jr., CPA is acting as our Interim Chief Financial Officer and will become employed as our Chief Financial Officer upon the closing of the offering. In addition, upon the closing of the offering we intend to employ several individuals whose skill sets would include expertise in project management, pharmaceutical sciences, clinical operations and administration. We also intend to contract with experts on an as needed basis who possess expertise in clinical dermatology, toxicology, pharmacokinetics, quality assurance and regulatory affairs.

Compliance with Environmental Laws (Federal, State and Local)

Due to the nature of our operations, we do not believe that compliance with environmental laws will have a material impact on us or our operations.

Description of Property

We lease a 3,300 square foot property in Malvern, Pennsylvania. We are obligated under the terms of our lease to make monthly rent payments of $6,016. Our lease expires on December 31, 2010. It is our intention to enter into a multi-year lease upon the completion of this offering.

Legal Proceedings

We may be subject to legal proceedings, claims, and litigation arising in the ordinary course of business. We are not currently involved in any litigation, the outcome of which would, based on information currently available, have a material adverse effect on our financial position, results of operations, or cash flows.

MANAGEMENT

Directors and Officers

The following table includes the names, positions held, and ages of our current executive officers and directors as of July 15, 2010:

Name	Age	Position	Held Position Since
Robert J. Bitterman	59	Chief Executive Officer, President, Secretary and Director	Sep 2005
Kimberley Forbes-McKean, Ph.D.	48	Chief Scientific Officer and Executive Vice President	Oct 2005
James McMonagle, Jr., CPA	42	Interim Chief Financial Officer(1)	Aug 2010
Stephen C. Rocamboli, J.D.	39	Director	May 2005
Geert Cauwenbergh, Dr. Med. Sc.	56	Director	July 2010
Robert Infarinato, Esq., CPA	64	Director	June 2010
Gregory F. Zaic(2)	62	Director	Dec 2008

(1)	James McMonagle will become our Chief Financial Officer (on a non-interim basis) immediately upon the closing of this offering.
(2)	Per the policy of Mr. Zaic’s firm, Nexus MP, upon the closing of this offering, Mr. Zaic is required to resign his seat on the board of directors.

Other than Mr. Zaic, each Director will hold office until the next annual meeting of shareholders and until his or her successor has been elected and qualified.

Robert J. Bitterman — Robert J. Bitterman joined us in September 2005 as our President, Chief Executive Officer, and a director. Mr Bitterman also was appointed as our Secretary in September 2010. Mr. Bitterman’s leadership and business experience (especially within the bio-pharmaceutical industry), and his knowledge and familiarity with the technology we are licensing, led to the conclusion that he should serve as a director. From September 2004 until April 2005, he served as President and Chief Executive Officer of Isolagen, Inc., a publicly traded international bioscience company possessing a proprietary technology for application of human autologous fibroblasts. From 1994 to 2004, Mr. Bitterman served as President and General Manager of Aventis Global Dermatology (f/k/a Dermik Laboratories), the global dermatological strategic business unit of Aventis S.A., where he worked on numerous commercial product launches in the US and other strategic international markets. Prior to assuming senior operational leadership positions, Mr. Bitterman held various positions of increasing responsibility in financial and commercial capacities within Aventis S.A. Also during his tenure with Aventis, Mr. Bitterman was responsible for constructing and managing an operating joint venture in the People’s Republic of China. Mr. Bitterman holds an A.B. degree in Economics from The College of the Holy Cross and a Master of Business Administration degree from Boston University. He is a member of the Woman’s Dermatology Society and the Philadelphia Business Leaders Network. He also holds a Doctorate of Human Letters (Honoris Causa) from the New York College of Podiatric Medicine.

Kimberley Forbes-McKean, Ph.D. — Kimberley Forbes-McKean, Ph.D. joined us in October 2005 as our Chief Scientific Officer and Executive Vice President. From September 2004 to July 2005, she served as Senior Vice President and Chief Technical Science Officer of Isolagen. Prior thereto, Dr. Forbes-McKean was employed for 14 years in positions of increasing responsibility by Aventis Pharmaceuticals. In 1995, she joined Dermik Laboratories Inc. to lead the Project Management and Regulatory Affairs departments. From 2000 to 2004, she was responsible for all aspects of global dermatological product development, culminating with her role as Vice President of Dermatological Product Development & Commercialization of Aventis Global Dermatology (f/k/a Dermik Laboratories). During Dr. Forbes-McKean’s tenure, Aventis gained approval to launch eight new drug products and a novel Class 3 medical device in the US, EU and other parts of the world. Dr. Forbes-McKean holds a B.S. in Chemistry from Union College, Schenectady, New York, and an M.S. and Ph.D. in Analytical Chemistry from the University of Massachusetts, Amherst.

James McMonagle, Jr., CPA — James M. McMonagle, Jr. joined us in August 2010 as our interim Chief Financial Officer. He will become our Chief Financial Officer upon the closing of this offering. He is currently a Senior Financial Consultant with Rife & Associates, a management consulting firm that provides part-time

CFO services to growing businesses and management consulting services to businesses of all sizes. Mr. McMonagle is currently part-time CFO to several small growth businesses. From October 2005 to May 2008, he served as Corporate Controller of Lannett Company, Inc. (“Lannett”), a publicly traded manufacturer of generic pharmaceuticals. At Lannett, he was responsible for SEC financial reporting and Sarbanes-Oxley compliance, in addition to strategic development and financial systems. From May 2008 until February 2010, Mr. McMonagle served as Chief Financial & Accounting Officer of GPX Enterprises, a private equity enterprise with investments in real estate and technology companies. His previous experience includes four years Deloitte & Touche. Mr. McMonagle holds a B.S. in Accounting from Villanova University.

Stephen C. Rocamboli, J.D. — Stephen C. Rocamboli has served as a director of ours since May 2005 and served as our secretary from May 2005 until November 2006 and from July through September 2010. Mr. Rocamboli’s experience as an attorney and his experience in SEC and contract matters, especially in the pharmaceutical industry, led to the conclusion that he should serve as a director. Mr. Rocamboli has been in the business of founding, operating and financing biopharmaceutical companies for over ten years. He is currently President of Pear Tree Pharmaceuticals, founded in July 2007 for the purpose of developing quality pharmaceutical products to treat the unique and unmet needs of aging women. Prior to joining Pear Tree, Mr. Rocamboli was Senior Managing Partner and General Counsel at Paramount Biosciences, LLC, a venture firm in the business of founding biopharmaceutical companies, and Paramount BioCapital, Inc., a FINRA and SEC registered broker dealer from August 2004 to August 2007. Mr. Rocamboli was Deputy General Counsel of Paramount from September 1999 through August 2004. Prior to working at Paramount, Mr. Rocamboli practiced law in the healthcare field. Mr. Rocamboli is a graduate of Fordham University School of Law (J.D.) and the State University of New York at Albany (B.A.).

Geert Cauwenbergh, Dr. Med. Sc. — Dr. Cauwenbergh was appointed as a Director on July 9, 2010. In August 2008, Dr. Cauwenbergh was named CEO and Chairman of RHEI Pharmaceuticals. Dr. Cauwenbergh’s experience as a pharmaceutical scientist and former chief executive officer of a publicly traded dermatology company led to the conclusion that he should serve as a director. In February 2008, Dr. Cauwenbergh founded Phases123, LLC, a company focused on high potential health care technology platforms and emerging health care companies. Prior to founding Phases123, LLC, Dr. Cauwenbergh founded Barrier Therapeutics, Inc. (“Barrier”) in 2001; a biopharmaceutical company with focus on R&D of drugs for treatment of skin diseases. He raised private financing for Barrier in May of 2002 and Barrier became a public company on NASDAQ (Symbol: BTRX) in April of 2004. Prior to founding Barrier, Dr. Cauwenbergh was Vice President of Technology of the Johnson & Johnson Consumer and Personal Care Products Companies. Dr. Cauwenbergh has authored over 100 publications and has been guest editor of a number of books in mycology and infectious diseases. He received his Doctorate in Medical Sciences from the Catholic University of Leuven, Faculty of Medicine, where he also completed his masters and undergraduate work.

Robert M. Infarinato, Esq., CPA — Mr. Infarinato was appointed as a Director on June 17, 2010 and was appointed Chair of our Audit Committee on June 23, 2010. Mr. Infarinato’s experience as a CPA, tax attorney, former VP of a publicly traded pharmaceutical company, and member of the Board of Trustees at Abington Health, each as further described below, led to the conclusion that he should serve as a director. Since 2000 he has provided business consulting services to middle market and smaller clients through his private consulting practice based in Pennsylvania doing business as International Business Consulting. In 2006, he founded Photographic Legacy, LLC, under which he advises and continues to advise accomplished art photographers on the preservation of their life work by transferring it to museums and/or archives. His career has included senior financial executive positions, primarily at publicly listed Fortune 500 companies in the pharmaceutical industry. He was Executive Vice President and Chief Financial Officer of Rosenbluth International Inc., a privately-held travel management firm based in Philadelphia, PA with approximately 5,000 employees, from 1998 until 2000. He was Vice President — Taxation at Rhone-Poulenc Rorer, Inc. in Fort Washington, PA from 1986 until 1998. For approximately 18 months he simultaneously served as Vice President — Corporate Controller when the company was named Rorer Group, Inc. From 1985 to 1986 he was Vice President — Taxation at Serono SA, based in Boston, MA. At Revlon Inc. he was Vice President — International Tax Planning at their corporate headquarters in New York, NY from 1978 until 1985. Starting in 1974 he was a Tax Attorney at Pfizer, Inc. (in New York, NY) and then Tax Manager — Europe and Treasurer — Pfizer Europe based in Brussels, Belgium until 1978. He began his career at Price Waterhouse Coopers in New York City in 1970 and departed as a Senior Accountant in 1974. He has a BS in Accounting from Syracuse University and a JD from Fordham Law School in New York. He is currently the non-executive Vice Chair and Treasurer and Chair-Elect of the Board of Trustees at Abington Health, Abington, PA, a not-for-profit health system with nearly 800 licensed beds and over 6,000 employees. He is also serving his third term as Chair of the Finance Committee at Abington Health (until November 2010).

Gregory F. Zaic — Mr. Zaic was named as a Director in December 2008 and Chair of the Compensation Committee on June 23, 2010. Mr. Zaic was appointed to the board of directors because he was a designee of our Series A Preferred stockholders (as the Series A Preferred shareholders had a contractual right to nominate one director). From July 2004 to the present, Mr. Zaic has been a principal of Nexus Medical Partners, private equity firm specializing in healthcare investments. In addition, from February 2007 to February 2009, he served as Treasurer of Geneva Acquisition Corporation, a Special Purpose Acquisition Company traded on the AMEX. He has over 20 years of venture capital investment experience, having played a leadership role in the management of six venture capital funds. He has been an active Board member of both public and private corporations, providing assistance and guidance on issues associated with business strategy, corporate expansion, organizational development, and becoming successful publicly traded companies. He currently serves on the Boards of Directors of Sabal Medical, Inc. (hospital medication delivery systems), Xylos Corporation (biomaterials) and Aethon Corporation (an observer for hospital robotic transport). Mr. Zaic was responsible for Nexus’s very successful investment in Biodel (novel insulin formulation). Prior to joining Nexus, Mr. Zaic was a general partner of Prince Ventures, an independent, medically focused, venture capital partnership. His investments included PerSeptive Biosystems (bioseparations products) that was sold to Perkin Elmer for over $300 million. During the 1980s, Mr. Zaic was Vice President and Special Limited Partner of the Vista Group, a venture capital firm. He was a founding investor in numerous successful companies including Focus Healthcare, an HMO that was sold to Lincoln National Insurance Company for a substantial return. From 1972 until 1979, Mr. Zaic was an executive with Baxter Laboratories. His three member team was responsible for bringing CAPD (Continuous Ambulatory Peritoneal Dialysis) into Baxter, where it became the second-most profitable product line in the company, then accounting for approximately 20% of Baxter’s total profits. Mr. Zaic received a BS in aerospace and mechanical engineering from Princeton University; an MS in mechanical engineering from the Massachusetts Institute of Technology (MIT); and an MS from MIT’s Sloan School of Management.

Committees of the Board of Directors

In June 2010, the board of directors resolved to establish an Audit Committee and a Compensation Committee. Each such committee was established in August, 2010 and the charters for each such committee were duly adopted. The board of directors appointed Robert Infarinato as Chair of the Audit Committee. Each such committee consists only of “independent” directors, as defined by applicable rules and regulations of the SEC and NYSE Amex. The members of the Audit Committee are Robert Infarinato, Stephen Rocamboli and Geert Cauwenbergh. The members of the Compensation Committee are Gregory Zaic, Robert Infarinato and Geert Cauwenbergh.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers, and directors, including our chief executive officer, chief financial officer and other principal executive and senior financial officers.

EXECUTIVE COMPENSATION

The table below sets forth information concerning compensation awarded to or earned by our President and Chief Executive Officer and our Executive Vice President and Chief Scientific Officer for fiscal 2009. No stock, options, non-equity incentive plan compensation or deferred compensation were issued or granted to our management during 2009.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert J Bitterman	2009	$350,000	$50,000	(1)	—	—	—	—	—	$400,000
	2008	$350,000	$100,000	(2)	—	—	—	—	—	$450,000
Kimberley Forbes-McKean	2009	$245,800	—		—	—	—	—	—	$245,800
	2008	$245,800	—		—	—	—	$449	—	$245,800

(1)	Mr. Bitterman was paid a $50,000 bonus within 30 days of the annual anniversary of his employment agreement, which is an annual guaranteed bonus amount under the terms of his employment agreement.
(2)	Mr. Bitterman was paid a $50,000 bonus within 30 days of the annual anniversary of his employment agreement, which is an annual guaranteed bonus amount under the terms of his employment agreement. The remaining $50,000 in bonuses paid to Mr. Bitterman in 2008 was paid for his introduction of the Chitosan in-license to the Company (as, per his employment agreement, Mr. Bitterman is entitled to a $50,000 bonus for each new compound that the Company in-licenses or otherwise acquire which is first introduced to the Company by Mr. Bitterman).

Outstanding Equity Awards

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested (#)
Robert J. Bitterman	—	—	—	$—	—	—	—	—	—
Kimberley Forbes-McKean	—	—	—	$—	—	—	—	—	—

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

Employment Agreement with Robert Bitterman

On September 12, 2005, we entered into an employment agreement with Robert J. Bitterman to act as our President and Chief Executive Officer, and to serve as a member of our board of directors. Mr. Bitterman’s employment agreement was amended on August 4, 2010, extending the term of his employment to September 11, 2012. Mr. Bitterman receives an annual base salary of $350,000 per year, and is also entitled to an annual guaranteed bonus of $50,000, payable within thirty (30) days following each anniversary of his employment agreement which he received in 2008 and 2009 in accordance with the terms of his employment agreement. Additionally, Mr. Bitterman is eligible to receive certain milestone bonus payments in an amount up to 30% of his base salary upon the attainment by Mr. Bitterman of certain financial, clinical development and business milestones as established by the board of directors. There was no payout related to this provision in 2008 or 2009. In addition, if any time during the term of the employment agreement, our common stock is traded on a nationally-recognized stock exchange or in the over-the-counter market as reported by the Pink

Sheets LLC or similar organization, and our market capitalization is in excess of $100 million or $250 million, in each case for thirty (30) consecutive trading days (with an average trading volume of at least 100,000 shares per trading day), then we have agreed to pay Mr. Bitterman a cash bonus equal to $250,000 and $500,000, respectively, within ten (10) days of the first such occurrence thereof. Mr. Bitterman is also eligible to receive a $50,000 bonus for each new compound that we in-license or otherwise acquire which is first introduced to us by Mr. Bitterman, as well as for each compound, whether or not first introduced to us by Mr. Bitterman, that achieves $5 million in commercial sales during any consecutive six (6) month period. In 2008 Mr. Bitterman received $50,000 for his introduction of the in-license of Chitosan to the Company. In conjunction with the execution of his employment agreement, Mr. Bitterman also purchased 200,000 restricted shares of our common stock at a price of $0.001 per share pursuant to the terms and conditions of a stock purchase agreement, which shares have fully vested. Pursuant to the terms of Mr. Bitterman’s employment agreement, we were obligated to issue stock options to Mr. Bitterman sufficient to maintain his ownership percentage at 5% of the outstanding common stock on a fully-diluted basis as-converted basis. In accordance with this provision, on August 4, 2010, Mr. Bitterman was granted 2,687,072 options to purchase common shares at an exercise price of $0.223 per share with such options vesting 50% on the date of grant and the remainder vesting in two equal proportions on the first and second anniversaries of Mr. Bitterman’s employment agreement. In addition, we are obligated to grant Mr. Bitterman additional stock options in an amount that would allow him to maintain 5% of our outstanding common stock on a fully-diluted as-converted basis through such time that we shall have raised $5 million through the sale of our equity securities (which will include the first $5 million raised in this offering). Any such additional stock options granted to Mr. Bitterman pursuant to his employment agreement will be exercisable for 10 years and will have an exercise price equal to the fair market value of our common stock on the date of each applicable grant as determined by our board of directors in good faith. Under his employment agreement, Mr. Bitterman has also agreed to non-competition provisions and in consideration of such provisions, we have agreed to make payments to Mr. Bitterman for up to twelve (12) months following the termination of his employment under certain circumstances. Mr. Bitterman’s employment agreement contains other customary terms and provisions that we believe are standard in our industry.

Employment Agreement with Kimberley Forbes-McKean, Ph.D.

On October 24, 2005, we entered into an employment agreement with Kimberley Forbes-McKean, Ph.D. to act as our Executive Vice President and Chief Scientific Officer. Dr. Forbes-McKean receives an annual base salary of $245,800 per year. Dr. Forbes-McKean is eligible to receive certain milestone bonus payments in an amount up to 40% of her base salary upon the attainment by Dr. Forbes-McKean of certain financial, clinical development and business milestones as established by both our Chief Executive Officer and our board of directors. In conjunction with the execution of her employment agreement, Dr. Forbes-McKean also purchased 105,000 restricted shares of our Common Stock at a price of $0.001 per share pursuant to the terms and conditions of a stock purchase agreement, which shares have fully vested. In addition, we are obligated to grant Dr. Forbes-McKean stock options in an amount that would allow her to maintain at least 2% of our outstanding common stock on a fully-diluted as-converted basis through such time that we shall have raised $5 million through the sale of our equity securities (which will include the first $5 million raised in this offering). Any additional stock options granted to Dr. Forbes-McKean pursuant to her employment agreement will be exercisable for 10 years and will have an exercise price equal to the fair market value of our Common Stock on the date of each applicable grant as determined by our board of directors in good faith. Dr. Forbes-McKean’s employment agreement had an initial term of one (1) year, which on October 24, 2006, pursuant to the terms of her employment agreement, was automatically extended for additional one (1) year periods through October 24, 2010. Pursuant to the terms of Dr. Forbes-McKean’s employment agreement, on each anniversary thereof, the term of her employment agreement will be automatically extended for an additional one (1) year period unless we or Dr. Forbes-McKean advises the other party, at least 60 days before the anniversary date of her employment agreement, that her employment agreement will not be so extended. Under her employment agreement, Dr. Forbes-McKean has also agreed to non-competition provisions and in consideration of such provisions, we have agreed to make payments to Dr. Forbes-McKean for up to four (4) months following the termination of her employment under certain circumstances. Dr. Forbes-McKean’s employment agreement contains other customary terms and provisions that we believe are standard in our industry.

Letter Agreement with James McMonagle, Jr.

On August 12, 2010, we entered into a letter agreement with James McMonagle, Jr. to act as our Chief Financial Officer, initially on an interim basis and subsequently on a full-time basis. The agreement provides that Mr. McMonagle will have financial responsibility for financial reporting, including internal, external and SEC reporting; treasury and cash flow operations; risk management, taxation reporting, compliance with Sarbanes-Oxley and internal controls, and payables as needed. Mr. McMonagle’s employment is on an at-will basis and is terminable by either party. Mr. McMonagle’s base compensation will not exceed $150,000 per year. Upon the completion of the first anniversary of Mr. McMonagle’s employment, subject to satisfactory achievement of performance objectives (which have not as of yet been determined), Mr. McMonagle will entitled to a discretionary bonus of up to 10% of his annual base compensation. Upon Mr. McMonagle’s full-time start date (which is expected to be upon the closing of this offering), he will be granted options to purchase shares of our common stock representing approximately 0.75% of the Company’s outstanding common stock. Such stock options will be granted and vest in accordance with the Company’s Stock Incentive Plan. Upon the closing of this offering, we expect to enter into a formal employment agreement with Mr. McMonagle, at which time he will transition from our Interim Chief Financial Officer to our full-time Chief Financial Officer.

Employee Benefit Plans

2005 Stock Incentive Plan

There are 21,000,000 shares of our common stock authorized for issuance under our 2005 Stock Incentive Plan, as amended (the “Plan”). Our employees have been granted options to purchase 3,896,255 shares of our common stock pursuant to the Plan.

Administration

Our board of directors administers the Plan. Our board of directors, however, may delegate this authority to a committee of two or more board members. Our board has not delegated such authority. Our board of directors has the authority to construe, interpret, amend and modify the Plan as well as to determine the terms of an option. Our board of directors may amend or modify the Plan at any time. However, no amendment or modification shall adversely affect the rights and obligations with respect to outstanding options unless the holder consents to that amendment or modification.

Eligibility

The Plan permits us to grant stock options, restricted stock, performance stock awards and other stock awards to our employees, directors, consultants, advisors and independent contractors. Our board of directors has granted only stock options under the Plan. A stock option may be an incentive stock option within the meaning of Section 422 of the Code or a nonstatutory stock option.

Stock Option Provisions Generally

In general, the duration of a stock option granted under the Plan cannot exceed ten years. The exercise price of a stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. Generally, an option holder may not transfer his or her stock option other than by will or by the laws of descent and distribution unless the board of directors (or other administrator of the plan) approves of such transfer.

The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which incentive stock options are exercisable for the first time by an option holder during any calendar year under the Plan may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power of any of our affiliates unless (a) the option exercise price is at least 110% of fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Effect on Stock Options of Certain Corporate Transactions

If we undergo a change in control (which includes the sale of all or substantially all of our assets, the approval by our stockholders of the liquidation or dissolution of our company, a transaction after which our stockholders immediately prior to such transaction hold less than 50% of the voting power or our company immediately following such transaction, or a public offering after which certain “continuing directors” no longer constitute at least a majority of our board of directors), then, unless the acquiring entity or successor assumes or replaces the options granted under the Plan, or unless otherwise provided in the agreement evidencing the option grant, the options will become immediately vested in full upon the change of control. However, the board of directors (or other administrator of the Plan), in its sole discretion may determine that, upon a change of control, (i) the option holders will receive consideration in exchange for such holder’s options (equal to the excess of the fair market value over the exercise price of such options) and (ii) any options having a fair market value less than the exercise price will be terminated.

Director Compensation

The following table provides compensation information for our directors during the fiscal year ended December 31, 2009:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert J. Bitterman	$—	$—	$—	$—	$—	$—	$—
Stephen C. Rocamboli	$—	$—	$—	$—	$—	$—	$—
Geert Cauwenbergh	$—	$—	$—	$—	$—	$—	$—
Robert Infarinato	$—	$—	$—	$—	$—	$—	$—
Gregory F. Zaic	$—	$—	$—	$—	$—	$—	$—

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 17, 2010, as adjusted to reflect the sale of the shares of common stock in this offering and the other adjustments discussed below, by the following:

•	each of our directors and Named Executive Officers;
•	all of our directors and executive officers as a group; and
•	each person, or group of affiliated persons, known to us to beneficially own 5% or more of our outstanding common stock.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise indicated, the stockholders listed in the table have sole voting and investment power with respect to the shares indicated.

The table below lists the number of shares and percentage of shares beneficially owned prior to this offering based on 22,931,201 shares of common stock issued and outstanding as of September 17, 2010. The table also lists the number of shares and percentage of shares beneficially owned after this offering based on [        ] shares of common stock outstanding upon completion of this offering, assuming no exercise by the underwriters of their over-allotment option and after giving effect to the following:

•	the automatic conversion of all of our preferred stock into an aggregate of [ ] shares of common stock upon the completion of this offering, assuming an initial public offering price of $ [ ] per share;
•	no exercise of warrants or options outstanding on the date of this prospectus, except as specifically set forth herein; and

For purposes of the table below, we treat shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days after September 17, 2010 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of the person, but we do not treat the shares as outstanding for the purpose of computing the percentage ownership of any other stockholder.

Except as otherwise set forth below, the address of each of the persons or entities listed in the table is c/o Cutanea Life Sciences, Inc., 5 Great Valley Parkway, Suite 355, Malvern, PA 19355.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name	Number	Percentage	Number	Percentage
Executive Officers and Directors
Robert J. Bitterman(1)	2,015,304	8.9%
Gregory Zaic(2)	106,750	0.5%
Stephen C. Rocamboli(3)	246,750	1.1%
Robert Infarinato(4)	106,750	0.5%
Kimberley Forbes-McKean, Ph.D.(5)	619,591	2.6%
Geert Cauwenbergh, Dr. Med. Sc.(6)	106,750	0.5%
James McMonagle Jr.	—	—
All Executive Officers and Directors as a Group (seven persons)	3,201,895	13.1%
5% Stockholders
Lindsay A. Rosenwald, M.D.(7)	3,820,873	15.7%
Paramount BioSciences, LLC(8)	1,267,373	5.2%
Paramount BioCapital, Inc.(9)	1,353,500	5.6%
Yorkville Advisors(10)	5,042,454	20.6%
Elliot Capital(11)	3,361,636	14.0%
Nexus MP(12)	1,260,614	5.4%
Henderson Global Investors(13)	1,724,721	7.4%

(1)	Represents (i) 200,000 shares of common stock and (ii) 1,815,304 shares of common stock issuable upon the exercise of options. Pursuant to the terms of Mr. Bitterman’s employment agreement, Mr. Bitterman is also to be granted additional stock options through such time that we shall have raised $5 million through the sale of its equity securities (including the first $5 million raised through this offering) sufficient to maintain his ownership at 5% on a fully-diluted as-converted basis.
(2)	Represents 106,750 shares of common stock issuable upon the exercise of options.
(3)	Represents (i) 140,000 shares of common stock and (ii) 106,750 shares of common stock issuable upon the exercise of options.
(4)	Represents 106,750 shares of common stock issuable upon the exercise of options.
(5)	Represents (i) 105,000 shares of common stock and (ii) 514,591 shares of common stock issuable upon the exercise of options. Pursuant to the terms of Dr. Forbes-McKean’s employment agreement, Dr. Forbes-McKean is also to be granted additional stock options through such time that we shall have raised $5 million through the sale of its equity securities (including the first $5 million raised through this offering) sufficient to maintain her ownership at 2% on a fully diluted as-converted basis.
(6)	Represents 106,750 shares of common stock issuable upon the exercise of options.
(7)	Represents (i) 1,200,000 shares of our common stock held directly by Dr. Rosenwald, (ii) 1,267,373 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock held by Paramount BioSciences, LLC (of which Dr. Rosenwald is the sole member) and (iii) up to 1,353,500 shares of common stock issuable upon the exercise of warrants held by Paramount BioCapital, Inc. (of which Dr. Rosenwald is the Chairman, Chief Executive Officer and sole stockholder).
(8)	Represents 1,267,373 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock.
(9)	Represents 1,353,500 shares of common stock issuable upon the exercise of warrants.
(10)	Represents (i) 3,542,454 shares of common stock issuable upon the conversion of Series A-2 Preferred Stock and (ii) 1,500,000 shares of common stock issuable upon the exercise of warrants.
(11)	Represents (i) 2,361,636 shares of common stock issuable upon the conversion of Series A-2 Preferred Stock and (ii) 1,000,000 shares of common stock issuable upon the exercise of warrants.
(12)	Represents (i) 885,614 shares of common stock issuable upon the conversion of Series A-2 Preferred Stock and (ii) 375,000 shares of common stock issuable upon the exercise of warrants.
(13)	Represents (i) 1,224,721 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock and (ii) 500,000 shares of common stock issuable upon the exercise of warrants.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
AND DIRECTOR INDEPENDENCE

Related Party Transactions

Below are certain transactions between us and our executive officers, directors and the beneficial owners of 5% or more of our common stock, on an as-converted basis, and certain persons affiliated with or related to those persons, including family members (collectively, “Related Parties”), in which they had or will have a direct or indirect material interest in an amount that exceeds the lesser of $120,000 or 1% of the average or our total assets for the last two completed fiscal years other than compensation arrangements that are otherwise required to be described under “Executive Compensation.”

From June 6, 2005 through September 6, 2007, Paramount BioSciences, LLC, of which Lindsay A. Rosenwald is the sole member, had loaned us an aggregate principal amount of $1,081,483 pursuant to future advance promissory notes, dated July 28, 2006, as amended on June 15, 2007 and as amended and restated on September 30, 2009. From April 27, 2006 through June 28, 2007, certain trusts established for the benefit of Dr. Rosenwald’s children had loaned us an aggregate principal amount of $680,000 pursuant to a future advance promissory note, dated April 27, 2006. The principal and accrued interest on these promissory notes converted into preferred shares on June 23, 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Paramount Notes.”

As of June 30, 2010 there were 2,047,968 preferred shares related to the conversion of the promissory notes described above. In addition there are 189,096 accrued dividends in-kind. These preferred shares and accrued dividends will convert into common shares on a one for one basis upon the completion of the offering resulting in the issuance of [ ] shares of common stock.

In addition, certain employees of PBS and its affiliates are our current stockholders, current employees or current directors. Stephen C. Rocamboli, who is a director and our Secretary was the Deputy General Counsel of PBS from September 1999 until August 2004 and Senior Managing Partner and Senior General Counsel of PBS from August 2004 until August 2007.

Process of Review and Approval of Related Party Transactions

Historically, our board of directors has reviewed transactions with Related Parties and approval of any such transaction was made by a majority of the directors (including by a majority of disinterested directors). On a prospective basis, the Audit Committee of the board of directors is responsible for reviewing any transaction with Related Parties and making recommendations to the board of directors for consideration. The Audit Committee was established by the board of directors in August 2010. The committee consists, and will consist, only of “independent” directors, as defined by applicable rules and regulations of the SEC and NYSE Amex.

Director Independence

The entire board of directors, with the exception of Robert Bitterman, consists of “independent” directors, as defined by applicable rules and regulations of the SEC and NYSE Amex. The Company deems Robert Bitterman to be not independent on the basis of his employment with the Company.

DESCRIPTION OF SECURITIES

The following information describes our outstanding securities, and provisions of our certificate of incorporation, as amended and restated (our “Certificate of Incorporation”), and our bylaws. This description is only a summary, and is qualified in its entirely by our exhibits and filings with the Securities and Exchange Commission.

Our authorized capital stock consists of 470,000,000 shares of common stock, $0.001 par value per share and 50,000,000 shares of preferred stock, $0.001 par value per share. Immediately following completion of this offering, an aggregate of [      ] shares of common stock will be issued and outstanding and no shares of preferred stock will be issued or outstanding.

Common Stock

Under our Certificate of Incorporation, holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors. The holders of our common stock will share ratably in any distribution of our assets. If upon such liquidation, dissolution or winding up of our company, our assets available for distribution to our stockholders are insufficient to pay the holders of our common stock in total, the holders of our common stock shall be entitled to share ratably in the distribution of our remaining assets.

Stock Options

There are 21,000,000 shares of the our common stock authorized for issuance under the 2005 Stock Incentive Plan, as amended in August 2010, under which we are permitted to grant incentive stock options and non-statutory stock options, stock appreciation rights, stock awards, restricted stock and performance shares to employees, directors and consultants. As of September 17, 2010, our employees have been granted incentive stock options to purchase 3,896,255 shares of the common stock pursuant to this plan which have an exercise price of $0.223 per share.

In addition, we are obligated to grant Robert Bitterman, our Chief Executive Officer and President, and to Dr. Kimberley Forbes-McKean, our Chief Scientific Officer and Executive Vice President, stock options in an amount that would allow them to maintain 5% and 2%, respectively, of our outstanding common stock on a fully-diluted as-converted basis through such time that we shall have raised $5 million through the sale of our equity securities (which will include the first $5 million raised in this offering).

Preferred Stock

Our Certificate of Incorporation provides for 50,000,000 authorized shares of preferred stock, of which 25,000,000 shares are designated as Series A-1 Preferred Stock and 25,000,000 shares are designated as Series A-2 Preferred Stock. Effective immediately upon closing of this offering, there will be no shares of preferred stock outstanding because all our outstanding shares of preferred stock will have been automatically converted into an aggregate of [      ] shares of common stock at such time.

Warrants

In October 2006 and July 2007, in connection with the closing of certain convertible notes financings, we issued seven-year warrants to the investors in such convertible notes financings (the “Warrants”). The Warrants are currently exercisable and entitle the holders thereof to purchase an aggregate of up to 8,121,000 shares of our common stock at a per share exercise price of $1.00.

Registration Rights

Following the completion of this offering, the holders of an aggregate of 18,244,185 shares of our common stock, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of a Note and Warrant Purchase Agreement between us and the holders of these shares, and include demand registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate with respect to the registration rights of an individual holder once the holder can sell all of the holder’s shares under Rule 144 under the Securities Act.

Demand Registration Rights.

The holders of an aggregate of 18,244,185 shares of our common stock, or their permitted transferees, are currently entitled to demand registration rights. Under the terms of the Note and Warrant Purchase Agreement between us and the holders of these shares, we will be required, at our expense, upon the written request of holders of a majority of these shares, to use our best efforts to register all or a portion of these shares for public resale. We are required to effect only one registration pursuant to this provision of the Note and Warrant Purchase Agreement. We are not required to effect a demand registration prior to 180 days after the effective date of this registration statement.

Piggyback Registration Rights.

The holders of an aggregate of 18,244,185 shares of our common stock, or their permitted transferees, are currently entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, after the completion of this offering the holders of these shares are entitled to include their shares in the registration at our expense. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations.

Anti-Takeover Provisions and Delaware Law

Delaware law

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or
•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•	in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Certificate of Incorporation and Bylaw Provisions

Upon completion of this offering, our Certificate of Incorporation and our bylaws will include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders.

Authorized but Unissued Capital Stock

At the closing of this offering, our authorized capital stock will consist of [      ] shares of common stock. After this offering, we will have outstanding [      ] shares of common stock. The authorized but unissued stock may be issued by the board of directors in one or more transactions and would permit the board of directors to issue additional shares of common stock or rights to acquire common stock to resist or frustrate a third party transaction by, for example, diluting the stock ownership of persons seeking control of our company. The board of directors does not currently intend to seek stockholder approval prior to any issuance of common stock, unless otherwise required by law.

Special Meetings of Stockholders

Our bylaws provide that special meetings of our stockholders may be called only by our board of directors or by certain of our officers or by holders of greater than 50% of our then outstanding voting securities.

Limitation of Director Liability

Our Certificate of Incorporation limits the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

•	for any breach of the director's duty of loyalty to us or our stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or
•	for any transaction from which the director derived an improper personal benefit.

Our Certificate of Incorporation and our bylaws provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and bylaws, may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of [      ] shares of common stock, assuming the issuance of shares of common stock offered in our initial public offering. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below. See “ — Lock-Up Agreements.”

The remaining [      ] shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares will be subject to “lock-up” agreements for a period of six months, as described below, on the effective date of this offering. Upon expiration of the lock-up agreements six months after the effective date of this offering, [      ] shares will become eligible for sale, subject in most cases to the limitations of Rule 144. See “ — Lock-Up Agreements.”

Lock-Up Agreements

In connection with this offering, our current executive officers and directors who own shares of our common stock or options to acquire shares of our common stock and substantially all of our existing stockholders (including 5% holders) will enter into lock-up agreements with the underwriters of this offering under which they may not for a period of 180 days after the after the closing of this offering, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock without the prior written consent of the underwriters.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding; or
•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Beginning 90 days after the effective date of our registration statement for the shares in this prospectus, any employee, officer or director of or consultant to us who purchases shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701 (if such plans are instituted and any plan shares are outstanding at that time). Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. In addition, we may in the future, file registration statements under the Securities Act to register shares to be issued pursuant to employee benefit plans. As a result, any options exercised under any benefit plans after the effectiveness of such registration statement will also be freely tradable in the public market, except that shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701.

MATERIAL UNITED STATES TAX CONSIDERATIONS FOR NON-US HOLDERS

The following is a summary of the material US federal income tax and estate tax consequences of the ownership and disposition of our common stock to non-US holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated there under, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in US federal income tax or estate tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any US state or local or any non-US jurisdiction or under US federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;
•	persons subject to the alternative minimum tax;
•	tax-exempt organizations;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	persons that own, or are deemed to own, more than five percent of our common stock (except to the extent specifically set forth below);
•	certain former citizens or long-term residents of the US;
•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;
•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or
•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for US federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the US federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the US federal estate or gift tax rules or under the laws of any US state or local or any non-US or other taxing jurisdiction or under any applicable tax treaty.

Non-US Holder Defined

For purposes of this discussion, you are a non-US holder if you are any holder (other than a partnership or entity classified as a partnership for US federal income tax purposes) that is not:

•	an individual citizen or resident of the US;
•	a corporation or other entity taxable as a corporation created or organized in the US or under the laws of the US or any political subdivision thereof;
•	an estate whose income is subject to US federal income tax regardless of its source; or
•	a trust (x) whose administration is subject to the primary supervision of a US court and which has one or more US persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a US person.

Distributions

If we make distributions on our common stock, those payments will constitute dividends for US tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under US federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to US withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a US trade or business are taxed at the same graduated rates applicable to US persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-US holder, dividends you receive that are effectively connected with your conduct of a US trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Payment of effectively connected dividends that are included in the gross income of a non-US holder generally are exempt from withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8 ECI or other applicable IRS Form W-8 properly certifying such exemption.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the Internal Revenue Service, or the IRS.

Gain on Disposition of Common Stock

You generally will not be required to pay US federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a US trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the US), in which case you will be required to pay tax on the net gain derived from the sale (net of certain deductions or credits) under regular graduated US federal income tax rates, and for a non-US holder that is a corporation, such non-US holder may be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;
•	you are an individual who is present in the US for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by US source capital losses (even though you are not considered a resident of the US) subject to applicable income tax or other treaties providing otherwise; or

•	our common stock constitutes a US real property interest by reason of our status as a “US real property holding corporation” for US federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our US real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a US real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the five year (or shorter) period that is described above.

Federal Estate Tax

Our common stock held (or treated as held) by an individual non-US holder at the time of death will be included in such holder’s gross estate for US federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to US federal estate tax.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of common stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-US status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a US person.

Backup withholding is not an additional tax; rather, the US income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

The preceding discussion of US federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular US federal, state and local and non-US tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement, each underwriter named below for which Brean Murray, Carret & Co., LLC is acting as representative, has severally agreed to purchase from us, on a firm commitment basis, and we have agreed to sell to each underwriter named below, the respective number of shares of common stock shown opposite its name below at the public offering price less the underwriting discount set forth on the cover page of this prospectus:

Underwriters	Number of Shares from Us
Brean Murray, Carret & Co., LLC	[ ]
Rodman & Renshaw, LLC	[ ]
Total	[ ]

A copy of the underwriting agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

The underwriters’ obligations to purchase our common stock are subject to the satisfaction of the conditions contained in the underwriting agreement, including the following:

•	if any shares of common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase (other than those covered by the over-allotment option described below) must be purchased;
•	the representations and warranties made by us to the underwriters are true;
•	there is no material adverse change in our business or in the financial markets;
•	we deliver customary closing documents to the underwriters; and
•	the underwriting agreement also provides that, in the event of a default by an underwriter, in some circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Pricing of Securities

The underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $[      ] per share. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of $[      ] per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between the representative of the underwriters and us. In determining the initial public offering price of our common stock, the representative considered:

•	prevailing market conditions;
•	the historical performance of our initial clinic chains;
•	our capital structure;
•	estimates of our business potential and earnings prospects;
•	an overall assessment of our management; and
•	the consideration of these factors in relation to market valuation of companies in related businesses.

Commissions and Discounts

The following table summarizes the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Total
	Per Share	With Over-Allotment	Without Over-Allotment
Public offering price	$	$	$
Underwriting discounts and commission	$	$	$

In addition to the underwriting discounts and commissions, we have agreed to pay the managing underwriters a nonaccountable expense allowance of 1% of the gross proceeds of this offering. We estimate that the total expenses of the offering that we will pay, other than underwriting discounts and commissions and the nonaccountable expense allowance, will be approximately $[      ]. We estimate that the total expenses of the offering other than underwriting discounts and commissions and the non-accountable expense allowance, will be approximately [      ]. These expenses are comprised of SEC registration fees, FINRA filing fees, professional fees and expenses, printing and engraving expenses, transfer agent fees, state securities fees and expenses, premiums for director and officer liability insurances and fees charged by our transfer agent.

Over-allotment Option

We have granted to the underwriters an option to purchase up to an aggregate of [      ] shares of our common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in whole or in part at any time until 30 days after the date of the underwriting agreement. The underwriters may exercise that option if the underwriters sell more units than the total number set forth in the table above. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares approximately proportionate to that underwriter’s initial commitment as indicated in the preceding table.

Listing of Securities

We have applied for listing of our common stock on NYSE Amex under the symbol “CTNA.”

Indemnification

We have agreed to indemnify the underwriters against certain liabilities relating to the offering, including liabilities under the Securities Act and certain liabilities arising from breaches of our representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Regulatory Restrictions on Purchase of Securities

We have been advised by the underwriters that, in accordance with Regulation M under the Securities Act, some persons participating in this offering may engage in transactions, including syndicate covering transactions, stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares at a level above that which might otherwise prevail in the open market.

A “syndicate covering transaction” is a bid for or the purchase of shares on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with this offering. The underwriters may create a syndicate short position by making short sales of our shares and may purchase our shares in the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales can be either “covered” or “naked.” “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from the selling stockholders in this offering. “Naked” short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. If the underwriters create a syndicate short position, they may choose to reduce or “cover” this position by either exercising all or part of the over-allotment option to purchase additional shares from the selling stockholders or by engaging in “syndicate covering transactions.” The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. The underwriters must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

A “stabilizing bid” is a bid for or the purchase of shares on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. A “penalty bid” is an arrangement that permits the representative to reclaim the selling concession from an underwriter or a syndicate member when shares sold by such underwriter or syndicate members are purchased by the representative in a syndicate covering transaction and, therefore, have not been effectively placed by the underwriter or syndicate member.

Underwriter’s Warrants

In connection with this offering, we have agreed to issue the underwriters warrants to purchase up to approximately [      ] shares of common stock at an exercise price equal to $[      ] (or 120% of the per-share price per share offered to the public in this offering). The warrants are exercisable at any time until the fifth anniversary of the date of the effectiveness of the public offering and permit exercise on a cashless basis. In addition, in accordance with FINRA Rule 5110(g), the underwriters have undertaken to the NASD that it will not sell, transfer, assign or pledge the warrant or the securities underlying the warrant, or make such securities the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person within a period of 180 days immediately following the date of this prospectus except as otherwise permitted by applicable NASD regulations.

Lock-Up Agreements

In connection with this offering, our current executive officers and directors who own shares of our common stock or options to acquire shares of our common stock and substantially all of our existing stockholders (including 5% holders) will enter into lock-up agreements with the underwriters of this offering under which they may not for a period of 180 days after the after the closing of this offering, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock without the prior written consent of the underwriters.

Right of First Refusal

We have granted the underwriters a right of first refusal to act as our financial advisors, co-managing underwriters or co-placement agents in any and all of our future public and private securities offerings for a period of 12 months from the closing of this offering.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for our company by Richardson & Patel LLP, Los Angeles, California. Gersten Savage LLP will pass upon certain matters in connection with this offering on behalf of the underwriter.

EXPERTS

J.H. Cohn LLP, our independent registered public accounting firm, has audited our balance sheets as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders’ equity (deficiency) and cash flows for the years ended December 31, 2009 and 2008 and the period from May 15, 2005 (inception) to December 31, 2009, as set forth in their report, which includes an explanatory paragraph relating to our ability to continue as a going concern. We have included our financial statements in this prospectus and in this registration statement in reliance on J.H. Cohn LLP’s report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We filed a registration statement on Form S-1 under the Securities Act with the SEC to register our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. You should refer to the registration statement and the exhibits to the registration statement for more information about our company and our common stock. Our statements in this prospectus concerning the contents of any document referred to herein are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each statement about those contracts is qualified in its entirety by that reference.

Following the offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934. In accordance with that law, we will be required to file reports and other information with the SEC. The registration statement and exhibits, as well as those reports and other information when so filed, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549, and at the regional offices of the SEC located at Three World Financial Center, Room 4300, New York, New York 10281, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Copies of all or any part of the Registration Statement may be obtained from the SEC’s offices upon payment of certain fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

We will furnish our stockholders annual reports and unaudited quarterly reports for the first three quarters of each fiscal year. Annual reports will include audited financial statements prepared in accordance with generally accepted accounting principles. The financial statements included in the annual reports will be audited and reported upon, with an opinion expressed, by our independent accountants.

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Condensed Balance Sheets

	June 30, 2010 (Unaudited)	December 31, 2009 (Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$1,063,909	$1,637,546
Other current assets	55,645	103,683
Total current assets	1,119,554	1,741,229
Office equipment, net of accumulated depreciation of $55,350 and $48,717	10,981	17,614
Deferred financing costs	106,035	34,637
Other assets	8,677	8,677
Total assets	$1,245,247	$1,802,157
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$218,249	$58,019
Commitments
Stockholders’ equity:
Series A-1 Convertible Preferred stock, $.001 par value; 25,000,000 shares authorized; 7,642,671 shares issued and outstanding (Liquidation Preference at June 30, 2010: $8,579,879 at December 31, 2009: $8,125,102)	7,643	7,643
Series A-2 Convertible Preferred stock, $.001 par value; 25,000,000 shares authorized; 10,602,144 shares issued and outstanding (Liquidation Preference at June 30, 2010: $11,902,286 at December 31, 2009: $11,271,386)	10,602	10,602
Common stock – Non Voting Subordinated Class A, $.001 par value; 5,000,000 shares authorized; 339,386 shares issued and outstanding	339	339
Common stock – Class C, $.001 par value; 25,000,000 shares authorized; 4,347,000 shares issued and outstanding	4,347	4,347
Additional paid-in capital	21,116,299	21,116,299
Deficit accumulated during the development stage	(20,112,232)	(19,395,092)
Total stockholders’ equity	1,026,998	1,744,138
Total liabilities and stockholders’ equity	$1,245,247	$1,802,157

See Notes to Unaudited Condensed Financial Statements.

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Condensed Statements of Operations (Unaudited)

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009	Period from May 15, 2005 (Inception) to June 30, 2010
Operating expenses:
Research and development	$96,949	$88,510	$8,546,634
General and administrative	621,210	499,323	4,905,427
Loss from operations	(718,159)	(587,833)	(13,452,061)
Interest income	1,019	7,024	320,012
Interest expense, including amortization of debt discount and deferred financing costs	—	(2,160,713)	(6,980,183)
Net loss	(717,140)	(2,741,522)	$(20,112,232)
Dividends on convertible preferred stock (accumulated for the period)	1,094,689	48,653
Net loss applicable to common stockholders	$(1,811,829)	$(2,790,175)
Basic and diluted net loss per common share	$(0.39)	$(0.60)
Weighted average common shares outstanding – basic and diluted	4,686,386	4,686,386

See Notes to Unaudited Condensed Financial Statements.

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Condensed Statement of Changes in Stockholders’ Equity (Unaudited)
Six Months Ended June 30, 2010

	Preferred Stock – Series A-1		Preferred Stock – Series A-2		Common Stock – Class A		Common Stock – Class C		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2010	7,642,671	$7,643	10,602,144	$10,602	339,386	$339	4,347,000	$4,347	$21,116,299	$(19,395,092)	$1,744,138
Net loss										(717,140)	(717,140)
Balance at June 30, 2010	7,642,671	$7,643	10,602,144	$10,602	339,386	$339	4,347,000	$4,347	$21,116,299	$(20,112,232)	$1,026,998

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Condensed Statements of Cash Flows (Unaudited)

	Six Months ended June 30, 2010	Six Months ended June 30, 2009	Period from May 15, 2005 (Inception) to June 30, 2010
Cash flows from operating activities:
Net loss	$(717,140)	$(2,741,522)	$(20,112,232)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	—	116	76,272
Amortization of deferred financing costs	—	—	1,469,389
Amortization of debt discount	—	—	1,303,570
Accrued interest – senior convertible notes	—	1,977,415	3,779,429
Accrued interest – related party	—	183,297	427,795
Depreciation	6,633	6,633	55,350
Changes in operating assets and liabilities:
Other current assets	48,038	(18,325)	(55,645)
Other assets	—	—	(8,677)
Accounts payable and accrued expenses	160,230	(237,019)	218,249
Net cash used in operating activities	(502,239)	(829,405)	(12,846,500)
Cash flows from investing activities:
Purchases of office and computer equipment	—	—	(66,331)
Cash flows from financing activities:
Proceeds from receipt of stock subscriptions	—	—	4,686
Proceeds received from senior convertible notes	—	—	13,535,000
Payments for deferred financing costs	(71,398)	—	(1,324,429)
Proceeds from notes payable – related parties	—	—	1,761,483
Net cash provided by (used in) financing activities	(71,398)	—	13,976,740
Net increase (decrease) in cash and cash equivalents	(573,637)	(829,405)	1,063,909
Cash and cash equivalents, beginning of period	1,637,546	3,244,057	—
Cash and cash equivalents, end of period	$1,063,909	$2,414,652	$1,063,909
Supplemental schedule of non-cash investing activities:
Issuance of common stock for subscriptions receivable	$—	$—	$4,686
Value of warrants issued to placement agent	—	—	250,993
Debt discount on senior convertible notes	—	—	1,303,570
Conversion of senior convertible notes to preferred stock	—	17,314,431	17,314,431
Conversion of related party note to preferred stock	—	2,189,278	2,189,278

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Notes to Unaudited Condensed Financial Statements

Note 1 — Organization, Business and Basis of Presentation:

Organization and business:

Cutanea Life Sciences, Inc. (f/k/a Pyxis Pharmaceuticals, Inc.) (“Cutanea” or the “Company”) was incorporated in the State of Delaware on May 15, 2005. Cutanea is a development-stage specialty pharmaceutical company that develops novel products to treat diseased and aging skin. The Company operates in one operating segment.

Basis of presentation:

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission for interim financial information. Accordingly, the unaudited financial statements do not include all information and footnotes required by accounting principles generally accepted in the United States of America for complete annual financial statements. In the opinion of management, the accompanying unaudited financial statements reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for fair presentation. Interim operating results are not necessarily indicative of results that may be expected for the full year ending December 31, 2010 or for any subsequent period. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto of the Company which are included elsewhere in this registration statement. The accompanying balance sheet as of December 31, 2009 has been derived from the audited financial statements included elsewhere in this registration statement.

The Company’s primary activities since incorporation have been organizational activities, including recruiting personnel, establishing office facilities, acquiring licenses for its pharmaceutical compound pipeline, performing business and financial planning, performing research and development and raising funds through the issuance of debt. The Company has not generated any revenues and, accordingly, the Company is considered to be in the development stage.

The Company’s financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments through the normal course of business. For the six months ended June 30, 2010 and 2009, the Company incurred a net loss of $717,140 and $2,741,522, respectively, and it had a deficit accumulated during the development stage as of June 30, 2010 of $20,112,232.

Management believes that the Company will continue to incur losses for the foreseeable future and will need additional equity or debt financing or will need to generate revenue from the licensing of its products or by entering into strategic alliances to be able to sustain its operations until it can achieve profitability and positive cash flows, if ever. Management plans to seek additional debt and/or equity financing for the Company, but cannot assure that such financing will be available on acceptable terms. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Summary of Significant Accounting Policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Notes to Unaudited Condensed Financial Statements

Note 2 — Summary of Significant Accounting Policies:  – (continued)

Loss per common share:

Basic loss per common share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per common share would reflect the potential dilution that could occur if securities, including Preferred Stock, or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Because the Company has only incurred losses, basic and diluted earnings per share are the same. The amount of potentially dilutive securities excluded from the calculation was 8,121,000 warrants and 5,000 options at June 30, 2010 and 2009. Additionally, the shares of convertible preferred stock that are potentially dilutive and are excluded from the calculation are 18,244,815 as of June 30, 2010.

Note 3 — Stockholders’ Equity:

Common Stock Options:

A summary of the Company’s stock option activity and related information is as follows:

	Six Months Ended June 30, 2010		Six Months Ended June 30, 2009
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	5,000	$1.36	5,000	$1.36
Granted	—	—
Forfeited	—	$—	—	$—
Outstanding at end of period	5,000	$1.36	5,000	$1.36
Options exercisable at period end	5,000	$1.36	5,000	$1.36

The weighted average remaining contractual term of stock options outstanding and exercisable at June 30, 2010 is 6.18 years.

As of June 30, 2010, there was no unrecognized compensation expense.

Note 4 — Subsequent Events:

In July 2010, the Company extended its lease term on office space through December 31, 2010 on the same terms in effect at June 30, 2010.

On August 12, 2010, the Company amended its Certificate of Incorporation (the “Charter”) to provide for: an increase in the number of authorized shares of common stock from 80,000,000 to 470,000,000 and an increase in the number of shares of common stock reserved under the Company’s Incentive Stock Plan from 925,000 to 21,000,000. In addition, certain changes to provisions affecting Preferred Shareholders included: (1) a change in definition of a Qualified Public Offering (“QPO”) triggering a mandatory conversion into Common Stock to mean the closing of the first sale of shares of the Company’s equity securities to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933; (2) upon a closing of a QPO consummated at a price per share that is lower than the Series A Conversion Price then in effect, the Series A Conversion Price will be reduced to a price equal to (a) the implied pre-money valuation of the Company immediately prior to the closing of such QPO divided by (b) the number of then outstanding shares of the Company’s Common Stock, on a fully-diluted basis (taking into account all convertible securities of the Company, but excluding any such convertible securities which are convertible or exercisable into shares of Common Stock at a price per share that is greater than the price per

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Notes to Unaudited Condensed Financial Statements

Note 4 — Subsequent Events:  – (continued)

share of the securities sold by the Company in the QPO); (3) amend the definition of “Liquidation” in the Charter to include a Corporation Sale, such that a Corporation Sale will qualify as a Liquidation; (4) amend the definition of “Corporation Sale” in the Charter, such that any transfer of the Company’s intellectual property rights to omiganan, whether by sublicense, assignment, sale, transfer, collaboration, joint venture, strategic alliance or otherwise shall not be deemed a Corporation Sale under the Charter; (5) amend the mandatory conversion provisions contained in the Charter to exclude any omiganan transfer from the mandatory conversion triggering events such that it shall not be deemed to trigger the mandatory conversion of the Series A Preferred Stock into Common Stock; (6) reduce the Series A Liquidation Amount (as defined in the Charter) payable by the Company on each share of Series A Preferred Stock in the event of a Liquidation (as defined in the Charter), from an amount equal to two (2) times the Series A Original Issue Price (as defined in the Charter), plus any dividends accrued but unpaid thereon, to an amount equal to the Series A Original Issue Price, plus any dividends accrued but unpaid thereon; (7) delete certain negative covenants contained in the Charter that limit the Company from entering into transactions with its officers, directors or stockholders of the Company or any of their respective affiliates.

On August 4, 2010, the Company amended Mr. Bitterman’s (CEO) employment agreement, extending the term to September 11, 2012. The extension results in aggregate contractual commitments in the years ending December 31, 2010, 2011 and 2012 of $156,000, $400,000 and $400,000, respectively. If Mr. Bitterman’s employment is not extended beyond September 11, 2012, the Company will have an additional contractual commitment in 2013 for $294,000. In addition, the Company is to grant Mr. Bitterman stock options to acquire up to 5% of the outstanding common stock of the Company on a fully-diluted as-converted basis.

On August 4, 2010, the Company’s Board of Directors granted options to Company Officers Mr. Bitterman and Dr. Forbes-McKean exercisable into 3,896,255 shares of common stock at an exercise price of $.223 per share of which 50% vest on the date of grant and the remainder vest in equal proportions on the next two consecutive anniversaries of the grant date.

On August 4, 2010, the Company’s Board of Directors granted to current and recently retired Directors, excluding Mr. Bitterman, options exercisable into 1,029,000 shares of common stock, of which 602,000 vested on the date of grant and the remainder vest in equal proportions on the next two consecutive anniversaries of the grant date.

Note 5 — Fair Value Measurements

The fair value of the Company’s cash and cash equivalents, accounts payable and other accrued liabilities at June 30, 2010 are estimated to approximate their carrying values due to the relative liquidity and short term nature of these instruments.

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cutanea Life Sciences, Inc.

We have audited the accompanying balance sheets of Cutanea Life Sciences, Inc. (A Development Stage Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders’ equity (deficiency) and cash flows for the years ended December 31, 2009 and 2008, and the period from May 15, 2005 (Inception) to December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cutanea Life Sciences, Inc. as of December 31, 2009 and 2008, and its results of operations and cash flows for the years ended December 31, 2009 and 2008 and for the period from May 15, 2005 (Inception) to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred net losses of $3,389,616 and $5,184,002 for the years ended December 31, 2009 and 2008, respectively, and as of December 31, 2009, had a deficit accumulated during the development stage of $19,395,092. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ J.H. Cohn LLP

Roseland, New Jersey
August 12, 2010

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Balance Sheets

	December 31, 2009	December 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	$1,637,546	$3,244,057
Other current assets	103,683	56,454
Total current assets	1,741,229	3,300,511
Office equipment, net of accumulated depreciation of $48,717 and $35,451	17,614	30,880
Deferred financing costs	34,637	—
Other assets	8,677	8,677
Total assets	$1,802,157	$3,340,068
LIABILITIES AND STOCKHOLDERS’ EQUITY / (DEFICIENCY)
Current liabilities:
Accounts payable and accrued expenses	$58,019	$367,200
Senior convertible notes	—	13,535,000
Interest payable – senior convertible notes	—	1,802,013
Notes payable – related parties	—	1,761,483
Interest payable – related parties	—	244,499
Total liabilities	58,019	17,710,195
Commitments
Stockholders’ equity / (deficiency):
Series A-1 Convertible Preferred stock, $.001 par value; 25,000,000 shares authorized; 7,642,671 shares issued and outstanding (Liquidation Preference at December 31, 2009: $8,125,102)	7,643	—
Series A-2 Convertible Preferred stock, $.001 par value; 25,000,000 shares authorized; 10,602,144 shares issued and outstanding (Liquidation Preference at December 31, 2009: $11,271,386)	10,602	—
Common stock – Non Voting Subordinated Class A, $.001 par value; 5,000,000 shares authorized; 339,386 shares issued and outstanding	339	339
Common stock – Class C, $.001 par value; 25,000,000 shares authorized; 4,347,000 shares issued and outstanding	4,347	4,347
Additional paid-in capital	21,116,299	1,630,663
Deficit accumulated during the development stage	(19,395,092)	(16,005,476)
Total stockholders’ equity / (deficiency)	1,744,138	(14,370,127)
Total liabilities and stockholders’ equity / (deficiency)	$1,802,157	$3,340,068

See Notes to Financial Statements.

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Statements of Operations

	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from May 15, 2005 (Inception) to December 31, 2009
Operating expenses:
Research and development	$216,377	$1,738,182	$8,449,685
General and administrative	1,020,013	899,927	4,284,217
Loss from operations	(1,236,390)	(2,638,109)	(12,733,902)
Interest income	7,487	99,220	318,993
Interest expense, including amortization of debt discount and deferred financing costs	(2,160,713)	(2,645,113)	(6,980,183)
Net loss	(3,389,616)	(5,184,002)	$(19,395,092)
Dividends on convertible preferred stock (accumulated for the period)	1,143,342	—
Net loss applicable to common stockholders	$(4,532,958)	$(5,184,002)
Basic and diluted net loss per common share	$(0.97)	$(1.11)
Weighted average common shares outstanding – basic and diluted	4,686,386	4,686,386

See Notes to Financial Statements.

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Statement of Changes in Stockholders’ Equity / (Deficiency)
Period from May 15, 2005 (Inception) to December 31, 2009

	Preferred Stock – Series A-1		Preferred Stock – Series A-2		Common Stock – Class A		Common Stock – Class C		Stock Subscription Receivable	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of common stock to founders in May and November 2005 at $.001 per share							4,000,000	$4,000	$(4,000)			$—
Issuance of common stock to employees at $.001 per share in November 2005							347,000	347	(347)			—
Stock-based compensation										$229		229
Net loss											$(583,530)	(583,530)
Balance at December 31, 2005	—	—	—	—	—	—	4,347,000	4,347	(4,347)	229	(583,530)	(583,301)
Common stock issued as finder fees at $.001 per share in May and September 2006					339,386	$339			(339)	63,182		63,182
Payments received for stock subscriptions									4,686			4,686
Stock-based compensation										4,157		4,157
Debt discount on senior convertible notes										213,921		213,921
Warrants issued to placement agent in connection with senior convertible notes										53,480		53,480
Net loss											(3,452,527)	(3,452,527)
Balance at December 31, 2006	—	—	—	—	339,386	339	4,347,000	4,347	—	334,969	(4,036,057)	(3,696,402)

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Statement of Changes in Stockholders’ Equity (Deficiency)
Period from May 15, 2005 (Inception) to December 31, 2009 (Continued)

	Preferred Stock – Series A-1		Preferred Stock – Series A-2		Common Stock – Class A		Common Stock – Class C		Stock Subscription Receivable	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2006 (carried forward)	—	$—	—	$—	339,386	$339	4,347,000	$4,347	$—	$334,969	$(4,036,057)	$(3,696,402)
Debt discount on senior convertible notes										1,089,649		1,089,649
Warrants issued to placement agent in connection with senior convertible notes										197,513		197,513
Stock based compensation										5,405		5,405
Net loss											(6,785,417)	(6,785,417)
Balance at December 31, 2007	—	—	—	—	339,386	339	4,347,000	4,347		1,627,536	(10,821,474)	(9,189,252)
Stock based compensation										3,127		3,127
Net loss											(5,184,002)	(5,184,002)
Balance at December 31, 2008	—	—	—	—	339,386	339	4,347,000	4,347	—	1,630,663	(16,005,476)	(14,370,127)
Preferred stock issued due to conversion of senior convertible notes at $1 per share in June 2009	5,594,703	5,595	10,602,144	10,602						17,298,234		17,314,431
Preferred stock issued due to conversion of PBS and Family Trust Promissory Notes at $1 per share in June 2009	2,047,968	2,048								2,187,230		2,189,278
Stock-based compensation										172		172
Net loss											(3,389,616)	(3,389,616)
Balance at December 31, 2009	7,642,671	$7,643	10,602,144	$10,602	339,386	$339	4,347,000	$4,347	$—	$21,116,299	$(19,395,092)	$1,744,138

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Statements of Cash Flows

	Year ended December 31, 2009	Year ended December 31, 2008	Period from May 15, 2005 (Inception) to December 31, 2009
Cash flows from operating activities:
Net loss	$(3,389,616)	$(5,184,002)	$(19,395,092)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	172	3,127	76,272
Amortization of deferred financing costs	—	657,269	1,469,389
Amortization of debt discount	—	658,378	1,303,570
Accrued interest – senior convertible notes	1,977,417	1,240,993	3,779,429
Accrued interest – related party	183,297	88,473	427,795
Depreciation	13,266	13,266	48,717
Changes in operating assets and liabilities:
Other current assets	(47,229)	(19,314)	(103,683)
Other assets	—	—	(8,677)
Accounts payable and accrued expenses	(309,181)	140,589	58,019
Net cash used in operating activities	(1,571,874)	(2,401,221)	(12,344,261)
Cash flows from investing activities:
Purchases of office and computer equipment	—	—	(66,331)
Cash flows from financing activities:
Proceeds from receipt of stock subscriptions	—	—	4,686
Proceeds received from senior convertible notes	—	—	13,535,000
Payments for deferred financing costs	(34,637)	—	(1,253,031)
Proceeds from notes payable – related parties	—	—	1,761,483
Net cash provided by (used in) financing activities	(34,637)	—	14,048,138
Net increase (decrease) in cash and cash equivalents	(1,606,511)	(2,401,221)	1,637,546
Cash and cash equivalents, beginning of period	3,244,057	5,645,278	—
Cash and cash equivalents, end of period	$1,637,546	$3,244,057	$1,637,546
Supplemental schedule of non-cash investing activities:
Issuance of common stock for subscriptions receivable	$—	$—	$4,686
Value of warrants issued to placement agents	—	—	250,993
Debt discount on senior convertible notes	—	—	1,303,570
Conversion of senior convertible notes to preferred stock	17,314,431	—	17,314,431
Conversion of related party note to preferred stock	2,189,278	—	2,189,278

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Note 1 — Organization, Business and Basis of Presentation:

Organization and business:

Cutanea Life Sciences, Inc. (f/k/a Pyxis Pharmaceuticals, Inc.) (“Cutanea” or the “Company”) was incorporated in the State of Delaware on May 15, 2005. Cutanea is a development-stage specialty pharmaceutical company that develops novel products to treat diseased and aging skin. The Company operates in one operating segment.

Basis of presentation:

The Company’s primary activities since incorporation have been organizational activities, including recruiting personnel, establishing office facilities, acquiring licenses for its pharmaceutical compound pipeline, performing business and financial planning, performing research and development and raising funds through the issuance of debt. The Company has not generated any revenues and, accordingly, the Company is considered to be in the development stage.

The Company’s financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments through the normal course of business. For the years ended December 31, 2009 and 2008, the Company incurred a net loss of $3,389,616 and $5,184,002, respectively, and it had a deficit accumulated during the development stage as of December 31, 2009 of $19,395,092.

Management believes that the Company will continue to incur losses for the foreseeable future and will need additional equity or debt financing or will need to generate revenue from the licensing of its products or by entering into strategic alliances to be able to sustain its operations until it can achieve profitability and positive cash flows, if ever. Management plans to seek additional debt and/or equity financing for the Company, but cannot assure that such financing will be available on acceptable terms. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Summary of Significant Accounting Policies:

Cash and cash equivalents:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company considers all highly-liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Office equipment:

Office equipment is stated at cost and depreciated using the straight-line method over the estimated useful life of the related assets of five to seven years.

Debt issuance costs and debt discounts:

Debt issuance costs and debt discounts incurred in connection with the issuance of senior convertible notes are amortized over the related debt term on a straight-line basis.

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Note 2 — Summary of Significant Accounting Policies:  – (continued)

Accounting for warrants issued with convertible debt:

The Company accounts for the value of warrants and beneficial conversion rights arising from the issuance of convertible debt instruments with non-detachable conversion rights pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 470 (“ASC 470”), “Debt.” Such values are determined by first allocating an appropriate portion of the proceeds received from the debt instruments to the warrants or any other detachable instruments included in the exchange. The fair value of the warrants is allocated to additional paid-in capital and to debt discount, which is amortized to interest expense over the term of the debt instrument. The intrinsic value of the beneficial conversion rights at the commitment date may also be recorded as additional paid-in capital or liabilities and debt discount as of that date or, if the terms of the debt instrument are contingently adjustable, may only be recorded if a triggering event occurs and the contingency is resolved.

Stock based compensation:

The Company accounts for stock options granted to employees according to FASB ASC No. 718 (“ASC 718”), “Compensation – Stock Compensation.” Under ASC 718, share-based compensation cost is measured at grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period on a straight-line basis.

The Company accounts for stock options granted to non-employees on a fair value basis using the Black-Scholes option pricing method in accordance with ASC 718. The initial non-cash charge to operations for non-employee options with vesting are revalued at the end of each reporting period based upon the change in the fair value of the options and amortized to consulting expense over the related service period.

For the purpose of valuing options granted to employees and non-employees during period from May 15, 2005 (inception) to December 31, 2009, the Company has used the Black-Scholes option pricing model utilizing the assumptions noted in the following table. No options were granted during the years ended December 31, 2009 and 2008.

To determine the risk-free interest rate, the Company utilized the US Treasury yield curve in effect at the time of grant with a term consistent with the expected term of the Company’s awards. The Company estimated the expected term of the options granted based on anticipated exercises in the future periods assuming the success of its business model as currently forecasted. The expected dividends reflect the Company’s current and expected future policy for dividends on its common stock. To determine the expected stock price volatility for the Company’s stock options, the Company examined historical volatilities for industry peers as the Company does not have any trading history for its common stock. The Company will continue to analyze the expected stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available. Except for one non-employee who held option grants at December 31, 2009 and 2008, all option grants have expired due to resignations of various employees to whom options were granted.

May 15, 2005 (inception) to December 31, 2009
Risk-free interest rate	4.34% – 5.23%
Expected volatility	94.79% – 101.08%
Expected term of options in years	10
Expected dividend yield	0%

Research and development:

Research and development costs, including license fees, are expensed as incurred.

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Note 2 — Summary of Significant Accounting Policies:  – (continued)

Income taxes:

Under FASB ASC No. 740 (“ASC 740”), “Income Taxes,” deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

Fair value measurements:

The carrying value of the senior convertible notes and related party notes approximate fair value due to the short-term nature of these items and the related interest rate approximates market rates.

Loss per common share:

Basic loss per common share excludes dilution and is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share would reflect the potential dilution that could occur if securities, including Preferred Stock, or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Because the Company has only incurred losses, basic and diluted earnings per share are the same. The amount of potentially dilutive securities excluded from the calculation was 8,121,000 warrants and options at December 31, 2009 and 2008. Additionally, the shares of convertible preferred stock that are potentially dilutive and are excluded from the calculation related to the conversion of senior convertible notes (see Note 8) and the PBS Promissory Note (see Note 3) on June 23, 2009 are 18,244,815 as of December 31, 2009. As of December 31, 2008, the senior convertible notes (see Note 8) as well as the PBS Promissory Note (see Note 3) had total outstanding principal and accrued interest which were potentially dilutive through conversion, and are excluded from the calculation, into a maximum number of 17,342,995 shares of common stock.

Note 3 — Related Party Transactions:

Administrative services:

From October 2005 through December 2006, the Company received administrative services from Paramount BioCapital Investments, LLC (“PCI”), an affiliate of a significant stockholder of the Company. On December 31, 2006, this agreement was assigned to Paramount BioSciences, LLC, (“PBS”), an affiliate of a significant stockholder of the Company. This agreement was terminated as of August 31, 2008. Such administrative expense for the years ended December 31, 2009 and 2008, and the period from May 15, 2005 (inception) to December 31, 2009 was $0, $8,000 and $25,000 respectively.

Notes payable:

On May 18, 2005, the Company issued a 5% promissory note payable, in the form of a line of credit, to PCI which was subsequently assigned to PBS, an affiliate of a significant stockholder of the Company on December 31, 2006. On April 27, 2006, the Company issued a second 5% promissory note payable, in the form of a line of credit, to the Rosenwald Family Trust (the “Family Trust”), an entity related to the sole shareholder of PBS.

On June 23, 2009, the 5% notes payable to PBS and the Family Trust having principal and accrued interest of $1,761,483 and $286,485, respectively, were converted into 2,047,968 shares of Preferred Series A-1 in accordance with the terms as defined in the Second Amended & Restated Certificate of Incorporation,

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Note 3 — Related Party Transactions:  – (continued)

which was approved by a two-thirds majority of each of the First and Second Bridge Note Holders, respectively, on November 24, 2008. At the time of conversion, the fair value of the Preferred Series A-1 shares was $1.069.

As of December 31, 2008, the principal balance and accrued interest on the 5% notes were $1,761,483 and $244,499, respectively. As a result of the conversion to Preferred Series A-1 on June 23, 2009, the balance outstanding on the 5% notes and related accrued interest was $0 as of December 31, 2009.

Note 4 — Income Taxes:

There was no current or deferred income tax provision for the years ended December 31, 2009 and 2008.

The Company’s deferred tax assets as of December 31, 2009 and 2008 consist of the following:

	2009	2008
Net operating loss carryforwards – Federal	$5,011,000	$3,859,000
Net operating loss carryforwards – State	884,000	681,000
Totals	5,895,000	4,540,000
Less valuation allowance	(5,895,000)	(4,540,000)
Deferred tax assets	$—	$—

At December 31, 2009, the Company had potentially utilizable Federal and state net operating loss tax carryforwards of approximately $14,739,000, expiring through 2029.

The utilization of the Company’s net operating losses may be subject to a substantial limitation due to the “change of ownership provisions” under Section 382 of the Internal Revenue Code and similar state provisions. Such limitation may result in the expiration of the net operating loss carryforwards before their utilization.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The net change in the total valuation allowance for the years ended December 31, 2009 and 2008 and the period from May 15, 2005 (inception) to December 31, 2009 was $1,355,000, $1,033,000 and $5,895,000, respectively. The tax benefit assumed a Federal statutory tax rate of 34% and a state tax rate of 6% and has been fully offset by the aforementioned valuation allowance.

In July 2006, FASB ASC No. 740 (“ASC 740”), “Income Taxes,” was issued. The Company adopted ASC 740 as of January 1, 2007.

Management believes that the Company does not have any tax positions that will result in a material impact on the Company’s financial statements because of the adoption of ASC 740. However management's conclusion may be subject to adjustment at a later date based on factors including additional implementation guidance from the FASB and ongoing analyses of tax laws, regulations and related Interpretations.

Note 5 — Commitments:

Operating lease:

The Company entered into a lease for office space that commenced on March 1, 2006 and expires on July 31, 2010. In August 2009, the lease agreement was amended to a reduced amount. Rent expense for the years ended December 31, 2009 and 2008 and the period from May 15, 2005 (inception) to December 31, 2009 was $94,946, $112,911 and $415,334, respectively. Future minimum lease payments under this lease subsequent to December 31, 2009 total $42,132 in 2010.

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Note 5 — Commitments:  – (continued)

Employment agreements:

The Company has entered into employment agreements with certain key executives. At December 31, 2009, salary and bonus commitments for such key executives totaled approximately $600,000 for the year ending December 31, 2010. In connection with these agreements, the Company is obligated to issue stock options sufficient for such executives to maintain a minimum ownership percentage of the Company of 7% through the first $5 million of a qualified equity capital raise as defined in the employment agreements. On August 4, 2010, the Company entered into a revised employment agreement with the President and Chief Executive Officer (see Note 10).

Note 6 — Stockholders’ Equity:

Preferred Stock:

On November 24, 2008, the shareholders approved a Second Amended Certificate of Incorporation for the Company, with the consent of the Company’s Note Holders. In conjunction with certain provisions stated in the Amended Certificate of Incorporation, all principal and accrued interest thereon from the First and Second Bridge Notes (see Note 8) and the PBS Promissory Note (see Note 3) were converted on June 23, 2009 into a number of Preferred Series A-1 or Preferred Series A-2 shares as calculated by dividing the total principal and accrued interest thereon by $1.00 (the “Original Issue Price”).

Preferred Series A-1 and Series A-2 entitle the holders to receive stock dividends at an annual rate of twelve percent (12%) of the Original Issue Price. Such dividends accrue daily and are payable in additional Series A-1 or A-2 Preferred Stock, when and if declared by the Board.

In the event of a Liquidation of the Company, as defined, holders of Preferred Series A shares have a preference over all other classes of capital stock and are entitled to a Liquidation Preference of one times the Original Issue Price plus any dividends accrued but not paid.

Each Series of Preferred (A-1 and A-2) votes separately as a class and has certain Protective Provisions, respectively, with regard to a Company financing and organizational restructuring for which a two-thirds majority vote is required from each Series for approval. Preferred Shareholders have the right to voluntarily convert at any time and without payment of consideration into a number of shares Class B Common Stock as determined by dividing the Series A Shares by $1.00 after which the Series A Preferred Stock will no longer be deemed to be outstanding and all rights attributable to said Preferred shares will cease and terminate.

Preferred Shareholders are subject to Mandatory Conversion into Class B Common Stock subject to the following defined Trigger Events: (a) The Closing of a Qualified Public Offering; or (b) the Closing of a Corporation Sale. In such circumstances Preferred Shares convert into Common Class B Shares at the then effective conversion rate and after which such shares may not be reissued. In the event of the issuance of additional shares of common stock at a price lower than the conversion price of $1.00, the conversion price of the preferred stock will be reduced concurrently with such issue to a price equal to the lower price.

Common Stock:

On May 18, 2005, the Company issued 4,000,000 shares of common stock to its founders for subscriptions receivable of $4,000 or $.001 per share. As of December 31, 2006, founders had fully paid all subscription receivables to the Company.

Between September 12, 2005 and November 14, 2005, the Company issued and sold to its employees 347,000 shares of restricted Class C common stock for $347, or $.001 per share pursuant to their employment contracts. These shares vested ratably over a three-year period from the date of issuance.

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Note 6 — Stockholders’ Equity:  – (continued)

On May 1, 2006 and September 1, 2006, the Company issued and sold to employees of PBS 339,386 shares of restricted Class A common stock for $339 or $.001 per share as finder’s fees in conjunction with licensing agreements executed with Biowest Therapeutics, Inc and Henderson-Morley, PLC (see Note 7). Accordingly, the Company recognized non-employee compensation expense of $63,181 in 2006.

For the years ended December 31, 2009 and 2008 and the period from May 15, 2005 (inception) to December 31, 2009, the Company recognized stock-based employee compensation expense of $0, $1,003 and $3,694, respectively.

Common Stock Options:

On May 18, 2005, the Company established a Non-Qualified Stock Incentive Plan (the “Plan”) under which incentive stock and/or options may be granted to officers, directors, consultants and key employees of the Company for the purchase of up to 925,000 shares of common stock. The options have a maximum term of ten years, vest over a period to be determined by the Company’s Board of Directors and have an exercise price at or above fair market value on the date of grant.

During 2005, the Company issued 58,337 stock options under the Plan to employees, pursuant to their employment contracts, with an exercise price of $0.76 per share. During 2006, the Company issued 50,952 stock options under the Plan to one employee and a non-employee consultant with an exercise price of $1.36 per share.

For the years ended December 31, 2009 and 2008 and the period from May 15, 2005 (inception) to December 31, 2009, the Company recognized option-based employee compensation cost of $0, $1,894 and $8,707, respectively.

For the years ended December 31, 2009 and 2008 and the period from May 15, 2005 (inception) to December 31, 2009, the Company recognized option-based consulting cost of $172, $230 and $690, respectively, in accordance with ASC 718.

A summary of the Company’s stock option activity and related information is as follows:

	FYE 2009		FYE 2008
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	5,000	$1.36	109,289	$1.04
Granted	—	—
Forfeited	—	$—	(104,289)	$1.02
Outstanding at end of period	5,000	$1.36	5,000	$1.36
Options exercisable at period end	5,000	$1.36	3,887	$1.36

The weighted average remaining contractual term of stock options outstanding and exercisable at December 31, 2009 is 6.67 years.

As of December 31, 2009, there was no unrecognized compensation expense.

Note 7 — License Agreements:

On December 7, 2005, the Company licensed from Biowest Therapeutics, Inc. (f/k/a Migenix, Inc.) the exclusive worldwide rights for human dermatological uses to a cationic, antimicrobial peptide, whose active component is omiganan pentahydrochloride (“Omiganan”). In consideration for the rights to Omiganan, the Company paid initial up-front license fee and agreed to make additional payments in the aggregate amount of up to $10,700,000 contingent upon the achievement of certain clinical and regulatory milestones. In the event that Omiganan is commercialized, the Company has agreed to pay an escalating royalty and certain commercial

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Note 7 — License Agreements:  – (continued)

milestone payments based on attainment of defined net sales levels, not to exceed 5%, and $10,000,000, respectively. The license for Omiganan provides for unrestricted rights to sub license also subject to these terms.

On July 26, 2006, the Company licensed the exclusive global rights to an implantable biomaterial, whose main ingredient is chitosan (“Chitosan”) from Biopharmex S.A., a Luxembourg company. In addition to two cash payments made to Biopharmex representing an upfront license fee and a patent filing milestone fee for a PCT application in Europe, the Company is obligated to future milestone payments subject to the achievement of certain clinical and regulatory milestones, not to exceed $9,825,000. Under the terms of the license agreement, in the event that that a Chitosan based product is commercialized, the Company is required to pay royalties on net sales of the product not to exceed 8%. If the Company chooses to exercise its unrestricted right of sublicense, the Company must pay to Biopharmex 22% of the transaction proceeds less adjustments for incurred research and development expenses and previously paid milestones. In the event the Company does not raise adequate capital to advance the chitosan development program by December 15, 2010, Biopharmex, at its option, may take back the license at no expense to either party. Under the terms of the license, within 45 days of a qualified financing, which, by definition, includes this offering, the Company will be required to pay to Biopharmex a milestone payment of $150,000 as a prepayment toward the Company’s first development milestone obligation.

On September 27, 2006, the Company entered into an exclusive license agreement with Henderson- Morley, PLC, a UK based company for the North American rights to Ionic Contra Viral Therapy (“ICVT”) for all dermatological uses in humans excluding uses for the treatment of labial herpes or other viral infections of the genital, peri-genital, anal or peri-anal areas (including related dysplasias). In consideration for the rights to ICVT, the Company agreed to make payments in the aggregate not to exceed $6,675,000 contingent upon the achievement of certain clinical and regulatory milestones. As of December 31, 2009, the Company has not incurred any milestone payments under this agreement.

In the event that ICVT is commercialized, the Company has agreed to pay royalties on net annual sales not to exceed 8.5%. If the Company were to exercise its unrestricted right of sublicense in the territory, it would be required to pay Henderson-Morley a defined percentage of the transaction value less certain adjustments for research and development expenses and prior milestone payments. Henderson-Morley may take back the license if the Company does not undertake development activities.

Note 8 — Senior Convertible Notes:

On October 23, 2006, the Company issued 5% senior convertible notes in connection with a private placement in the aggregate principal amount of $4,560,000 (the “First Bridge Notes”) with an initial maturity date of October 23, 2007 and an option for the Company to extend the maturity date to October 23, 2008 at its discretion at an increased interest rate of 8% commencing on the first day of extension. The Company exercised that extension on October 23, 2007.

In addition, each First Bridge Noteholder received a number of warrants to purchase the Company’s common stock equal to 40% of the principal amount of the First Bridge Notes purchased divided by the greater of the lowest price paid for securities in a Qualified Equity Financing or $1.00. Each warrant issued as a result of a Qualified Equity Financing would be exercisable at a price per share equal to the greater of the price per share of the securities in the Qualified Equity Financing or $1.00 and would be exercisable for a period of seven years. In the event a Qualified Equity Financing did not occur on or before July 18, 2008 then each warrant was to be exercisable for a number of shares equal to 40% of the principal amount of the First Bridge Notes purchased divided by $1.00 at an exercise price equal to $1.00. The Company allocated proceeds of $213,921 from the sale of the First Bridge Notes to the warrants, determined by using the Black-Scholes option pricing model, at the time of issuance, which was recorded as a debt discount, and reduced the carrying values of the First Bridge Notes.

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Note 8 — Senior Convertible Notes:  – (continued)

On July 24, 2007 the Company issued its “Second Bridge Notes” (see below) which resulted in the First Bridge Note holders being awarded an additional 456,000 warrants to purchase Common Stock of the Company which represented an additional 10% warrant coverage (40% to 50%) to those First Bridge Note holders. In conjunction with this additional warrant grant, the incremental debt discount related to the additional 10% warrant coverage was determined by using the Black-Scholes option pricing model at the time of issuance, resulting in additional interest expense in 2007 of $102,082. As of December 31, 2009 a total of 2,280,000 warrants were outstanding to First Bridge Note holders and none had been exercised.

In connection with the offering of the First Bridge Notes, Paramount BioCapital, Inc. (“PCI”), an affiliate of a significant stockholder of the Company, and the Company entered into a placement agency agreement dated June 14, 2006, pursuant to which the Company paid PCI and certain employees of PCI cash commissions of $254,625 and $64,575, respectively, for their services. These amounts were classified as deferred financing costs and were amortized to interest expense over the initial term of the First Bridge Notes.

The Company also has agreed to pay to PCI a commission on sales of securities by the Company during the 24-month period subsequent to October 24, 2006 (other than a public offering) to the purchasers of the First Bridge Notes who were introduced to the Company by PCI. The Company also granted PCI the right of first refusal to act as exclusive finder, placement agent or other similar agent in relation to any securities offerings on its behalf during the 36-month period following October 24, 2006. PCI acted as the placement agent for a second Bridge Note Funding on July 24, 2007.

In addition, PCI and certain employees of PCI received warrants (the “Placement Warrants”) to purchase, at an exercise price of 110% of the greater of the lowest price paid for securities in a Qualified Equity Financing or $1.00, a number of shares of the Company’s common stock equal to 10% of the First Bridge Notes purchased divided by the lowest price paid for securities in a Qualified Equity Financing prior to July 18, 2008. If the Qualified Equity Financing did not occur on or before July 18, 2008, the Placement Warrants would become exercisable for a number of shares of the Company’s common stock equal to 10% of the First Bridge Notes purchased divided by $1.00, at a per share exercise price of $1.00 and are exercisable for seven years. The Company estimated the value of the warrants using the Black-Scholes option pricing model at $53,480 which was classified as deferred financing costs and was amortized to interest expense over the initial term of the First Bridge Notes.

On July 24, 2007, the Company issued 5% senior convertible notes in connection with a private placement in the aggregate principal amount of $8,975,000 (the “Second Bridge Notes”) with an initial maturity date of October 23, 2007 and an option for the Company to extend the maturity date to October 23, 2008 at its discretion at an increased interest rate of 8% commencing on the first day of extension. The Company exercised that extension on October 23, 2007.

In addition, each Second Bridge Noteholder received a number of warrants to purchase the Company’s common stock equal to 50% of the principal amount of the Second Bridge Notes purchased divided by the greater of the lowest price paid for securities in a Qualified Equity Financing or $1.00. Each warrant issued as a result of a Qualified Equity Financing would be exercisable at a price per share equal to the greater of the price per share of the securities in the Qualified Equity Financing or $1.00 and would be exercisable for a period of seven years. In the event a Qualified Equity Financing did not occur on or before July 18, 2008, then each warrant was to be exercisable for a number of shares equal to 50% of the principal amount of the Second Bridge Notes purchased divided by $1.00 at an exercise price equal to $1.00. The Company allocated proceeds of $987,567 from the sale of the Second Bridge Notes to the warrants, determined by using the Black-Scholes option pricing model, at the time of issuance, which was recorded as a debt discount, and reduced the carrying values of the Second Bridge Notes. As of December 31, 2009 a total of 4,487,500 warrants were outstanding to Second Bridge Note holders and none had been exercised.

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Note 8 — Senior Convertible Notes:  – (continued)

In connection with the offering of the Second Bridge Notes, and pursuant to the placement agency agreement entered into by PCI and the Company dated May 25, 2007, the Company paid PCI and certain employees of PCI cash commissions of $468,125 and $160,125, respectively, for their services. These amounts were recorded as deferred financing costs and were amortized to interest expense over the initial term of the Second Bridge Notes. The Company also agreed to pay to PCI a commission on sales by the Company of securities during the 24-month period subsequent to July 24, 2007 (other than a public offering) to the purchasers of the Second Bridge Notes who were introduced to the Company by PCI. The Company also granted PCI the right of first refusal to act as exclusive finder, placement agent or other similar agent in relation to any securities offerings on its behalf during the 12-month period following July 24, 2007. The right of first refusal with regard to future securities offerings expired as of July 24, 2008.

In addition, PCI and certain employees of PCI received warrants (the “Placement Warrants”) to purchase, at an exercise price of 110% of the greater of the lowest price paid for securities in a Qualified Equity Financing or $1.00, a number of shares of the Company’s common stock equal to 10% of the Second Bridge Notes purchased divided by the lowest price paid for securities in a Qualified Equity Financing prior to July 18, 2008. If the Qualified Equity Financing did not occur on or before July 18, 2008, the Placement Warrants would be exercisable for a number of shares of the Company’s common stock equal to 10% of the Second Bridge Notes purchased divided by $1.00, at a per share exercise price of $1.00 and to be exercisable for seven years. The Company estimated the value of the warrants using the Black-Scholes option pricing model at approximately $197,513 which was amortized to interest expense over the initial term of the Second Bridge Notes.

On October 23, 2008, the holders of both the First and Second Bridge Notes voted to extend the maturity of the respective notes until November 24, 2008 in return for an increase in the interest rate from 8% to 12% during the extension period. On November 24, 2008, the holders of the First and Second Bridge Notes voted to further extend the maturity of the respective notes until June 23, 2009 in exchange for the right to convert their principal and accrued interest thereon into the Company’s common shares at a ceiling price of $3.63 subject to a Sale of the Company or a Qualified Equity Financing as defined. In the event that a Qualified Equity Financing or Sale of the Company did not occur by June 23, 2009, the Bridge note principal and accrued interest thereon, along with the PBS and Family Trust Promissory Notes principal and accrued interest thereon, would convert into the Company’s Preferred Shares, Series A at the rate of one share for each $1 of debt. As of June 23, 2009, neither a Sale of the Company nor a Qualified Equity Financing was completed and, accordingly, the First and Second Bridge Note principal and accrued interest thereon along with the PBS Promissory Note Principal and accrued interest thereon converted into Preferred Shares, Series A. At the time of conversion, the fair value of the Preferred Shares was $1.069. Accordingly, the Company recorded a loss on conversion of $1,258,892 which was charged to interest expense.

The First and Second Bridge Notes also contained various automatic conversion features conditional upon the completion of a Qualified Equity Financing or other events. However, none of the stipulated conditions were met, and accordingly, the conversion features lapsed.

Note 9 — Summary of Equity Instruments

The following table summarizes all equity instruments issued or granted by the Company from inception through December 31, 2009 and sets forth for each issuance or grant date the number of options, warrants or shares issued or granted, the exercise price, the estimated fair value of the common stock, and the intrinsic value, if any, per equity instrument.

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Note 9 — Summary of Equity Instruments  – (continued)

Issuance/ Grant Date	No. of Shares (or Shares underlying Options/Warrants)		Issuance Price/ Exercise Price		Estimated Fair Value Per Shares of Common Stock at Issuance/ Grant Date	Intrinsic Value at Issuance/ Grant Date
Common Stock C (voting)
May 15, 2005	4,000,000	(1)	$0.001		$0.001
Sep. 12, 2005	200,000	(1)	0.001		0.001
Oct. 24, 2005	105,000	(1)	0.001		0.018	$0.017
Nov. 14, 2005	42,000	(1)	0.001		0.046	0.045
Common Stock A (non-voting)
May 1, 2006	193,935	(2)	0.001		0.187	0.186
Sep. 1, 2006	145,451	(2)	0.001		0.187	0.186
Stock Options
Dec. 27, 2005	21,735	(3)	0.76		0.117
Dec. 27, 2005	36,602	(3)	0.76		0.117
July 5, 2006	45,952	(3)	1.36		0.187
Sep. 1, 2006	5,000 (4)		1.36		0.187
Warrants
Oct. 23, 2006	1,824,000 (5)		1.10	(7)	0.187
Oct. 23, 2006	456,000 (6)		1.10	(7)	0.187
May 25, 2007	456,000 (5)		1.10	(7)	0.331
July 24, 2007	4,487,500	(6)	1.10	(7)	0.331
July 24, 2007	897,500	(6)	1.10	(7)	0.331
Preferred Series A-1
June 23, 2009	7,642,671		1.00		1.069	0.069	(8)
Preferred Series A-2
June 23, 2009	10,602,144		1.00		1.069	0.069	(8)

(1)	Represents founders shares of common stock issued for cash.
(2)	Represents non-voting common shares issued as finder fees for omiganan and ICVT technology license acquisitions.
(3)	Options granted to employees, which have been forfeited in accordance with terms of their employment agreements in 2007 and 2008.
(4)	Options granted to scientific advisory consultant.
(5)	Warrants granted to Bridge Note holders.
(6)	Placement Warrants assigned to Paramount BioCapital related to placement of Bridge Notes.
(7)	The exercise price at the time of grant was to be 110% of a qualified equity offering price of common stock (with a floor price of $1.00) had the Bridge Notes converted into common shares prior to June 23, 2009.
(8)	The difference between fair value and conversion value for the total number of preferred shares resulted in a charge to interest expense of $1,259,000 in the second quarter of 2009.

The valuation of shares of preferred stock associated with the conversion of the Bridge Notes, PBS Notes and Family Trust Notes was determined by an internal valuation, retrospectively, based on the net present value of the Company’s estimated future cash flows for the period commencing on the conversion date of the notes (June 23, 2009) through the period of patent expiration for programs in our portfolio, with such net present value adjusted for risk. Adjustment for risk was determined by assigning a probability factor obtained from third-party industry models which use empirical data to determine the likelihood of a development program reaching the next critical milestone, having successfully completed the prior milestone. Cash flows include (i) cash outflows to complete various stages of development, future commercialization expenses and

CUTANEA LIFE SCIENCES, INC.
(A Development Stage Company)

Note 9 — Summary of Equity Instruments  – (continued)

other costs and (ii) cash inflows reflecting the projected gross profit streams to be derived from the commercialized programs based on market penetration models and market pricing. The resulting net present value (as adjusted for risk) was then divided by the fully-diluted number of shares outstanding at the time of the conversion.

Note 10 — Subsequent Events:

In July 2010, the Company extended its lease term on office space through December 31, 2010 on the same terms in effect at June 30, 2010.

On August 4, 2010, the Company, with the consent of its shareholders, amended its Corporate Charter to provide for an increase in the number of Authorized Shares from 80,000,000 to 470,000,000 and an increase in the number of shares in the Company’s Incentive Stock Plan from 925,000 to 21,000,000. In addition, certain changes to provisions affecting Preferred Shareholders included: (1) a change in definition of a Qualified Public Offering (“QPO”) triggering a mandatory conversion into Common Stock to mean the closing of the first sale of shares of the Company’s equity securities to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933; (2) upon a closing of a QPO consummated at a price per share that is lower than the Series A Conversion Price then in effect, the Series A Conversion Price will be reduced to a price equal to (a) the implied pre-money valuation of the Company immediately prior to the closing of such QPO divided by (b) the number of then outstanding shares of the Company’s Common Stock, on a fully-diluted basis (taking into account all convertible securities of the Company, but excluding any such convertible securities which are convertible or exercisable into shares of Common Stock at a price per share that is greater than the price per share of the securities sold by the Company in the QPO); (3) amend the definition of “Liquidation” in the Charter to include a Corporation Sale, such that a Corporation Sale will qualify as a Liquidation; (4) amend the definition of “Corporation Sale” in the Charter, such that any transfer of the Company’s intellectual property rights to omiganan, whether by sublicense, assignment, sale, transfer, collaboration, joint venture, strategic alliance or otherwise shall not be deemed a Corporation Sale under the Charter; (5) amend the mandatory conversion provisions contained in the Charter to exclude any omiganan transfer from the mandatory conversion triggering events such that it shall not be deemed to trigger the mandatory conversion of the Series A Preferred Stock into Common Stock; (6) reduce the Series A Liquidation Amount (as defined in the Charter) payable by the Company on each share of Series A Preferred Stock in the event of a Liquidation (as defined in the Charter), from an amount equal to two (2) times the Series A Original Issue Price (as defined in the Charter), plus any dividends accrued but unpaid thereon, to an amount equal to the Series A Original Issue Price, plus any dividends accrued but unpaid thereon; (7) delete certain negative covenants contained in the Charter that limit the Company from entering into transactions with its officers, directors or stockholders of the Company or any of their respective affiliates.

On August 4, 2010, the Company amended Mr. Bitterman’s (CEO) employment agreement, extending the term to September 11, 2012. The extension results in aggregate contractual commitments in the years ending December 31, 2010, 2011 and 2012 of $156,000, $400,000 and $400,000, respectively. In the event that Mr. Bitterman’s contract is not extended beyond September 11, 2012, the Company has an additional contractual commitment of $294,000 in 2013. In addition, the Company is to grant Mr. Bitterman stock options to acquire up to 5% of the outstanding common stock of the Company on a fully-diluted as-converted basis.

On August 4, 2010, the Company’s Board of Directors granted options to Company Officers Mr. Bitterman and Dr. Forbes-McKean totaling 3,896,255 of which 50% vested on the date of grant and the remainder vest in equal proportions on the next two consecutive anniversaries of the grant date.

On August 4, 2010, the Company’s Board of Directors granted to current and recently retired Directors, excluding Mr. Bitterman, options totaling 1,029,000 of which 602,000 vested on the date of grant and the remainder vest in equal proportions on the next two consecutive anniversaries of the grant date.

You should rely only on the information contained or incorporated by reference to this prospectus in deciding whether to purchase our common stock. We have not authorized anyone to provide you with information different from that contained or incorporated by reference to this prospectus. Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus. To the extent that any facts or events arising after the date of this prospectus, individually or in the aggregate, represent a fundamental change in the information presented in this prospectus, this prospectus will be updated to the extent required by law.

We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Nevertheless, we are responsible for the accuracy and completeness of the historical information presented in this prospectus, as of the date of the prospectus.

 Shares of Common Stock

PROSPECTUS

Brean Murray, Carret & Co.	Rodman & Renshaw, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

Securities and Exchange Commission registration fee		$1,069.50
FINRA filing fee	$
Printing and engraving expenses	$
Blue Sky fees and expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Miscellaneous	$
Total	$

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our amended and restated Certificate of Incorporation contain provisions that eliminate, to the maximum extent permitted by the Delaware General Corporation Law, the personal liability of our directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. Our amended and restated Certificate of Incorporation and bylaws provide that we must indemnify its directors and executive officers and may indemnify our employees and other agents to the fullest extent permitted by the Delaware General Corporation Law.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer of the Company against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Company and its executive officers and directors, and by the Company of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement**
3.1	Third Amended and Restated Certificate of Incorporation filed on August 12, 2010(1)
3.2	Bylaws(1)
4.1	Form of Note and Warrant Purchase Agreement(1)
4.2	Form of Warrant(1)
5.1	Opinion of Richardson & Patel LLP**
10.1	Form of Lock-up Agreement(1)
10.2	2005 Stock Incentive Plan(1)
10.3	Amendment No. 1 to 2005 Stock Incentive Plan(1)
10.4	Form of Stock Option Agreement(1)
10.5	Second Amended and Restated Exclusive License Agreement between the Registrant and Biopharmex Holding, S.A. dated July 7, 2006 (Portions of the exhibit has been omitted pursuant to the request for confidential treatment)*
10.6	Exclusive License Agreement between the Registrant and Henderson-Morley PLC, dated September 27, 2006 (Portions of the exhibit has been omitted pursuant to the request for confidential treatment)*
10.7	Exclusive License Agreement between the Registrant and Biowest Therapeutics, Inc. (formerly known as Migenix, Inc.), dated December 5, 2005 (Portions of the exhibit has been omitted pursuant to the request for confidential treatment)*
10.8	Employment Agreement between Registrant and Robert J. Bitterman, as amended, dated August 4, 2010* dated September 12, 2005(1)
10.9	Employment Agreement between Registrant and Dr. Kimberley Forbes-McKean, dated October 25, 2005(1)
10.10	Letter Agreement regarding employment between Registrant and James McMonagle, dated August 12, 2010(1)
10.11	Engagement Letter by and among Registrant, Brean Murray Carret & Co., LLC and Rodman & Renshaw, LLC, dated June 4, 2010(1)
10.12	Lease Agreement between Registrant and Liberty Property Limited Partnership dated January 20, 2006(1)
10.13	First Amendment to Lease Agreement between Registrant and Liberty Property Limited Partnership dated February 27, 2009(1)
10.14	Second Amendment to Lease Agreement between Registrant and Liberty Property Limited Partnership dated August 1, 2009(1)
10.15	Third Amendment to Lease Agreement between Registrant and Liberty Property Limited Partnership dated December 21, 2009(1)
10.16	Fourth Amendment to Lease Agreement between Registrant and Liberty Property Limited Partnership dated March 12, 2010(1)
10.17	Fifth Amendment to Lease Agreement between Registrant and Liberty Property Limited Partnership dated August 19, 2010*
14.1	Corporate Code of Ethics Statement*
23.1	Consent of J.H. Cohn LLP*

Exhibit Number	Description
23.2	Consent of Richardson & Patel LLP (included in Exhibit 5.1)
24.1	Power of Attorney(1)

*	Filed herewith.
**	To be filed by amendment.
(1)	Filed on August 12, 2010 as an exhibit to our Registration Statement on Form S-1, and incorporated herein by reference.

ITEM 17. UNDERTAKINGS

I.  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(a)	Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(b)	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and
(c)	Include any additional or changed material information on the plan of distribution.

II.  For the purposes of determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

III.  File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

In addition, the undersigned registrant hereby undertakes that:

•	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and
•	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of these securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on September 17, 2010.

CUTANEA LIFE SCIENCES, INC.

By:	/s/ Robert J. Bitterman Robert J. Bitterman Chief Executive Officer